# Dreyfus
# Emerging Leaders Fund

**ANNUAL REPORT** August 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Emerging Leaders Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

John S. Cone, Oliver Buckley, Langton C. Garvin
and Kristin Crawford, Portfolio Managers

### How did Dreyfus Emerging Leaders Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced a total return of 3.31%.[1] In comparison, the fund's benchmark, the Russell 2000 Index (the "Index"), achieved a 9.36% total return for the same period.[2]

Stock markets were supported during the reporting period by reasonably low inflation, strong corporate earnings and robust levels of global industrial activity. Small-cap stocks generally outperformed their large-cap counterparts, a trend the market had sustained for more than six years. The fund participated in the market's advance to a degree. However, the fund's performance was undermined by weak results from several of the valuation-oriented components of our quantitative model and disappointing returns from individual holdings in a few key industry groups. As a result, the fund's returns lagged the benchmark.

### What is the fund's investment approach?

The fund seeks capital growth by investing at least 80% of its assets in companies we believe are emerging leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings growth. The fund currently considers small companies to be those companies with market capitalizations that fall within the range of the Index at the time of purchase. Because the fund may continue to hold a security as its market capitalization grows, certain of the fund's holdings can have market capitalizations in excess of the Index at any time.

We employ a structured approach in which principles of fundamental analysis are implemented quantitatively. This disciplined, "bottom-up," approach seeks to identify undervalued securities through a proprietary quantitative model which uses over 40 factors to rank stocks based on fundamental momentum, relative value, future value, long-term growth and additional factors, such as technical factors. We attempt to maintain a neutral exposure to industry groups relative to the Index. Within each sector, we overweight the stocks ranked most attractive and underweight or avoid those ranked least attractive.

### What other factors influenced the fund's performance?

Stocks rose broadly during the first half of the reporting period on the strength of robust economic growth and rising corporate earnings. As they had for several years, small-cap stocks continued to produce higher returns than their large-cap counterparts. However, the reporting period's second half proved to be considerably more challenging as a cooling housing market and moderating employment gains suggested that economic growth was slowing. As a result, investors began to grow more risk averse, and the small-cap market gave up some of its earlier gains.

Headwinds during the reporting period's second half hindered the fund's progress to a significantly greater degree than the benchmark's. Although the fund's momentum-oriented quantitative analytic factors had some success in identifying both strong- and weak-performing holdings during the market's downturn, its value-oriented factors proved less effective in identifying winners. In light of changing market conditions, it is not surprising that the market failed to reward our value-oriented quantitative factors. Our blended value and momentum analytic approach includes a wide variety of factors precisely because markets often shift from favoring one type of investment to another.

Individual stock selection across several market sectors was primarily responsible for the fund's second-half retreat. For example, in the technology sector, semiconductor producers, such as Genesis Microchip; electronic equipment makers, such as Novatel Wireless; and software developers, such as Vignette, all declined. Losses in these industries contrasted with gains in Internet service providers, such as F5 Networks. Among consumer holdings, specialty retailers, such as Genesco, and home construction companies, such as Technical Olympic USA, detracted from performance. Finally, in the basic materials sector, the fund lost significant ground with investments such as Crown Holdings, despite gains in some metal and mining stocks, such as Chapparel Steel.

On a more positive note, the fund's position in Superior Energy Services, a provider of services and equipment to oil and gas producers, rose sharply on the strength of robust demand generated by high energy prices. In addition, the fund's bottom-up stock selection process resulted in a portfolio with slightly greater average exposure to energy stocks and slightly lower exposure to consumer durables stocks than the benchmark over the measurement period. While these over- and underweighted positions were generally modest, they nonetheless had a materially positive impact on the fund's relative performance.

### What is the fund's current strategy?

The fund's investment approach has remained anchored in our disciplined and consistent quantitative security selection process. Although this process has resulted in mildly greater exposure than the benchmark to sectors including transport and health care and mildly lower exposure to technology and consumer cyclical stocks, these relative over- and underweighted positions remain slight. For the most part, the fund's sector allocations are in line with our sector-neutral investment approach, and all individual holdings meet the fund's quantitatively based investment criteria.

September 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Emerging Leaders Fund and the Russell 2000 Index

## Average Annual Total Returns *as of 8/31/06*

|        | 1 Year | 5 Years | 10 Years |
|--------|--------|---------|----------|
| **Fund** | **3.31%** | **6.51%** | **12.39%** |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Emerging Leaders Fund on 8/31/96 to a $10,000 investment made in the Russell 2000 Index on that date. All dividends and capital gain distributions are reinvested. The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Emerging Leaders Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 5.59 |
| Ending value (after expenses) | $928.50 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 5.85 |
| Ending value (after expenses) | $1,019.41 |

† *Expenses are equal to the fund's annualized expense ratio of 1.15%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

| Common Stocks−99.9% | Shares | Value ($) |
|---|---|---|
| **Commercial & Professional Services−7.8%** | | |
| A.M. Castle & Co. | 77,800 a | 2,198,628 |
| Diamond Management<br>  & Technology Consultants | 345,400 b | 3,215,674 |
| Ennis | 39,700 a | 819,805 |
| Harte-Hanks | 322,000 | 8,533,000 |
| LECG | 83,500 a,b | 1,415,325 |
| Owens & Minor | 181,300 a | 5,832,421 |
| Performance Food Group | 252,400 a,b | 6,211,564 |
| ProQuest | 315,600 a,b | 4,232,196 |
| Rush Enterprises, Cl. A | 145,400 b | 2,544,500 |
| Spartan Stores | 205,259 | 3,700,820 |
| TeleTech Holdings | 116,000 b | 1,751,600 |
| ValueClick | 314,900 b | 5,557,985 |
| | | **46,013,518** |
| **Communications−.5%** | | |
| Golden Telecom | 92,500 a | **2,821,250** |
| **Consumer Durables−.8%** | | |
| Ethan Allen Interiors | 54,200 a | 1,829,250 |
| Technical Olympic USA | 225,600 a | 2,743,296 |
| | | **4,572,546** |
| **Consumer Non-Durables−2.7%** | | |
| Elizabeth Arden | 56,500 b | 820,945 |
| Mannatech | 432,400 a | 6,261,152 |
| Steve Madden | 95,250 | 3,509,962 |
| Tootsie Roll Industries | 43,100 a | 1,250,331 |
| Topps | 98,700 | 861,651 |
| USANA Health Sciences | 67,600 a,b | 3,025,776 |
| | | **15,729,817** |
| **Consumer Services−6.1%** | | |
| Great Wolf Resorts | 167,000 b | 2,022,370 |
| Jack in the Box | 102,400 b | 4,913,152 |
| Jackson Hewitt Tax Service | 132,600 a | 4,190,160 |
| LodgeNet Entertainment | 123,700 b | 2,351,537 |
| Media General, Cl. A | 147,800 | 5,811,496 |
| Pinnacle Entertainment | 321,900 b | 8,298,582 |
| Sinclair Broadcast Group, Cl. A | 401,100 b | 3,096,492 |
| Sonic | 93,000 b | 2,039,490 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Consumer Services (continued)** | | | |
| Travelzoo | 30,600 | a,b | 909,432 |
| World Wrestling Entertainment | 124,200 | a | 2,146,176 |
| | | | **35,778,887** |
| | | | |
| **Electronic Technology−12.0%** | | | |
| ADE | 150,400 | b | 4,838,368 |
| Advanced Energy Industries | 289,700 | a,b | 4,162,989 |
| Amkor Technology | 42,200 | a,b | 239,274 |
| Asyst Technologies | 409,500 | b | 3,067,155 |
| Atheros Communications | 121,200 | b | 1,971,924 |
| Audiovox, Cl. A | 30,100 | a,b | 445,781 |
| Broadwing | 338,500 | a,b | 3,875,825 |
| Exar | 80,300 | a,b | 1,122,594 |
| F5 Networks | 143,300 | b | 7,177,897 |
| Hexcel | 226,600 | a,b | 3,403,532 |
| Intevac | 230,400 | b | 3,870,720 |
| Newport | 285,100 | a,b | 5,026,313 |
| Omnivision Technologies | 360,600 | a,b | 5,985,960 |
| PLX Technology | 207,300 | a,b | 2,222,256 |
| Radisys | 74,200 | b | 1,756,314 |
| Redback Networks | 234,400 | b | 4,369,216 |
| Semtech | 284,000 | b | 3,711,880 |
| Silicon Image | 747,000 | b | 8,672,670 |
| Trident Microsystems | 140,600 | b | 2,900,578 |
| TTM Technologies | 133,100 | b | 1,711,666 |
| | | | **70,532,912** |
| **Energy Minerals−3.0%** | | | |
| Harvest Natural Resources | 144,700 | a,b | 1,850,713 |
| Houston Exploration | 98,600 | b | 6,325,190 |
| Pacific Ethanol | 99,400 | a,b | 1,841,882 |
| Unit | 149,900 | b | 7,901,229 |
| | | | **17,919,014** |
| **Finance−24.7%** | | | |
| Advanta, Cl. B | 131,300 | a | 4,445,818 |
| Anchor Bancorp Wisconsin | 25,400 | a | 742,188 |
| Ashford Hospitality Trust | 283,400 | | 3,392,298 |
| Asta Funding | 34,700 | | 1,146,835 |
| CentraCore Properties Trust | 34,700 | a | 993,114 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Finance (continued)** | | |
| City Holding | 14,100 | 555,258 |
| Corus Bankshares | 258,400 a | 5,635,704 |
| Digital Realty Trust | 144,400 a | 4,319,004 |
| Federal Agricultural Mortgage, Cl. C | 52,700 a | 1,478,235 |
| FelCor Lodging Trust | 307,400 | 6,593,730 |
| Financial Federal | 53,600 | 1,404,320 |
| First Midwest Bancorp/IL | 362,600 | 13,543,110 |
| FPIC Insurance Group | 53,500 b | 2,206,340 |
| Fremont General | 173,500 a | 2,477,580 |
| Getty Realty | 75,300 a | 2,266,530 |
| Greater Bay Bancorp | 487,200 | 13,870,584 |
| Harbor Florida Bancshares | 293,300 | 12,990,257 |
| Inland Real Estate | 315,200 a | 5,090,480 |
| Innkeepers USA Trust | 37,700 a | 624,312 |
| Kite Realty Group Trust | 42,200 | 687,438 |
| Knight Capital Group, Cl. A | 174,100 a,b | 3,039,786 |
| LTC Properties | 86,900 a | 2,069,958 |
| Medical Properties Trust | 66,300 a | 887,757 |
| Ocwen Financial | 392,800 a,b | 5,793,800 |
| Oriental Financial Group | 128,100 | 1,570,506 |
| Phoenix Cos. | 200,700 a | 2,962,332 |
| PICO Holdings | 17,500 b | 593,075 |
| Presidential Life | 93,300 | 2,199,081 |
| R-G Financial, Cl. B | 292,200 | 2,103,840 |
| Ramco-Gershenson Properties | 60,000 | 1,920,000 |
| Reinsurance Group of America | 220,600 a | 11,400,608 |
| Signature Bank/New York, NY | 136,800 a,b | 4,493,880 |
| Spirit Finance | 214,300 a | 2,432,305 |
| Tarragon | 74,400 a | 825,096 |
| Webster Financial | 182,100 a | 8,602,404 |
| Westamerica Bancorporation | 171,900 a | 8,221,977 |
| Winston Hotels | 181,600 a | 2,162,856 |
| | | **145,742,396** |
| **Health Technology—8.0%** | | |
| Abaxis | 149,100 a,b | 3,581,382 |
| Andrx | 500,100 a,b | 11,922,384 |
| AngioDynamics | 123,800 b | 2,243,256 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Technology (continued)** | | |
| BioMarin Pharmaceutical | 255,500 [b] | 4,251,520 |
| Diversa | 165,300 [b] | 1,520,760 |
| Enzon Pharmaceuticals | 232,500 [a,b] | 1,901,850 |
| NeuroMetrix | 180,100 [a,b] | 4,882,511 |
| Nuvelo | 351,700 [a,b] | 7,283,707 |
| Pain Therapeutics | 137,100 [a,b] | 1,110,510 |
| Regeneron Pharmaceuticals | 446,800 [a,b] | 7,095,184 |
| TriPath Imaging | 134,400 [b] | 1,178,688 |
| | | **46,971,752** |
| **Industrial Services–3.6%** | | |
| American Ecology | 113,200 | 2,199,476 |
| Superior Energy Services | 269,000 [b] | 8,589,170 |
| TODCO | 289,600 [a] | 10,723,888 |
| | | **21,512,534** |
| **Non-Energy Minerals–1.1%** | | |
| Chaparral Steel | 90,700 [a,b] | **6,477,794** |
| **Process Industries–4.2%** | | |
| AEP Industries | 52,200 [b] | 2,286,360 |
| Albany International, Cl. A | 326,600 [a] | 11,404,872 |
| GenTek | 27,700 [a] | 827,953 |
| Pioneer Cos. | 157,700 [b] | 3,841,572 |
| PolyOne | 503,600 [a,b] | 4,366,212 |
| Sensient Technologies | 111,000 | 2,233,320 |
| | | **24,960,289** |
| **Producer Manufacturing–6.9%** | | |
| American Woodmark | 72,400 [a] | 2,282,772 |
| Encore Wire | 167,600 [a,b] | 6,295,056 |
| Flow International | 274,800 [b] | 3,616,368 |
| Freightcar America | 24,200 [a] | 1,408,440 |
| JLG Industries | 401,200 | 7,004,952 |
| Simpson Manufacturing | 199,000 [a] | 5,243,650 |
| Superior Essex | 91,600 [b] | 3,271,036 |
| Trinity Industries | 348,450 [a] | 11,624,292 |
| | | **40,746,566** |
| **Retail Trade–3.9%** | | |
| Asbury Automotive Group | 36,300 | 743,787 |
| Bon-Ton Stores | 87,400 [a] | 2,395,634 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Retail Trade (continued)** | | |
| Genesco | 81,900 b | 2,250,612 |
| Haverty Furniture Cos. | 67,400 | 946,970 |
| Men's Wearhouse | 90,500 | 3,208,225 |
| Pacific Sunwear of California | 534,600 b | 7,142,256 |
| PetMed Express | 128,600 b | 1,607,500 |
| Shoe Carnival | 83,600 b | 1,911,096 |
| ValueVision Media, Cl. A | 229,800 b | 2,536,992 |
| | | **22,743,072** |
| **Technology Services–9.2%** | | |
| AmSurg | 81,900 b | 1,971,333 |
| Business Objects, ADR | 220,100 b | 6,131,986 |
| Chemed | 160,100 a | 6,309,541 |
| eCollege.com | 99,500 a,b | 1,235,790 |
| Genesis HealthCare | 283,800 a,b | 12,924,252 |
| Internap Network Services | 182,200 b | 2,177,290 |
| Internet Capital Group | 623,600 b | 5,612,400 |
| Jack Henry & Associates | 438,100 | 8,393,996 |
| MicroStrategy, Cl. A | 39,900 b | 3,638,880 |
| RealNetworks | 121,600 b | 1,341,248 |
| Sunrise Senior Living | 61,000 b | 1,800,110 |
| Vignette | 196,900 b | 2,723,127 |
| | | **54,259,953** |
| **Transportation–2.6%** | | |
| Mesa Air Group | 407,400 b | 3,218,460 |
| Saia | 134,100 b | 4,123,575 |
| SkyWest | 334,600 | 8,087,282 |
| | | **15,429,317** |
| **Utilities–2.8%** | | |
| ALLETE | 162,900 | 7,483,626 |
| Duquesne Light Holdings | 467,500 a | 9,205,075 |
| | | **16,688,701** |
| **Total Common Stocks** | | |
| (cost $476,323,219) | | **588,900,318** |

| Other Investment−.3% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred<br>Plus Money Market Fund<br>(cost $1,995,000) | 1,995,000 c | **1,995,000** |
| **Investment of Cash Collateral<br>for Securities Loaned−17.4%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash<br>Advantage Fund<br>(cost $102,818,946) | 102,818,946 c | **102,818,946** |
| **Total Investments** (cost $581,137,165) | **117.6%** | **693,714,264** |
| **Liabilities, Less Cash and Receivables** | **(17.6%)** | **(103,825,606)** |
| **Net Assets** | **100.0%** | **589,888,658** |

*ADR—American Depository Receipts*

a   *All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $99,494,904 and the total market value of the collateral held by the fund is $102,818,946.*

b   *Non-income producing security.*

c   *Investment in affiliated money market mutual fund.*

## Portfolio Summary†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Finance | 24.7 | Producer Manufacturing | 6.9 |
| Money Market Investments | 17.7 | Consumer Services | 6.1 |
| Electronic Technology | 12.0 | Process Industries | 4.2 |
| Technology Services | 9.2 | Retail Trade | 3.9 |
| Health Technology | 8.0 | Other | 17.1 |
| Commercial & Professional Services | 7.8 | | **117.6** |

†   *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $99,494,904)–Note 1(b): | | |
|     Unaffiliated issuers | 476,323,219 | 588,900,318 |
|     Affiliated issuers | 104,813,946 | 104,813,946 |
| Cash | | 178,219 |
| Dividends and interest receivable | | 315,601 |
| Receivable for shares of Common Stock subscribed | | 76,211 |
| | | **694,284,295** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 575,479 |
| Liability for securities on loan–Note 1(b) | | 102,818,946 |
| Payable for shares of Common Stock redeemed | | 769,419 |
| Accrued expenses | | 231,793 |
| | | **104,395,637** |
| **Net Assets ($)** | | **589,888,658** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 356,713,537 |
| Accumulated undistributed investment income–net | | 248,186 |
| Accumulated net realized gain (loss) on investments | | 120,349,836 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 112,577,099 |
| **Net Assets ($)** | | **589,888,658** |
| **Shares Outstanding** | | |
| (100 million shares of $.001 par value Common Stock authorized) | | 14,277,020 |
| **Net Asset Value,** offering and redemption price per share–Note 3(e) ($) | | **41.32** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $31,193 foreign taxes withheld at source): | |
|   Unaffiliated issuers | 5,806,293 |
|   Affiliated issuers | 203,216 |
| Income from securities lending | 1,112,841 |
| Interest | 2,233 |
| **Total Income** | **7,124,583** |
| **Expenses:** | |
| Management fee–Note 3(a) | 6,392,843 |
| Shareholder servicing costs–Note 3(b) | 2,749,855 |
| Prospectus and shareholders' reports | 62,210 |
| Custodian fees–Note 3(b) | 60,676 |
| Professional fees | 56,666 |
| Registration fees | 36,047 |
| Directors' fees and expenses–Note 3(c) | 19,494 |
| Interest expense–Note 2 | 13,222 |
| Loan commitment fees–Note 2 | 1,064 |
| Miscellaneous | 28,837 |
| **Total Expenses** | **9,420,914** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (1,238,655) |
| **Net Expenses** | **8,182,259** |
| **Investment (Loss)–Net** | **(1,057,676)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 161,605,187[a] |
| Net unrealized appreciation (depreciation) on investments | (124,317,634) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **37,287,553** |
| **Net Increase in Net Assets Resulting from Operations** | **36,229,877** |

[a] *On March 31, 2006, the fund had a redemption-in-kind with total proceeds in the amount of $115,172,315. The net realized gain of the transaction of $38,883,093 will not be realized for tax purposes.*
*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment (loss)−net | (1,057,676) | (1,144,515) |
| Net realized gain (loss) on investments | 161,605,187 | 174,321,426 |
| Net unrealized appreciation (depreciation) on investments | (124,317,634) | 30,084,682 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **36,229,877** | **203,261,593** |
| **Dividends to Shareholders from ($):** | | |
| **Net realized gain on investments** | **(109,301,751)** | **−** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 112,612,137 | 124,224,914 |
| Dividends reinvested | 107,260,490 | − |
| Cost of shares redeemed | (328,922,096) | (548,335,097) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(109,049,469)** | **(424,110,183)** |
| **Total Increase (Decrease) in Net Assets** | **(182,121,343)** | **(220,848,590)** |
| **Net Assets ($):** | | |
| Beginning of Period | 772,010,001 | 992,858,591 |
| **End of Period** | **589,888,658** | **772,010,001** |
| Undistributed investment income (loss)−net | 248,186 | 1,910 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 2,551,575 | 2,919,033 |
| Shares issued for dividends reinvested | 2,559,353 | − |
| Shares redeemed | (7,386,236) | (12,695,747) |
| **Net Increase (Decrease) in Shares Outstanding** | **(2,275,308)** | **(9,776,714)** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 46.64 | 37.71 | 34.18 | 27.85 | 36.06 |
| Investment Operations: | | | | | |
| Investment (loss)–net[a] | (.07) | (.05) | (.19) | (.16) | (.16) |
| Net realized and unrealized gain (loss) on investments | 1.71 | 8.98 | 3.72 | 6.49 | (7.21) |
| Total from Investment Operations | 1.64 | 8.93 | 3.53 | 6.33 | (7.37) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (6.96) | – | – | – | (.84) |
| Net asset value, end of period | 41.32 | 46.64 | 37.71 | 34.18 | 27.85 |
| **Total Return (%)** | 3.31 | 23.68 | 10.29 | 22.77 | (20.78) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.33 | 1.33 | 1.31 | 1.38 | 1.34 |
| Ratio of net expense to average net assets | 1.15 | 1.26 | 1.31 | 1.38 | 1.34 |
| Ratio of net investment (loss) to average net assets | (.15) | (.12) | (.50) | (.56) | (.49) |
| Portfolio Turnover Rate | 65.29 | 42.07 | 47.66 | 50.27 | 36.24 |
| Net Assets, end of period ($ x 1,000) | 589,889 | 772,010 | 992,859 | 1,170,934 | 1,074,004 |

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Emerging Leaders Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to existing shareholders without a sales charge. The fund is closed to new investors.

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at net assets. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $121,744,803 and unrealized appreciation $111,430,318.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 were as follows: long-term capital gains $109,301,751 and $0, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, net operating losses and net realized gains from redemption-in-kind, the fund increased accumulated undistributed investment income-net by $1,303,952, decreased accumulated net realized gain (loss) on investments by $38,865,359 and increased paid-in capital by $37,561,407. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended August 31, 2006 was approximately $272,600, with a related weighted average annualized interest rate of 4.85%.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from September 1, 2005 through August 31, 2006 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .90% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expenses. The reduction in management fee, pursuant to the undertaking, amounted to $1,238,655 during the period ended August 31, 2006.

**(b)** Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, the fund was charged $1,775,790 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $137,746 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $60,676 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $446,538, shareholder services plan fees $124,038, custody fees $16,337, chief compliance officer fees $1,895 and transfer agency per account fees $52,643, which are offset against an expense reimbursement currently in effect in the amount of $65,972.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

**(e)** A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $460,267,090 and $680,158,165, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $582,283,946; accordingly, accumulated net unrealized appreciation on investments was $111,430,318, consisting of $130,910,370 gross unrealized appreciation and $19,480,052 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Emerging Leaders Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Emerging Leaders Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Emerging Leaders Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates $6.9600 per share as a long-term capital gain distribution paid on December 7, 2005.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

<u>Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's total return exceeded the average and the median total return of the performance group and the performance universe for the one-, three- and five-year periods ended January 31, 2006. Board further noted that the fund was ranked in the first or second quintile among its performance group and performance universe for those periods.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among

other things, that the fund's actual management fee was ranked in the third quintile and second quintile of its expense group and expense universe, respectively, while the fund's actual total expense ratio was lower than the average and median expense ratio, and ranked in the second quintile, of its expense group and expense universe.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations:

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;

- The Board was satisfied with the fund's overall performance;

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

---

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
- Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

---

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

Dreyfus
Emerging Leaders Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0259AR0806

# Dreyfus
# Midcap Value Fund

**ANNUAL REPORT** August 31, 2006



**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Midcap Value Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

David A. Daglio, Portfolio Manager

### How did Dreyfus Midcap Value Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, Dreyfus Midcap Value Fund produced a 2.97% total return.[1] This compares with the 12.36% return provided by the fund's benchmark, the Russell Midcap Value Index (the "Index"), for the same period.[2]

While a strong U.S. economy helped drive stocks higher during the first half of the reporting period, returns were tempered during the second half by concerns regarding intensifying inflationary pressures and slower economic growth. We attribute the fund's relative underperformance to the midcap market's apparent preference for stocks that demonstrated "price momentum," which generally are too expensively priced to qualify for our value-oriented investment approach. As a result, the fund maintained relatively light exposure to materials and capital goods companies, two of the market's better-performing sectors.

### What is the fund's investment approach?

The fund's goal is to surpass the performance of the Index by investing in midcap companies. We consider midcap companies to be companies with market capitalizations between $1 billion and $25 billion at the time of purchase.

We identify potential investments through extensive quantitative and fundamental research. When selecting stocks, the fund will focus on individual stock selection, emphasizing three key factors:

- *Value,* or how the stock is priced relative to its intrinsic worth based on a variety of traditional measures;
- *Sound business fundamentals,* as defined by the company's overall efficiency and profitability; and
- *Business momentum,* or the presence of a catalyst such as corporate restructuring, change in management or a spin-off that could trigger an increase in the stock's price in the near term to midterm.

We typically sell a stock when we no longer consider it attractively valued, when it appears less likely to benefit from the current market and economic environment, when it shows deteriorating fundamentals or declining momentum or when its performance falls short of our expectations.

### What other factors influenced the fund's performance?

During the first half of the reporting period, midcap stocks posted generally strong returns, driven by robust investor demand. Strong economic growth and low inflation apparently helped investors feel comfortable assuming the risks of investing in smaller, more speculative companies. However, by the spring of 2006, investors became worried that high energy prices and rising interest rates might put pressure on consumer spending, potentially choking off future economic growth. As a result, investors grew more risk-averse, and prices of midcap stocks began to fall during the second half of the reporting period.

While we are disappointed with the fund's results, we attribute much of its underperformance to our value-oriented investment style, which was out of favor among investors during the reporting period. In a trend-following market, investors continued to buy stocks that already had performed well, enabling them to reach fuller valuations that did not qualify for our investment criteria. Indeed, our approach frequently leads us to stocks that recently have underperformed the averages but that, in our analysis, are fundamentally sound and are poised for gains. We remain confident in the fund's long-term investment discipline, which we believe has proven its effectiveness over full business cycles.

The fund was particularly hurt by its lack of exposure to iron ore, gold, aluminum and steel stocks that gained value due to robust demand from the growing economies of China and India. While these stocks ranked among the midcap market's top performers, we believed they had become overvalued. Chemical stocks also disappointed, especially those that were slow to pass on rising raw materials costs to their end consumers. In the technology sector, developers of semiconductor products for wireless communications equipment fared well, but those gains were more than offset by electronic component producers that fell short of expectations due to a slowdown in consumer spending. Finally, in the financials sector, the fund was hurt by its relatively light exposure to real estate investment trusts (REITs), which we believed were overvalued after a relatively long period of strong performance.

The fund enjoyed better returns in the industrials sector, where airlines and trucking companies benefited from a growing global economy. As trucking stocks became more fully valued, we reduced our focus on the industry. The timing of these sales proved fortuitous, as stocks of trucking companies subsequently fell as concerns regarding the strength of the U.S. economy intensified. Consumer stocks also helped boost performance, including several discount retailers as well as apparel retailers that cater to younger consumers, both of which tend to enjoy steady levels of customer demand during most phases of the economic cycle.

### What is the fund's current strategy?

As of the end of the reporting period, we have continued to find attractive values among domestic airlines, certain homebuilders and health care technology and services companies. We have established an overweight position in technology stocks, but the fund remains underweighted in REITS and regulated utilities.

September 15, 2006

---

[1]   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
    **Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.**

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Value Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Midcap Value Fund and the Russell Midcap Value Index

---

## Average Annual Total Returns *as of 8/31/06*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Fund** | **2.97%** | **7.22%** | **13.89%** |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.*

*The above graph compares a $10,000 investment made in Dreyfus Midcap Value Fund on 8/31/96 to a $10,000 investment made in the Russell Midcap Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Midcap Value Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended August 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 5.79 |
| Ending value (after expenses) | $946.40 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $ 6.01 |
| Ending value (after expenses) | $1,019.26 |

† *Expenses are equal to the fund's annualized expense ratio of 1.18%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

August 31, 2006

| Common Stocks—98.6% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary—14.6%** | | |
| Best Buy | 472,650 | 22,214,550 |
| Chico's FAS | 188,340 a | 3,472,990 |
| Circuit City Stores | 90,710 | 2,141,663 |
| D.R. Horton | 1,215,900 | 26,664,687 |
| Dollar Tree Stores | 152,799 a | 4,397,555 |
| Federated Department Stores | 84,500 | 3,209,310 |
| Marvel Entertainment | 1,018,100 a | 21,828,064 |
| OfficeMax | 89,800 | 3,729,394 |
| Omnicom Group | 88,700 | 7,754,154 |
| OSI Restaurant Partners | 448,620 | 13,893,761 |
| Polo Ralph Lauren | 57,700 | 3,403,723 |
| Pulte Homes | 700,200 | 20,774,934 |
| Rent-A-Center | 237,200 a | 6,428,120 |
| Royal Caribbean Cruises | 324,640 | 11,842,867 |
| TJX Cos. | 380,630 | 10,181,853 |
| Wyndham Worldwide | 101,400 a | 2,966,964 |
| | | **164,904,589** |
| **Consumer Staples—7.7%** | | |
| Cadbury Schweppes, ADR | 651,100 | 27,847,547 |
| Coca-Cola Enterprises | 264,600 | 5,900,580 |
| Del Monte Foods | 2,043,700 | 22,685,070 |
| Kroger | 715,300 | 17,031,293 |
| Reynolds American | 40,400 | 2,628,828 |
| Safeway | 136,590 | 4,224,729 |
| Tyson Foods, Cl. A | 449,100 | 6,615,243 |
| | | **86,933,290** |
| **Energy—7.9%** | | |
| Cameco | 412,400 | 16,887,780 |
| CNX Gas | 416,700 a | 10,755,027 |
| Diamond Offshore Drilling | 131,700 | 9,545,616 |
| El Paso | 1,224,200 | 17,775,384 |
| Noble | 141,700 | 9,265,763 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Energy (continued)** | | |
| Range Resources | 439,000 | 12,283,220 |
| Southwestern Energy | 362,110 a | 12,438,478 |
| | | **88,951,268** |
| **Financial—22.0%** | | |
| AMBAC Financial Group | 376,150 | 32,570,828 |
| AmeriCredit | 912,700 a | 21,439,323 |
| Annaly Capital Management | 1,427,760 | 17,861,278 |
| Assured Guaranty | 29,900 | 799,825 |
| Axis Capital Holdings | 218,100 | 7,072,983 |
| Capital One Financial | 243,400 | 17,792,540 |
| Equity Office Properties Trust | 214,100 | 7,940,969 |
| Fidelity National Financial | 290,200 | 11,674,746 |
| Fidelity National Title Group, Cl. A | 791,100 b | 15,948,576 |
| HCC Insurance Holdings | 134,000 | 4,353,660 |
| Home Properties | 137,900 | 7,843,752 |
| HRPT Properties Trust | 741,300 | 8,599,080 |
| Hudson City Bancorp | 1,469,300 | 19,189,058 |
| Investment Technology Group | 217,400 a | 10,046,054 |
| Legg Mason | 75,900 | 6,926,634 |
| Mack-Cali Realty | 71,300 | 3,789,595 |
| MBIA | 57,650 | 3,552,970 |
| North Fork Bancorporation | 35,400 | 971,376 |
| Nuveen Investments, Cl. A | 341,800 | 16,317,532 |
| PartnerRe | 122,200 | 7,857,460 |
| Realogy | 297,450 a | 6,365,430 |
| Reckson Associates Realty | 200,100 | 8,562,279 |
| RenaissanceRe Holdings | 167,700 | 8,636,550 |
| Whitney Holding | 60,600 | 2,131,302 |
| | | **248,243,800** |
| **Health Care—9.5%** | | |
| Biogen Idec | 8,500 a | 375,190 |
| Cephalon | 164,900 a | 9,402,598 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Cerner | 309,700 [a] | 14,264,782 |
| Cooper Cos. | 185,400 | 9,266,292 |
| Emdeon | 883,430 [a] | 10,468,645 |
| Lincare Holdings | 409,300 [a] | 15,156,379 |
| Omnicare | 598,220 | 27,105,348 |
| Thermo Electron | 254,060 [a] | 9,959,152 |
| Universal Health Services, Cl. B | 191,600 | 10,848,392 |
| | | **106,846,778** |
| **Industrial—12.0%** | | |
| ACE Aviation Holdings, Cl. A | 518,200 [a] | 13,994,976 |
| Airtran Holdings | 157,300 [a] | 1,801,085 |
| Continental Airlines, Cl. B | 449,100 [a] | 11,267,919 |
| Eaton | 60,400 | 4,016,600 |
| Empresa Brasileira de Aeronautica (Embraer), ADR | 901,660 | 34,804,076 |
| GATX | 301,600 | 11,192,376 |
| Herman Miller | 139,000 | 3,925,360 |
| Navistar International | 996,300 [a] | 22,855,122 |
| Pentair | 201,210 | 6,016,179 |
| Steelcase, Cl. A | 913,600 | 13,247,200 |
| US Airways Group | 310,000 [a] | 13,097,500 |
| | | **136,218,393** |
| **Information Technology—10.0%** | | |
| ADTRAN | 133,538 | 3,321,090 |
| Applied Materials | 409,300 | 6,908,984 |
| Arris Group | 308,500 [a] | 3,535,410 |
| Ceridian | 595,050 [a] | 14,203,843 |
| Cognex | 294,220 | 7,511,437 |
| Cognos | 236,800 [a] | 7,700,736 |
| Compuware | 126,300 [a] | 959,880 |
| Cypress Semiconductor | 667,900 [a] | 10,445,956 |
| National Instruments | 397,640 | 11,038,486 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information Technology (continued)** | | |
| Novellus Systems | 75,700 [a] | 2,113,544 |
| Seagate Technology | 608,800 | 13,545,800 |
| Teradyne | 233,640 [a] | 3,280,306 |
| Zebra Technologies, Cl. A | 855,300 [a] | 28,943,352 |
| | | **113,508,824** |
| **Materials—4.2%** | | |
| Abitibi-Consolidated | 724,400 | 1,955,880 |
| Chemtura | 210,220 | 1,826,812 |
| Martin Marietta Materials | 208,600 | 17,180,296 |
| Owens-Illinois | 1,415,200 [a] | 21,454,432 |
| Reliance Steel & Aluminum | 105,100 | 3,444,127 |
| Worthington Industries | 65,900 | 1,259,349 |
| | | **47,120,896** |
| **Telecommunication Services—1.0%** | | |
| Leap Wireless International | 248,200 [a] | **11,481,732** |
| **Utilities—9.7%** | | |
| CMS Energy | 1,483,500 [a] | 21,718,440 |
| Constellation Energy Group | 485,500 | 29,173,695 |
| Dominion Resources/VA | 81,700 | 6,527,013 |
| Entergy | 381,300 | 29,607,945 |
| Exelon | 84,500 | 5,152,810 |
| Questar | 203,900 | 17,645,506 |
| | | **109,825,409** |
| **Total Common Stocks** | | |
| (cost $1,072,571,531) | | **1,114,034,979** |

**Other Investment—.8%**

| **Registered Investment Company;** | | |
|---|---|---|
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $9,150,000) | 9,150,000 [c] | **9,150,000** |

| Investment of Cash Collateral for Securities Loaned—.8% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $9,133,908) | 9,133,908 [c] | **9,133,908** |
| **Total Investments** (cost $1,090,855,439) | **100.2%** | **1,132,318,887** |
| **Liabilities, Less Cash and Receivables** | **(.2%)** | **(1,806,698)** |
| **Net Assets** | **100.0%** | **1,130,512,189** |

*ADR—American Depository Receipts*

[a]   *Non-income producing security.*

[b]   *All or a portion of this security is on loan. At August 31, 2006, the total market value of the fund's security on loan is $8,768,552 and the total market value of the collateral held by the fund is $9,133,908.*

[c]   *Investment in affiliated money market mutual fund.*

## Portfolio Summary [†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 22.0 | Energy | 7.9 |
| Consumer Discretionary | 14.6 | Consumer Staples | 7.7 |
| Industrial | 12.0 | Materials | 4.2 |
| Information Technology | 10.0 | Money Market Investments | 1.6 |
| Utilities | 9.7 | Telecommunication Services | 1.0 |
| Health Care | 9.5 | | **100.2** |

[†]   *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
August 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities on loan, valued at $8,768,552)–Note 1(b): | | |
|   Unaffiliated issuers | 1,072,571,531 | 1,114,034,979 |
|   Affiliated issuers | 18,283,908 | 18,283,908 |
| Cash | | 233,611 |
| Receivable for investment securities sold | | 37,066,708 |
| Dividends and interest receivable | | 1,283,104 |
| Receivable for shares of Common Stock subscribed | | 262,858 |
| Prepaid expenses | | 36,251 |
| | | **1,171,201,419** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 1,017,472 |
| Payable for investment securities purchased | | 28,741,733 |
| Liability for securities on loan–Note 1(b) | | 9,133,908 |
| Payable for shares of Common Stock redeemed | | 1,298,794 |
| Accrued expenses | | 497,323 |
| | | **40,689,230** |
| **Net Assets ($)** | | **1,130,512,189** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 1,034,561,134 |
| Accumulated undistributed investment income–net | | 106,683 |
| Accumulated net realized gain (loss) on investments | | 54,380,924 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 41,463,448 |
| **Net Assets ($)** | | **1,130,512,189** |
| **Shares Outstanding** | | |
| (100 million shares of $.001 par value Common Stock authorized) | | 35,756,198 |
| **Net Asset Value,** offering and redemption price per share–Note 3(d) ($) | | **31.62** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2006

| | |
|---|---|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $177,130 foreign taxes withheld at source): | |
|     Unaffiliated issuers | 12,157,387 |
|     Affiliated issuers | 361,752 |
| Interest | 507,398 |
| Income from securities lending | 250,350 |
| **Total Income** | **13,276,887** |
| **Expenses:** | |
| Management fee–Note 3(a) | 9,675,225 |
| Shareholder servicing costs–Note 3(b) | 5,118,945 |
| Custodian fees–Note 3(b) | 120,185 |
| Prospectus and shareholders' reports | 101,935 |
| Interest expense–Note 2 | 86,853 |
| Professional fees | 67,678 |
| Directors' fees and expenses–Note 3(c) | 28,409 |
| Registration fees | 24,689 |
| Miscellaneous | 36,858 |
| **Total Expenses** | **15,260,777** |
| **Investment (Loss)–Net** | **(1,983,890)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 114,078,264 |
| Net unrealized appreciation (depreciation) on investments | (65,805,291) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **48,272,973** |
| **Net Increase in Net Assets Resulting from Operations** | **46,289,083** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment (loss)–net | (1,983,890) | (5,371,867) |
| Net realized gain (loss) on investments | 114,078,264 | 206,732,784 |
| Net unrealized appreciation (depreciation) on investments | (65,805,291) | 72,778,727 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **46,289,083** | **274,139,644** |
| **Dividends to Shareholders from ($):** | | |
| **Net realized gain on investments** | **(137,727,929)** | **–** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 271,449,227 | 343,010,935 |
| Dividends reinvested | 135,734,519 | – |
| Cost of shares redeemed | (599,142,333) | (383,120,536) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(191,958,587)** | **(40,109,601)** |
| **Total Increase (Decrease) in Net Assets** | **(283,397,433)** | **234,030,043** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,413,909,622 | 1,179,879,579 |
| **End of Period** | **1,130,512,189** | **1,413,909,622** |
| Undistributed investment income–net | 106,683 | 26,804 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 8,135,238 | 10,632,399 |
| Shares issued for dividends reinvested | 4,280,322 | – |
| Shares redeemed | (18,270,428) | (12,324,711) |
| **Net Increase (Decrease) in Shares Outstanding** | **(5,854,868)** | **(1,692,312)** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 33.98 | 27.25 | 23.85 | 17.58 | 26.33 |
| Investment Operations: | | | | | |
| Investment (loss)−net[a] | (.05) | (.13) | (.10) | (.08) | (.12) |
| Net realized and unrealized gain (loss) on investments | 1.07 | 6.86 | 3.50 | 6.35 | (6.92) |
| Total from Investment Operations | 1.02 | 6.73 | 3.40 | 6.27 | (7.04) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (3.38) | − | − | − | (1.71) |
| Net asset value, end of period | 31.62 | 33.98 | 27.25 | 23.85 | 17.58 |
| **Total Return (%)** | 2.97 | 24.70 | 14.26 | 35.67 | (28.81) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.18 | 1.16 | 1.18 | 1.35 | 1.20 |
| Ratio of net investment (loss) to average net assets | (.15) | (.42) | (.37) | (.43) | (.51) |
| Portfolio Turnover Rate | 152.68 | 128.55 | 145.33 | 158.01 | 177.31 |
| Net Assets, end of period ($ x 1,000) | 1,130,512 | 1,413,910 | 1,179,880 | 1,005,534 | 800,269 |

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

## NOTE 1—Significant Accounting Policies:

Dreyfus Midcap Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is to surpass the performance of the Russell Midcap Value Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to existing shareholders without a sales charge. The fund is closed to new investors.

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $11,876,374, undistributed capital gains $64,813,624 and unrealized appreciation $19,261,057.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 were as follows: ordinary income $23,423,115 and $0 and long-term capital gains $114,304,814 and $0, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts and net operating losses, the fund increased accumulated undistributed investment income-net by $2,063,769 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under both arrangements during the period ended August 31, 2006 was approximately $1,890,100 with a related weighted average annualized interest rate of 4.60%.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

**(b)** Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, the fund was charged $3,225,075 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $221,554 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $120,185 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $711,782, shareholder services plan fees $237,261, custodian fees $18,428, chief compliance officer fees $1,895 and transfer agency per account fees $48,106.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. During the period ended August 31, 2006, redemption fees charged and retained by the fund amounted to $0.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $1,957,861,650 and $2,320,409,212, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $1,113,057,830; accordingly, accumulated net unrealized appreciation on investments was $19,261,057, consisting of $86,045,699 gross unrealized appreciation and $66,784,642 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Midcap Value Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Midcap Value Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Midcap Value Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

For federal tax purposes the fund hereby designates $2.8060 per share as a long-term capital gain distribution of the $3.3810 per share paid on December 14, 2005. Also the fund hereby designates 28.55% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $5,645,998 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

<u>Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund's total return exceeded the average and median of the performance group for the one- and three-year periods ended January 31, 2006. The Board noted the fund was ranked first among its performance for the ten-year period ended January 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee and total expense ratio were lower than the average and median of the expense group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations:

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;

• The Board was satisfied with the fund's overall performance;

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

# BOARD MEMBERS INFORMATION (Unaudited)

## Joseph S. DiMartino (62)
## Chairman of the Board (1995)

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

——————————

## David P. Feldman (66)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

——————————

## Ehud Houminer (66)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

———————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus
Midcap Value Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0258AR0806

# Dreyfus Premier
# Future Leaders Fund

**ANNUAL REPORT** August 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Future Leaders Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, Portfolio Managers

### How did Dreyfus Premier Future Leaders Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced total returns of 3.41% for Class A shares, 2.64% for Class B shares, 2.69% for Class C shares, 3.82% for Class R shares and 3.15% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Index (the "Index"), achieved a total return of 9.36% for the same period.[2]

Generally low inflation, strong corporate earnings and robust levels of global industrial activity led to continued strength among small-cap stocks, particularly during the first half of the reporting period. While the fund shared in the market's rise, relatively weak results from several of the valuation components of our quantitative model and disappointing returns from individual holdings in a few key industry groups caused the fund's returns to lag the benchmark.

### What is the fund's investment approach?

The fund seeks capital growth by investing at least 80% of its assets in companies we believe are future leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. The fund currently considers small companies to be those with market capitalizations that fall within the range of the Index at the time of purchase. However, since the fund may continue to hold its securities as their market capitalizations grow, certain of the fund's holdings can have market capitalizations in excess of the Index at any time.

We employ a structured approach in which principles of fundamental analysis are implemented quantitatively. This disciplined, "bottom-up," approach seeks to identify undervalued securities through a proprietary quantitative model which uses over 40 factors to rank stocks based on fundamental momentum, relative value, future value, long-term growth and additional factors, such as technical factors. We attempt to maintain a neutral exposure to industry groups relative to the Index. Within each sector, we overweight the stocks ranked most attractive and under-weight or avoid those ranked least attractive.

### What other factors influenced the fund's performance?

Stocks generally rose during the first half of the reporting period, with small-cap shares outperforming their large-cap counterparts in an environment of robust economic growth. However, during the second half of the reporting period, concerns regarding the potential economic effects of high energy prices and rising interest rates undermined the market's advance, causing the fund's benchmark to give up a portion of its first-half gains.

The fund lost considerably more ground than the benchmark during the second half of the reporting period. While the fund's momentum-oriented quantitative analytic factors produced mixed results, its value-oriented factors proved ineffective in identifying the market's better-performing issues. Given the prevailing investment environment, it is not surprising that the market failed to reward the fund's value-oriented factors during the second half of the reporting period. Our quantitative approach incorporates a broad range of factors precisely because some are likely to be out of favor at any given time.

Declines were primarily concentrated in a few market sectors. In the basic materials sector, precious metal holdings, such as Agnico-Eagle Mines, performed well, but several of the fund's other metals and mining holdings weakened significantly, including coal producer Alpha Natural Resources. Among consumer discretionary stocks, some apparel retailers, such as Pacific Sunwear of California, declined in response to weakening consumer spending and slowing sales. In the health care area, strong returns from pharmaceutical and biotechnology holdings, such as Andrx, were offset by weakness in various medical product and services holdings, particularly Syneron Medical, which faced increasing competition and failed to meet analyst expectations. Finally, among technology holdings, electronic equipment producers, such as Novatel Wireless, and semiconductor makers, such as Genesis Microchip, experienced downturns.

On a more positive note, holdings which provided notably positive contributions to the fund's performance included Veritas DGC, a geophysical services provider that helps oil and gas companies locate promising exploration sites. Veritas DGC experienced strong demand driven by high oil prices. SYKES Enterprises, which provides outsourced customer contact services to a variety of industries, also rose sharply on the strength of better-than-expected earnings. In addition, the fund's bottom-up stock selection process resulted in a portfolio with slightly greater average exposure to transportation and energy stocks than the benchmark over the measurement period. These mildly overweighted positions had a small, but positive, impact on the fund's relative performance.

## What is the fund's current strategy?

Consistency is a hallmark of the fund's investment approach. Although our issue-by-issue stock selection process has resulted in mildly greater exposure than the benchmark to industrial and utility stocks as of the fund's fiscal year-end, these overweighted positions remain modest. Otherwise, the fund's sector allocations are in line with our sector-neutral investment approach, with all holdings meeting the fund's quantitatively based investment criteria.

September 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Future Leaders Fund Class A shares, Class B shares, Class C shares, Class R shares and Class T shares and the Russell 2000 Index

† *Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class R and Class T shares of Dreyfus Premier Future Leaders Fund on 6/30/00 (inception date) to a $10,000 investment made in the Russell 2000 Index on that date. All dividends and capital gain distributions are reinvested.*
*The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Class A shares** | | | | |
| *with maximum sales charge (5.75%)* | **6/30/00** | **(2.53)%** | **5.90%** | **7.48%** |
| *without sales charge* | **6/30/00** | **3.41%** | **7.15%** | **8.51%** |
| **Class B shares** | | | | |
| *with applicable redemption charge †* | **6/30/00** | **(0.91)%** | **6.06%** | **7.75%** |
| *without redemption* | **6/30/00** | **2.64%** | **6.38%** | **7.75%** |
| **Class C shares** | | | | |
| *with applicable redemption charge ††* | **6/30/00** | **1.81%** | **6.41%** | **7.76%** |
| *without redemption* | **6/30/00** | **2.69%** | **6.41%** | **7.76%** |
| **Class R shares** | **6/30/00** | **3.82%** | **7.59%** | **8.92%** |
| **Class T shares** | | | | |
| *with applicable sales charge (4.5%)* | **6/30/00** | **(1.50)%** | **5.79%** | **7.37%** |
| *without sales charge* | **6/30/00** | **3.15%** | **6.77%** | **8.18%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Future Leaders Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.12 | $ 9.78 | $ 9.78 | $ 4.36 | $ 7.34 |
| Ending value (after expenses) | $942.80 | $939.50 | $939.60 | $944.70 | $942.20 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.36 | $ 10.16 | $ 10.16 | $ 4.53 | $ 7.63 |
| Ending value (after expenses) | $1,018.90 | $1,015.12 | $1,015.12 | $1,020.72 | $1,017.64 |

† Expenses are equal to the fund's annualized expense ratio of 1.25% for Class A, 2.00% for Class B, 2.00% for Class C, .89% for Class R and 1.50% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

| Common Stocks–99.8% | Shares | Value ($) |
|---|---:|---:|
| **Commercial & Professional Services–5.5%** | | |
| Agilysys | 75,000 | 1,014,000 |
| AM Castle & Co. | 14,200 a | 401,292 |
| CBIZ | 90,400 b | 705,120 |
| Diamond Management & Technology Consultants | 49,800 b | 463,638 |
| Kforce | 85,100 b | 1,047,581 |
| LECG | 12,500 b | 211,875 |
| Performance Food Group | 117,500 a,b | 2,891,675 |
| Rush Enterprises, Cl. A | 65,100 b | 1,139,250 |
| Spherion | 142,500 b | 1,064,475 |
| Stamps.com | 20,200 b | 384,608 |
| Vertrue | 7,900 b | 334,881 |
| | | **9,658,395** |
| **Communications–1.6%** | | |
| Alaska Communications Systems Group | 53,600 | 739,144 |
| Cogent Communications Group | 40,700 b | 377,696 |
| CT Communications | 20,900 | 481,536 |
| Fairpoint Communications | 20,500 | 335,175 |
| Golden Telecom | 26,900 a | 820,450 |
| | | **2,754,001** |
| **Consumer Durables–2.1%** | | |
| Avatar Holdings | 11,100 b | 611,832 |
| Select Comfort | 21,600 a,b | 428,760 |
| WCI Communities | 12,200 a,b | 188,368 |
| WMS Industries | 94,100 b | 2,521,880 |
| | | **3,750,840** |
| **Consumer Non-Durables–2.7%** | | |
| Ralcorp Holdings | 59,600 b | 2,948,412 |
| Steve Madden | 28,950 | 1,066,808 |
| Tootsie Roll Industries | 24,300 | 704,943 |
| | | **4,720,163** |
| **Consumer Services–3.7%** | | |
| Jack in the Box | 25,800 b | 1,237,884 |
| LodgeNet Entertainment | 38,500 b | 731,885 |
| Ruby Tuesday | 11,100 | 286,602 |
| Shuffle Master | 90,900 a,b | 2,529,747 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Services (continued)** | | |
| Sinclair Broadcast Group, Cl. A | 94,100 b | 726,452 |
| World Wrestling Entertainment | 60,000 | 1,036,800 |
| | | **6,549,370** |
| **Electronic Technology−12.7%** | | |
| Advanced Energy Industries | 26,500 b | 380,805 |
| American Science & Engineering | 29,600 a,b | 1,360,416 |
| Amkor Technology | 249,000 b | 1,411,830 |
| Asyst Technologies | 115,600 b | 865,844 |
| Digi International | 36,100 b | 478,686 |
| InterDigital Communications | 84,700 b | 2,814,581 |
| Microsemi | 59,100 b | 1,641,207 |
| Newport | 27,600 b | 486,588 |
| Omnivision Technologies | 85,100 b | 1,412,660 |
| Power Integrations | 36,000 b | 662,400 |
| Redback Networks | 92,100 b | 1,716,744 |
| Triumph Group | 68,300 a | 3,002,468 |
| TTM Technologies | 153,100 a,b | 1,968,866 |
| Universal Display | 35,500 a,b | 376,655 |
| Varian Semiconductor Equipment Associates | 90,800 b | 3,206,148 |
| X-Rite | 36,500 | 324,485 |
| | | **22,110,383** |
| **Energy Minerals−1.3%** | | |
| Harvest Natural Resources | 55,600 b | 711,124 |
| Pacific Ethanol | 79,900 a,b | 1,480,547 |
| | | **2,191,671** |
| **Finance−24.7%** | | |
| Advanta, Cl. B | 30,300 | 1,025,958 |
| American Physicians Capital | 13,400 b | 661,022 |
| Argonaut Group | 13,100 b | 402,825 |
| Ashford Hospitality Trust | 101,000 | 1,208,970 |
| BankAtlantic Bancorp, Cl. A | 117,300 | 1,650,411 |
| BankUnited Financial, Cl. A | 11,600 | 298,932 |
| Cedar Shopping Centers | 12,200 a | 187,636 |
| Citizens Banking | 40,500 | 1,020,600 |
| City Holding | 16,600 | 653,708 |
| Community Bank System | 25,300 a | 553,311 |
| Corus Bankshares | 33,200 | 724,092 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Finance (continued)** | | |
| Education Realty Trust | 17,000 a | 240,890 |
| EMC Insurance Group | 18,500 | 542,235 |
| Entertainment Properties Trust | 25,600 a | 1,276,416 |
| First Niagara Financial Group | 195,300 | 2,921,688 |
| FirstFed Financial | 11,600 b | 589,976 |
| Fremont General | 104,000 | 1,485,120 |
| Getty Realty | 26,400 | 794,640 |
| Inland Real Estate | 92,800 a | 1,498,720 |
| Knight Capital Group, Cl. A | 138,800 b | 2,423,448 |
| LTC Properties | 35,600 | 847,992 |
| National Financial Partners | 82,000 | 3,019,240 |
| National Health Investors | 15,700 | 429,238 |
| National Retail Properties | 69,100 a | 1,536,784 |
| Ocwen Financial | 36,700 a,b | 541,325 |
| Ohio Casualty | 36,100 | 936,795 |
| Omega Healthcare Investors | 25,400 a | 375,158 |
| Oriental Financial Group | 36,300 | 445,038 |
| PICO Holdings | 5,200 b | 176,228 |
| R-G Financial, Cl. B | 59,500 | 428,400 |
| Ramco-Gershenson Properties | 13,900 a | 444,800 |
| Republic Bancorp/MI | 115,000 | 1,486,950 |
| Safety Insurance Group | 8,400 | 431,928 |
| Senior Housing Properties Trust | 66,000 | 1,343,100 |
| Spirit Finance | 71,700 | 813,795 |
| Strategic Hotels & Resorts | 22,100 | 450,840 |
| Tarragon | 46,700 a | 517,903 |
| Texas Regional Bancshares, Cl. A | 104,200 | 3,987,734 |
| Umpqua Holdings | 28,300 | 774,571 |
| Universal American Financial | 28,100 b | 430,773 |
| Virginia Commerce Bancorp | 13,100 a,b | 290,296 |
| Westamerica Bancorporation | 51,700 a | 2,472,811 |
| Wilshire Bancorp | 13,200 | 256,476 |
| Winston Hotels | 40,000 | 476,400 |
| | | **43,075,173** |
| **Health Technology—7.8%** | | |
| Alpharma, Cl. A | 82,700 | 1,731,738 |
| Andrx | 131,200 b | 3,127,808 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Technology (continued)** | | |
| Aspect Medical Systems | 33,800 a,b | 653,016 |
| BioMarin Pharmaceutical | 147,400 b | 2,452,736 |
| Diversa | 65,300 a,b | 600,760 |
| Enzon Pharmaceuticals | 38,900 a,b | 318,202 |
| IntraLase | 21,300 b | 400,653 |
| Luminex | 30,400 a,b | 577,904 |
| Nuvelo | 96,400 b | 1,996,444 |
| Palomar Medical Technologies | 5,800 b | 230,260 |
| STERIS | 33,100 | 787,118 |
| TriPath Imaging | 31,700 b | 278,009 |
| Zoll Medical | 12,000 b | 454,920 |
| | | **13,609,568** |
| **Industrial Services–4.2%** | | |
| Grey Wolf | 435,700 a,b | 3,184,967 |
| Maverick Tube | 5,600 a,b | 359,912 |
| Trico Marine Services | 11,800 b | 423,266 |
| Veritas DGC | 57,400 b | 3,419,318 |
| | | **7,387,463** |
| **Non-Energy Minerals–.5%** | | |
| Cleveland-Cliffs | 3,800 | 138,586 |
| Olin | 54,900 | 825,147 |
| | | **963,733** |
| **Process Industries–5.2%** | | |
| AEP Industries | 13,500 b | 591,300 |
| Albany International, Cl. A | 77,800 | 2,716,776 |
| Myers Industries | 41,500 | 681,845 |
| Pioneer Cos. | 24,300 b | 591,948 |
| PolyOne | 123,500 b | 1,070,745 |
| Silgan Holdings | 6,000 | 212,400 |
| Spartech | 79,100 | 1,782,123 |
| Wausau Paper | 55,800 | 759,438 |
| Zoltek Cos. | 24,800 a,b | 633,640 |
| | | **9,040,215** |
| **Producer Manufacturing–12.0%** | | |
| American Woodmark | 65,100 a | 2,052,603 |
| Bucyrus International, Cl. A | 35,200 | 1,817,376 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Producer Manufacturing (continued)** | | | |
| Encore Wire | 37,300 | a,b | 1,400,988 |
| EnPro Industries | 22,000 | b | 691,680 |
| Flow International | 94,200 | b | 1,239,672 |
| Freightcar America | 16,900 | | 983,580 |
| Genlyte Group | 31,000 | b | 2,031,430 |
| JLG Industries | 170,200 | | 2,971,692 |
| LSI Industries | 46,100 | | 845,013 |
| Navistar International | 108,800 | b | 2,495,872 |
| Simpson Manufacturing | 58,000 | | 1,528,300 |
| Superior Essex | 12,500 | b | 446,375 |
| Wabtec | 86,000 | | 2,426,060 |
| | | | **20,930,641** |
| **Retail Trade−1.1%** | | | |
| Shoe Carnival | 26,600 | b | 608,076 |
| Stein Mart | 24,200 | | 287,738 |
| Valuevision Media, Cl. A | 88,100 | b | 972,624 |
| | | | **1,868,438** |
| **Technology Services−9.8%** | | | |
| Albany Molecular Research | 68,200 | b | 668,360 |
| Ansoft | 35,600 | b | 855,824 |
| InfoSpace | 77,700 | b | 1,727,271 |
| Intergraph | 23,500 | b | 877,960 |
| Internet Capital Group | 115,000 | b | 1,035,000 |
| Magellan Health Services | 72,500 | a,b | 3,485,075 |
| MRO Software | 27,300 | b | 701,337 |
| Online Resources | 59,700 | b | 634,611 |
| RealNetworks | 236,200 | a,b | 2,605,286 |
| SYKES Enterprises | 126,000 | b | 2,533,860 |
| Verint Systems | 12,100 | b | 399,905 |
| Vignette | 112,200 | a,b | 1,551,726 |
| | | | **17,076,215** |
| **Transportation−.6%** | | | |
| Saia | 35,000 | b | **1,076,250** |
| **Utilities−4.3%** | | | |
| El Paso Electric | 156,200 | a,b | 3,734,742 |
| Laclede Group | 16,700 | a | 544,253 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities (continued)** | | |
| New Jersey Resources | 40,900 | 2,031,094 |
| Westar Energy | 48,400 | 1,180,476 |
| | | **7,490,565** |
| **Total Common Stocks** | | |
| (cost $150,868,851) | | **174,253,084** |

| Other Investment−.5% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $783,000) | 783,000 c | **783,000** |

| Investment of Cash Collateral for Securities Loaned−14.1% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund | | |
| (cost $24,689,690) | 24,689,690 c | **24,689,690** |

| | | |
|---|---|---|
| **Total Investments** (cost $176,341,541) | **114.4%** | **199,725,774** |
| **Liabilities, Less Cash and Receivables** | **(14.4%)** | **(25,141,259)** |
| **Net Assets** | **100.0%** | **174,584,515** |

a   *All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $23,846,387 and the total market value of the collateral held by the fund is $24,812,912, consisting of cash collateral of $24,689,690 and U.S. Government and agency securities valued at $123,222.*

b   *Non-income producing security.*

c   *Investment in affiliated money market mutual fund.*

## Portfolio Summary †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Finance | 24.7 | Commercial & Professional Services | 5.5 |
| Money Market Investments | 14.6 | Process Industries | 5.2 |
| Electronic Technology | 12.7 | Utilities | 4.3 |
| Producer Manufacturing | 12.0 | Industrial Services | 4.2 |
| Technology Services | 9.8 | Other | 13.6 |
| Health Technology | 7.8 | | **114.4** |

†   *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $23,846,387)–Note 1(b): | | |
|    Unaffiliated issuers | 150,868,851 | 174,253,084 |
|    Affiliated issuers | 25,472,690 | 25,472,690 |
| Dividends and interest receivable | | 81,740 |
| Receivable for shares of Common Stock subscribed | | 68,213 |
| Prepaid expenses | | 21,878 |
| | | **199,897,605** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 185,683 |
| Cash overdraft due to Custodian | | 56,827 |
| Liability for securities on loan–Note 1(b) | | 24,689,690 |
| Payable for shares of Common Stock redeemed | | 277,247 |
| Accrued expenses | | 103,643 |
| | | **25,313,090** |
| **Net Assets ($)** | | **174,584,515** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 119,881,524 |
| Accumulated undistributed investment income–net | | 74,968 |
| Accumulated net realized gain (loss) on investments | | 31,243,790 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 23,384,233 |
| **Net Assets ($)** | | **174,584,515** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 87,239,440 | 37,689,320 | 37,859,285 | 9,536,796 | 2,259,674 |
| Shares Outstanding | 4,851,043 | 2,205,987 | 2,211,998 | 516,559 | 128,493 |
| **Net Asset Value Per Share ($)** | **17.98** | **17.09** | **17.12** | **18.46** | **17.59** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $3,499 foreign taxes withheld at source): | |
| Unaffiliated issuers | 1,454,808 |
| Affiliated issuers | 57,430 |
| Income from securities lending | 355,367 |
| Interest | 132 |
| **Total Income** | **1,867,737** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,831,694 |
| Shareholder servicing costs–Note 3(c) | 761,351 |
| Distribution fees–Note 3(b) | 601,385 |
| Registration fees | 74,634 |
| Prospectus and shareholders' reports | 56,537 |
| Professional fees | 38,853 |
| Custodian fees–Note 3(c) | 21,044 |
| Directors' fees and expenses–Note 3(d) | 6,517 |
| Interest expense–Note 2 | 3,683 |
| Miscellaneous | 16,753 |
| **Total Expenses** | **3,412,451** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (362,102) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (6,148) |
| **Net Expenses** | **3,044,201** |
| **Investment (Loss)–Net** | **(1,176,464)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 34,446,700[a] |
| Net unrealized appreciation (depreciation) on investments | (26,194,900) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **8,251,800** |
| **Net Increase in Net Assets Resulting from Operations** | **7,075,336** |

[a]  *On May 24, 2006, the fund had a redemption-in-kind with total proceeds in the amount of $18,283,214. The net realized gain of the transaction of $3,125,656 will not be realized for tax purposes.*
*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended August 31, | |
|---|---|---|
|  | 2006 | 2005 |
| **Operations ($):** | | |
| Investment (loss)–net | (1,176,464) | (1,778,771) |
| Net realized gain (loss) on investments | 34,446,700 | 44,510,045 |
| Net unrealized appreciation (depreciation) on investments | (26,194,900) | 12,807,744 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **7,075,336** | **55,539,018** |
| **Dividends to Shareholders from ($):** | | |
| Net realized gain on investments: | | |
| Class A shares | (12,906,628) | – |
| Class B shares | (6,091,580) | – |
| Class C shares | (5,002,199) | – |
| Class R shares | (4,252,674) | – |
| Class T shares | (284,259) | – |
| **Total Dividends** | **(28,537,340)** | **–** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 31,051,655 | 34,230,166 |
| Class B shares | 2,199,728 | 2,140,318 |
| Class C shares | 9,378,952 | 5,955,862 |
| Class R shares | 3,032,361 | 8,314,991 |
| Class T shares | 1,281,397 | 633,096 |
| Dividends reinvested: | | |
| Class A shares | 11,186,326 | – |
| Class B shares | 5,562,440 | – |
| Class C shares | 4,342,037 | – |
| Class R shares | 3,749,382 | – |
| Class T shares | 237,583 | – |
| Cost of shares redeemed: | | |
| Class A shares | (43,536,983) | (51,608,453) |
| Class B shares | (9,493,350) | (8,448,947) |
| Class C shares | (6,407,530) | (6,820,904) |
| Class R shares | (27,387,595) | (76,035,359) |
| Class T shares | (599,717) | (421,464) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(15,403,314)** | **(92,060,694)** |
| **Total Increase (Decrease) in Net Assets** | **(36,865,318)** | **(36,521,676)** |
| **Net Assets ($):** | | |
| Beginning of Period | 211,449,833 | 247,971,509 |
| **End of Period** | **174,584,515** | **211,449,833** |
| Undistributed investment income–net | 74,968 | 329 |

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 1,649,272 | 1,870,219 |
| Shares issued for dividends reinvested | 613,862 | – |
| Shares redeemed | (2,326,216) | (2,769,979) |
| **Net Increase (Decrease) in Shares Outstanding** | **(63,082)** | **(899,760)** |
| **Class B[a]** | | |
| Shares sold | 119,871 | 118,103 |
| Shares issued for dividends reinvested | 318,453 | – |
| Shares redeemed | (527,026) | (470,502) |
| **Net Increase (Decrease) in Shares Outstanding** | **(88,702)** | **(352,399)** |
| **Class C** | | |
| Shares sold | 522,533 | 330,408 |
| Shares issued for dividends reinvested | 248,827 | – |
| Shares redeemed | (356,199) | (382,599) |
| **Net Increase (Decrease) in Shares Outstanding** | **415,161** | **(52,191)** |
| **Class R** | | |
| Shares sold | 156,893 | 453,382 |
| Shares issued for dividends reinvested | 200,717 | – |
| Shares redeemed | (1,441,406) | (4,058,511) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,083,796)** | **(3,605,129)** |
| **Class T** | | |
| Shares sold | 69,385 | 34,390 |
| Shares issued for dividends reinvested | 13,302 | – |
| Shares redeemed | (33,097) | (23,184) |
| **Net Increase (Decrease) in Shares Outstanding** | **49,590** | **11,206** |

[a] *During the period ended August 31, 2006, 116,484 Class B shares representing $2,113,250 were automatically converted to 111,078 Class A shares and during the period ended August 31, 2005, 41,724 Class B shares representing $749,997 were automatically converted to 40,309 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 20.01 | 15.97 | 15.18 | 12.45 | 14.65 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.06) | (.12) | (.15) | (.12) | (.10) |
| Net realized and unrealized gain (loss) on investments | .78 | 4.16 | .94 | 2.85 | (2.10) |
| Total from Investment Operations | .72 | 4.04 | .79 | 2.73 | (2.20) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (2.75) | – | – | – | – |
| Net asset value, end of period | 17.98 | 20.01 | 15.97 | 15.18 | 12.45 |
| **Total Return (%) [b]** | 3.41 | 25.22 | 5.27 | 21.93 | (15.02) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.44 | 1.46 | 1.42 | 1.50 | 1.43 |
| Ratio of net expenses to average net assets | 1.25 | 1.39 | 1.42 | 1.50 | 1.43 |
| Ratio of net investment (loss) to average net assets | (.32) | (.62) | (.92) | (.96) | (.66) |
| Portfolio Turnover Rate | 77.02 | 65.30 | 126.92 | 105.65 | 100.38 |
| Net Assets, end of period ($ x 1,000) | 87,239 | 98,348 | 92,873 | 54,761 | 38,350 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 19.27 | 15.48 | 14.82 | 12.25 | 14.52 |
| Investment Operations: | | | | | |
| Investment (loss)–net[a] | (.20) | (.24) | (.27) | (.21) | (.21) |
| Net realized and unrealized gain (loss) on investments | .77 | 4.03 | .93 | 2.78 | (2.06) |
| Total from Investment Operations | .57 | 3.79 | .66 | 2.57 | (2.27) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (2.75) | – | – | – | – |
| Net asset value, end of period | 17.09 | 19.27 | 15.48 | 14.82 | 12.25 |
| **Total Return (%)[b]** | 2.64 | 24.48 | 4.45 | 20.98 | (15.63) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 2.19 | 2.17 | 2.17 | 2.25 | 2.19 |
| Ratio of net expenses to average net assets | 2.00 | 2.10 | 2.17 | 2.25 | 2.19 |
| Ratio of net investment (loss) to average net assets | (1.08) | (1.33) | (1.68) | (1.71) | (1.43) |
| Portfolio Turnover Rate | 77.02 | 65.30 | 126.92 | 105.65 | 100.38 |
| Net Assets, end of period ($ x 1,000) | 37,689 | 44,218 | 40,985 | 32,247 | 27,898 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | | | Year Ended August 31, | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 19.30 | 15.51 | 14.84 | 12.26 | 14.53 |
| Investment Operations: | | | | | |
| Investment (loss)–net[a] | (.19) | (.23) | (.26) | (.21) | (.21) |
| Net realized and unrealized<br>  gain (loss) n investments | .76 | 4.02 | .93 | 2.79 | (2.06) |
| Total from Investment Operations | .57 | 3.79 | .67 | 2.58 | (2.27) |
| Distributions: | | | | | |
| Dividends from net realized<br>  gain on investments | (2.75) | – | – | – | – |
| Net asset value, end of period | 17.12 | 19.30 | 15.51 | 14.84 | 12.26 |
| **Total Return (%)[b]** | 2.69 | 24.44 | 4.51 | 21.04 | (15.62) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>  to average net assets | 2.15 | 2.13 | 2.13 | 2.26 | 2.19 |
| Ratio of net expenses<br>  to average net assets | 2.00 | 2.05 | 2.13 | 2.26 | 2.19 |
| Ratio of net investment (loss)<br>  to average net assets | (1.06) | (1.28) | (1.62) | (1.72) | (1.43) |
| Portfolio Turnover Rate | 77.02 | 65.30 | 126.92 | 105.65 | 100.38 |
| Net Assets, end of period ($ x 1,000) | 37,859 | 34,685 | 28,674 | 15,730 | 12,918 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | | | Year Ended August 31, | | |
|---|---|---|---|---|---|
| **Class R Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 20.40 | 16.21 | 15.34 | 12.53 | 14.69 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.00)[b] | (.03) | (.09) | (.07) | (.05) |
| Net realized and unrealized gain (loss) on investments | .81 | 4.22 | .96 | 2.88 | (2.11) |
| Total from Investment Operations | .81 | 4.19 | .87 | 2.81 | (2.16) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (2.75) | – | – | – | – |
| Net asset value, end of period | 18.46 | 20.40 | 16.21 | 15.34 | 12.53 |
| **Total Return (%)** | 3.82 | 25.85 | 5.67 | 22.42 | (14.70) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.02 | 1.06 | 1.04 | 1.12 | 1.10 |
| Ratio of net expenses to average net assets | .85 | 1.01 | 1.04 | 1.12 | 1.10 |
| Ratio of net investment (loss) to average net assets | (.00)[c] | (.19) | (.55) | (.58) | (.32) |
| Portfolio Turnover Rate | 77.02 | 65.30 | 126.92 | 105.65 | 100.38 |
| Net Assets, end of period ($ x 1,000) | 9,537 | 32,646 | 84,373 | 91,367 | 77,506 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
[c]  *Amount represents less than .01%.*
*See notes to financial statements.*

| Class T Shares | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 19.68 | 15.75 | 15.04 | 12.39 | 14.63 |
| Investment Operations: | | | | | |
| Investment (loss)–net[a] | (.10) | (.17) | (.23) | (.18) | (.15) |
| Net realized and unrealized gain (loss) on investments | .76 | 4.10 | .94 | 2.83 | (2.09) |
| Total from Investment Operations | .66 | 3.93 | .71 | 2.65 | (2.24) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (2.75) | – | – | – | – |
| Net asset value, end of period | 17.59 | 19.68 | 15.75 | 15.04 | 12.39 |
| **Total Return (%)[b]** | 3.15 | 24.95 | 4.72 | 21.39 | (15.31) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.75 | 1.78 | 1.90 | 1.96 | 1.79 |
| Ratio of net expenses to average net assets | 1.50 | 1.70 | 1.90 | 1.96 | 1.79 |
| Ratio of net investment (loss) to average net assets | (.54) | (.92) | (1.40) | (1.43) | (1.02) |
| Portfolio Turnover Rate | 77.02 | 65.30 | 126.92 | 105.65 | 100.38 |
| Net Assets, end of period ($ x 1,000) | 2,260 | 1,552 | 1,066 | 667 | 441 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Future Leaders Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc." This change became effective March 15, 2006.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $31,306,195 and unrealized appreciation $23,396,796.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 were as follows: long-term capital gains $28,537,340 and $0, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, net realized gains from redemption-in-kind and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $1,251,103, decreased accumulated net realized gain (loss) on investments by $3,073,966 and increased paid-in capital by $1,822,863. Net assets were not affected by this reclassification.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the line of credit during the period ended August 31, 2006 was approximately $66,600, with a related weighted average annualized interest rate of 5.53%.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from September 1, 2005 through August 31, 2006 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expenses. The reduction in the management fee, pursuant to the undertaking, amounted to $362,102 during the period ended August 31, 2006.

During the period ended August 31, 2006, the Distributor retained $28,456 and $236 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $77,450 and $3,558 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $319,649, $276,292 and $5,444, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006 Class A, Class B, Class C and Class T shares were charged $239,424, $106,550, $92,097 and $5,444, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $140,248 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $21,044 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $131,364, Rule 12b-1 distribution plan fees $47,664, shareholder services plan fees $34,501, custodian fees $3,320, chief compliance officer fees $1,895 and transfer agency per account fees $22,768, which are offset against an expense reimbursement currently in effect in the amount of $55,829.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $156,164,965 and $200,290,162, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $176,328,978; accordingly, accumulated net unrealized appreciation on investments was $23,396,796, consisting of $30,654,921 gross unrealized appreciation and $7,258,125 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Future Leaders Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Future Leaders Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Future Leaders Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

# IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $2.7520 per share as a long-term capital gain distribution paid on December 8, 2005.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's total return exceeded the average and the median total return of the performance group and the performance universe for the one-and two-year periods ended January 31, 2006. Board further noted that the fund was ranked in the second quintile among its performance group and performance universe for those periods.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee was lower than the average and median actual management for of its expense group and expense universe, while the fund's actual total expense ratio was equal to the expense group median and lower than the expense group average.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations:

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;

• The Board was satisfied with the fund's overall performance;

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

---

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

---

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

—————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

—————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Premier
Future Leaders Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0522AR0806

# Dreyfus Premier International Value Fund

**ANNUAL REPORT** August 31, 2006



**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier International Value Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Leading indicators of economic growth in overseas markets also have begun to moderate somewhat. However, most central banks abroad have only begun to raise interest rates, putting them in an earlier stage of the economic cycle than the United States. However, we currently believe that world monetary policy remains accommodative of continued global economic expansion. As always, we encourage you to talk with your financial advisor about these and other international developments to help ensure that your portfolio remains properly diversified and aligned with your current and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

### How did Dreyfus Premier International Value Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced total returns of 21.06% for its Class A shares, 20.15% for its Class B shares, 20.14% for its Class C shares, 21.45% for its Class R shares and 20.54% for its Class T shares.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of 24.28% for the same period.[2]

While strong global economic growth continued to fuel a rally in international markets during the first half of the reporting period, intensifying concerns regarding a potential economic slowdown in the spring produced heightened market volatility over the remainder of the reporting period. We attribute the fund's modest underperformance to some disappointing stock selections, primarily in France and Japan.

### What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund ordinarily invests most of its assets in stocks of foreign issuers that we consider to be value companies. The fund normally invests in companies in at least 10 foreign countries and generally limits its investments in any single company to no more than 5% of its assets at the time of purchase.

The fund's investment approach is value-oriented and research-driven. When selecting stocks, we attempt to identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors:

- *Value,* or how a stock is priced relative to traditional business performance measures;
- *Business health,* or overall efficiency and profitability as measured by return on assets and return on equity; and

- *Business momentum,* or the presence of a catalyst such as corporate restructuring, management changes or positive earnings surprises that can potentially trigger a price increase in the near- to midterm.

The fund typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum or falls short of our expectations.

### What other factors influenced the fund's performance?

When the reporting period began, the international equity markets were in the midst of their third calendar year of solid performance, as corporate restructuring efforts and positive earnings announcements overshadowed concerns about potentially rising interest rates. However, beginning in May, fears of a possible economic slowdown in the United States triggered a major sell-off in the global equity markets. Investors moved quickly to shed what they perceived to be riskier investments, including commodity stocks and emerging-markets equities. Although the correction proved to be relatively short-lived, it nonetheless resulted in a modest retrenchment across countries and market sectors.

While these economic and market trends influenced the fund's absolute returns, its performance relative to the benchmark was hindered mainly by company-specific factors. For instance, France Telecom disappointed due to its unsuccessful attempt to move into wireless services. Also in France, consumer electronics and media conglomerate Thomson reported inconsistent earnings after a shift in the firm's business mix. Valeo, the French auto parts manufacturer, was unable to pass along higher raw materials input costs to its customers. In Japan, two banking firms, Takefuji and Aiful, fell sharply following a recommendation by the country's regulatory body to overhaul the lending practices of consumer finance companies.

The fund received stronger contributions from a diverse array of holdings in Hong Kong, Italy and the United Kingdom. Bank of East Asia posted solid gains during the reporting period, a beneficiary of Hong Kong's exposure to Mainland China's borrowing needs. The fund also received strong contributions to its performance from CITIC Pacific, a Hong-Kong based operator of infrastructure-related businesses. In Italy, banking firms UniCredito Italiano and Banco Popolare di Verona e Novara enjoyed better-than-expected earnings due to a strong consumer lending environment, improving asset management fees and solid cost control measures. In the U.K., Marks & Spencer, the clothing and food retailer, rallied on the heels of its restructuring efforts. Finally, Anglo American, the U.K.-based global mining firm, posted strong results due to increased demand for commodities in worldwide markets.

### What is the fund's current strategy?

We believe that the international equity market's short-lived correction in the spring created a number of new value-oriented investment opportunities, leading us to establish a new position in U.K. insurance and asset management firm Friends Provident. Conversely, we sold positions that had reached our price targets, including French cement producer Lafarge, and German automaker Volkswagen. In our judgment, the fund remains well positioned to capture value-oriented opportunities in international markets.

September 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Investments in foreign securities involve special risks. Please read the prospectus for further discussion of these risks.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier International Value Fund Class A shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

† *Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier International Value Fund on 8/31/96 to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.*
*The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada. The Index consists of 21 MSCI developed market country indices. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (5.75%)* | | 14.08% | 10.67% | 8.80% | |
| *without sales charge* | | 21.06% | 12.00% | 9.45% | |
| **Class B shares** | | | | | |
| *with applicable redemption charge* † | 11/15/02 | 16.15% | – | – | 19.74% |
| *without redemption* | 11/15/02 | 20.15% | – | – | 20.22% |
| **Class C shares** | | | | | |
| *with applicable redemption charge* †† | 11/15/02 | 19.14% | – | – | 20.33% |
| *without redemption* | 11/15/02 | 20.14% | – | – | 20.33% |
| **Class R shares** | 11/15/02 | 21.45% | – | – | 21.57% |
| **Class T shares** | | | | | |
| *with applicable sales charge (4.5%)* | 11/15/02 | 15.09% | – | – | 18.99% |
| *without sales charge* | 11/15/02 | 20.54% | – | – | 20.45% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Value Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 8.04 | $ 12.15 | $ 11.73 | $ 6.06 | $ 10.07 |
| Ending value (after expenses) | $1,072.30 | $1,068.40 | $1,068.20 | $1,074.30 | $1,070.40 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.83 | $ 11.82 | $ 11.42 | $ 5.90 | $ 9.80 |
| Ending value (after expenses) | $1,017.44 | $1,013.46 | $1,013.86 | $1,019.36 | $1,015.48 |

† Expenses are equal to the fund's annualized expense ratio of 1.54% for Class A, 2.33% for Class B, 2.25% for Class C, 1.16% for Class R and 1.93% for Class T multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

# STATEMENT OF INVESTMENTS
August 31, 2006

| Common Stocks−96.8% | Shares | Value ($) |
|---|---|---|
| **Australia−3.2%** | | |
| Amcor | 1,239,498 | 6,350,885 |
| Coca-Cola Amatil | 875,170 | 4,377,233 |
| Insurance Australia Group | 530,218 | 2,174,176 |
| National Australia Bank | 251,108 | 6,964,217 |
| Qantas Airways | 673,790 | 1,769,901 |
| TABCORP Holdings | 448,460 | 5,184,603 |
| | | **26,821,015** |
| **Belgium−1.0%** | | |
| Fortis | 215,763 | **8,397,457** |
| **Brazil−.6%** | | |
| Petroleo Brasileiro, ADR | 55,730 | **4,996,752** |
| **Finland−1.2%** | | |
| M-real, Cl. B | 554,330 | 2,684,375 |
| Nokia | 100,000 | 2,094,599 |
| Nokia, ADR | 11,214 | 234,148 |
| UPM-Kymmene | 202,023 | 4,788,016 |
| | | **9,801,138** |
| **France−10.0%** | | |
| BNP Paribas | 59,030 | 6,272,955 |
| Carrefour | 81,890 | 5,052,431 |
| Credit Agricole | 196,620 | 7,987,428 |
| France Telecom | 637,060 | 13,523,399 |
| Lagardere | 58,010 | 4,250,910 |
| Peugeot | 110,000 | 6,210,388 |
| Sanofi-Aventis | 124,760 | 11,196,094 |
| Thomson | 333,980 | 5,343,994 |
| Total | 164,560 | 11,110,099 |
| Total, ADR | 77,228 | 5,207,484 |
| Valeo | 204,156 | 7,469,704 |
| | | **83,624,886** |
| **Germany−8.8%** | | |
| Allianz | 33,900 | 5,750,472 |
| Deutsche Bank | 64,323 | 7,341,390 |
| Deutsche Post | 583,924 | 14,789,246 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Germany (continued)** | | |
| Deutsche Telekom | 429,340 | 6,275,813 |
| E.ON | 26,737 | 3,391,024 |
| Hannover Rueckversicherung | 213,590 | 8,236,267 |
| Infineon Technologies | 654,260 a | 7,686,042 |
| Medion | 77,200 | 924,724 |
| Metro | 105,560 | 6,200,429 |
| Siemens | 152,260 | 12,922,744 |
| | | **73,518,151** |
| **Greece−.6%** | | |
| Public Power | 196,010 | **4,685,683** |
| **Hong Kong−.7%** | | |
| BOC Hong Kong Holdings | 1,882,500 | 4,129,383 |
| Citic Pacific | 456,200 | 1,457,649 |
| | | **5,587,032** |
| **Ireland−1.4%** | | |
| Bank of Ireland | 622,615 | **11,804,955** |
| **Italy−4.5%** | | |
| Enel | 385,130 | 3,438,929 |
| ENI | 323,235 | 9,896,903 |
| Mediaset | 713,850 | 8,248,909 |
| Saras | 409,380 a | 2,286,631 |
| UniCredito Italiano | 1,060,170 | 8,447,903 |
| Unipol | 1,564,480 | 5,396,457 |
| | | **37,715,732** |
| **Japan−26.2%** | | |
| 77 Bank | 719,900 | 5,276,915 |
| Aeon | 368,000 | 9,268,613 |
| Aiful | 121,978 | 4,886,398 |
| Ajinomoto | 312,500 | 3,390,688 |
| Astellas Pharma | 171,300 | 6,949,823 |
| Canon | 118,552 | 5,901,075 |
| Dentsu | 3,217 | 9,350,070 |
| Fuji Photo Film | 341,800 | 12,527,083 |
| Funai Electric | 61,100 | 5,822,271 |
| Hino Motors | 1,296,100 | 6,981,762 |
| JS Group | 261,800 | 5,500,422 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Kao | 318,400 | 8,494,285 |
| Kuraray | 318,900 | 3,653,114 |
| Mabuchi Motor | 44,700 | 2,846,017 |
| Matsumotokiyoshi | 169,879 | 4,126,615 |
| Minebea | 314,800 | 1,778,925 |
| Mitsubishi UFJ Financial Group | 547 | 7,459,621 |
| Mitsui Trust Holdings | 342,200 | 4,007,524 |
| Nippon Express | 2,344,800 | 12,730,770 |
| Nippon Paper Group | 844 | 3,136,450 |
| Nissan Motor | 856,000 | 9,732,828 |
| ORIX | 8,450 | 2,243,490 |
| Ricoh | 396,500 | 7,789,751 |
| Rinnai | 147,100 | 4,087,330 |
| Rohm | 148,600 | 13,792,917 |
| Sekisui Chemical | 889,400 | 7,808,072 |
| Sekisui House | 561,500 | 8,336,953 |
| SFCG | 15,113 | 2,993,617 |
| Shinsei Bank | 1,168,000 | 7,197,648 |
| Sumitomo Mitsui Financial Group | 1,093 | 12,297,123 |
| Takefuji | 153,330 | 8,272,567 |
| TDK | 83,100 | 6,438,346 |
| Toyoda Gosei | 176,700 | 3,765,182 |
| | | **218,844,265** |
| **Mexico—1.0%** | | |
| Coca-Cola Femsa, ADR | 135,100 | 3,988,152 |
| Telefonos de Mexico, ADR, Ser. L | 190,032 | 4,587,372 |
| | | **8,575,524** |
| **Netherlands—4.5%** | | |
| ABN AMRO Holding | 293,935 | 8,382,228 |
| Aegon | 371,746 | 6,638,839 |
| Heineken | 22,571 | 1,047,038 |
| Koninklijke Philips Electronics | 262,460 | 8,950,642 |
| Koninklijke Philips Electronics (New York Shares) | 9,500 | 326,040 |
| Royal Dutch Shell, Cl. A | 362,134 | 12,521,467 |
| | | **37,866,254** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Singapore—2.4%** | | |
| DBS Group Holdings | 1,040,870 | 11,906,240 |
| United Overseas Bank | 861,500 | 8,540,544 |
| | | **20,446,784** |
| **South Africa—.4%** | | |
| Nedbank Group | 225,847 | **3,456,395** |
| **South Korea—1.4%** | | |
| Korea Electric Power, ADR | 165,794 | 3,219,719 |
| KT, ADR | 190,400 | 4,207,840 |
| SK Telecom, ADR | 198,780 | 4,353,282 |
| | | **11,780,841** |
| **Spain—2.5%** | | |
| Banco Santander Central Hispano | 310,870 | 4,822,875 |
| Gamesa Corp Tecnologica | 24,120 | 508,307 |
| Gas Natural SDG | 156,430 | 5,236,517 |
| Repsol YPF | 166,230 | 4,778,761 |
| Repsol YPF, ADR | 185,508 | 5,327,790 |
| | | **20,674,250** |
| **Sweden—.5%** | | |
| Svenska Cellulosa, Cl. B | 94,800 | **4,061,512** |
| **Switzerland—6.9%** | | |
| Ciba Specialty Chemicals | 179,506 | 10,056,011 |
| Clariant | 266,020 [a] | 3,242,038 |
| Nestle | 38,575 | 13,265,249 |
| Novartis | 193,250 | 11,030,072 |
| Swiss Reinsurance | 133,989 | 10,222,268 |
| UBS | 179,800 | 10,174,740 |
| | | **57,990,378** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Taiwan—.6%** | | |
| United Microelectronics, ADR | 1,550,997 | **4,730,541** |
| **United Kingdom—18.4%** | | |
| Alliance Boots | 57,912 | 850,407 |
| Anglo American | 225,802 | 9,771,020 |
| Barclays | 129,886 | 1,626,529 |
| BP | 1,151,054 | 13,088,016 |
| BT Group | 457,059 | 2,145,818 |
| Cadbury Schweppes | 485,940 | 5,173,664 |
| Centrica | 1,650,384 | 9,272,798 |
| Debenhams | 829,270 [a] | 2,933,787 |
| Friends Provident | 862,030 | 3,053,790 |
| GKN | 93,749 | 544,591 |
| GlaxoSmithKline | 581,528 | 16,480,764 |
| HBOS | 434,570 | 8,301,651 |
| HSBC Holdings | 610,739 | 11,085,425 |
| Reed Elsevier | 789,700 | 8,475,393 |
| Rentokil Initial | 2,032,810 | 5,817,214 |
| Royal Bank of Scotland Group | 436,321 | 14,808,723 |
| Royal Dutch Shell, Cl. A | 49,891 | 1,729,408 |
| Sainsbury (J) | 459,080 | 3,117,107 |
| Smiths Group | 469,100 | 7,683,652 |
| Trinity Mirror | 520,140 | 4,517,403 |
| Unilever | 509,368 | 12,184,987 |
| Vodafone Group | 5,075,350 | 10,995,657 |
| | | **153,657,804** |
| **Total Common Stocks** | | |
| (cost $699,183,248) | | **809,037,349** |

| Other Investment−1.0% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $8,660,000) | 8,660,000 b | **8,660,000** |
| **Total Investments** (cost $707,843,248) | **97.8%** | **817,697,349** |
| **Cash and Receivables (Net)** | **2.2%** | **18,311,009** |
| **Net Assets** | **100.0%** | **836,008,358** |

*ADR—American Depository Receipts*
a  *Non-income producing security.*
b  *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 23.8 | Health Care | 5.5 |
| Consumer Discretionary | 12.9 | Telecommunication Services | 5.5 |
| Consumer Staples | 10.0 | Insurance | 5.0 |
| Industrial | 8.6 | Utilities | 3.5 |
| Energy | 8.5 | Money Market Investment | 1.0 |
| Information Technology | 6.9 | | |
| Materials | 6.6 | | **97.8** |

†  *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
|   Unaffiliated issuers | 699,183,248 | 809,037,349 |
|   Affiliated issuers | 8,660,000 | 8,660,000 |
| Cash | | 62,623 |
| Cash denominated in foreign currencies | 13,824,201 | 13,807,120 |
| Receivable for investment securities sold | | 6,461,232 |
| Dividends receivable | | 2,378,967 |
| Receivable for shares of Common Stock subscribed | | 669,034 |
| Unrealized appreciation on forward currency exchange contracts–Note 4 | | 2,325 |
| Prepaid expenses | | 12,265 |
| | | **841,090,915** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 965,348 |
| Payable for investment securities purchased | | 2,211,504 |
| Payable for shares of Common Stock redeemed | | 1,322,214 |
| Unrealized depreciation on forward currency exchange contracts–Note 4 | | 942 |
| Accrued expenses and other liabilities | | 582,549 |
| | | **5,082,557** |
| **Net Assets ($)** | | **836,008,358** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 637,338,656 |
| Accumulated undistributed investment income–net | | 11,656,586 |
| Accumulated net realized gain (loss) on investments | | 77,147,510 |
| Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions | | 109,865,606 |
| **Net Assets ($)** | | **836,008,358** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---:|---:|---:|---:|---:|
| Net Assets ($) | 657,525,332 | 22,864,640 | 71,830,102 | 81,334,749 | 2,453,535 |
| Shares Outstanding | 31,448,378 | 1,117,400 | 3,499,921 | 3,880,895 | 120,415 |
| **Net Asset Value Per Share ($)** | **20.91** | **20.46** | **20.52** | **20.96** | **20.38** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $1,999,549 foreign taxes withheld at source): | |
|   Unaffiliated issuers | 22,130,667 |
|   Affiliated issuers | 306,925 |
| Interest | 65,774 |
| **Total Income** | **22,503,366** |
| **Expenses:** | |
| Management fee—Note 3(a) | 8,102,413 |
| Shareholder servicing costs—Note 3(c) | 3,124,436 |
| Distribution fees—Note 3(b) | 707,470 |
| Custodian fees | 694,083 |
| Prospectus and shareholders' reports | 123,804 |
| Registration fees | 95,668 |
| Professional fees | 54,400 |
| Directors' fees and expenses—Note 3(d) | 20,770 |
| Loan commitment fees—Note 2 | 6,667 |
| Miscellaneous | 57,785 |
| **Total Expenses** | **12,987,496** |
| **Investment Income—Net** | **9,515,870** |
| **Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | 137,690,045 |
| Net realized gain (loss) on forward currency exchange contracts | 68,744 |
| **Net Realized Gain (Loss)** | **137,758,789** |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions | 4,796,486 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **142,555,275** |
| **Net Increase in Net Assets Resulting from Operations** | **152,071,145** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended August 31, | |
|---|---|---|
|  | 2006 | 2005 |
| **Operations ($):** | | |
| Investment income–net | 9,515,870 | 7,691,051 |
| Net realized gain (loss) on investments | 137,758,789 | 71,250,451 |
| Net unrealized appreciation<br>  (depreciation) on investments | 4,796,486 | 50,394,356 |
| **Net Increase (Decrease) in Net Assets<br>  Resulting from Operations** | **152,071,145** | **129,335,858** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (6,946,995) | (5,699,694) |
| Class B shares | (124,907) | (72,580) |
| Class C shares | (376,169) | (273,321) |
| Class R shares | (841,019) | (583,252) |
| Class T shares | (22,187) | (14,038) |
| Net realized gain on investments: | | |
| Class A shares | (85,842,166) | – |
| Class B shares | (3,084,346) | – |
| Class C shares | (9,524,532) | – |
| Class R shares | (7,739,859) | – |
| Class T shares | (332,667) | – |
| **Total Dividends** | **(114,834,847)** | **(6,642,885)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 200,640,623 | 308,094,029 |
| Class B shares | 3,784,998 | 8,574,834 |
| Class C shares | 19,941,787 | 31,678,554 |
| Class R shares | 34,779,239 | 36,299,900 |
| Class T shares | 744,298 | 2,064,755 |

| | Year Ended August 31, | |
|---|---|---|
| | 2006 | 2005 |
| **Capital Stock Transactions ($) (continued):** | | |
| Dividends reinvested: | | |
| Class A shares | 76,410,211 | 4,173,168 |
| Class B shares | 2,453,442 | 56,628 |
| Class C shares | 3,028,658 | 120,726 |
| Class R shares | 8,457,524 | 527,855 |
| Class T shares | 163,847 | 7,379 |
| Cost of shares redeemed: | | |
| Class A shares | (364,882,283) | (217,746,980) |
| Class B shares | (5,332,602) | (2,677,129) |
| Class C shares | (27,289,203) | (7,393,660) |
| Class R shares | (38,287,078) | (14,066,656) |
| Class T shares | (752,408) | (1,137,641) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(86,138,947)** | **148,575,762** |
| **Total Increase (Decrease) in Net Assets** | **(48,902,649)** | **271,268,735** |
| **Net Assets ($):** | | |
| Beginning of Period | 884,911,007 | 613,642,272 |
| **End of Period** | **836,008,358** | **884,911,007** |
| Undistributed investment income—net | 11,656,586 | 7,128,040 |

| | Year Ended August 31, | |
|---|---|---|
| | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 9,958,372 | 16,096,093 |
| Shares issued for dividends reinvested | 4,099,409 | 219,064 |
| Shares redeemed | (17,915,438) | (11,357,328) |
| **Net Increase (Decrease) in Shares Outstanding** | **(3,857,657)** | **4,957,829** |
| **Class B[a]** | | |
| Shares sold | 193,232 | 453,705 |
| Shares issued for dividends reinvested | 133,426 | 3,007 |
| Shares redeemed | (268,514) | (141,231) |
| **Net Increase (Decrease) in Shares Outstanding** | **58,144** | **315,481** |
| **Class C** | | |
| Shares sold | 1,031,554 | 1,672,576 |
| Shares issued for dividends reinvested | 164,691 | 6,398 |
| Shares redeemed | (1,369,858) | (389,771) |
| **Net Increase (Decrease) in Shares Outstanding** | **(173,613)** | **1,289,203** |
| **Class R** | | |
| Shares sold | 1,717,355 | 1,867,185 |
| Shares issued for dividends reinvested | 453,730 | 27,709 |
| Shares redeemed | (1,854,540) | (719,819) |
| **Net Increase (Decrease) in Shares Outstanding** | **316,545** | **1,175,075** |
| **Class T** | | |
| Shares sold | 38,646 | 114,452 |
| Shares issued for dividends reinvested | 8,992 | 394 |
| Shares redeemed | (39,177) | (62,770) |
| **Net Increase (Decrease) in Shares Outstanding** | **8,461** | **52,076** |

[a] *During the period ended August 31, 2006, 46,446 Class B shares representing $924,129 were automatically converted to 45,592 Class A shares and during the period ended August 31, 2005, 11,262 Class B shares representing $213,210 were automatically converted to 11,104 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2006 | 2005 | 2004 | 2003[a] | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 20.27 | 17.10 | 14.10 | 13.29 | 14.70 |
| Investment Operations: | | | | | |
| Investment income—net[b] | .25 | .20 | .18 | .15 | .17 |
| Net realized and unrealized gain (loss) on investments | 3.62 | 3.15 | 2.97 | .83 | (1.29) |
| Total from Investment Operations | 3.87 | 3.35 | 3.15 | .98 | (1.12) |
| Distributions: | | | | | |
| Dividends from investment income—net | (.24) | (.18) | (.15) | (.17) | (.12) |
| Dividends from net realized gain on investments | (2.99) | – | – | – | (.17) |
| Total Distributions | (3.23) | (.18) | (.15) | (.17) | (.29) |
| Net asset value, end of period | 20.91 | 20.27 | 17.10 | 14.10 | 13.29 |
| **Total Return (%)** | 21.06[c] | 19.65[c] | 22.46[c] | 7.56[c] | (7.64) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.55 | 1.51 | 1.49 | 1.54 | 1.40 |
| Ratio of net expenses to average net assets | 1.55 | 1.51 | 1.49 | 1.54 | 1.40 |
| Ratio of net investment income to average net assets | 1.23 | 1.02 | 1.11 | 1.22 | 1.21 |
| Portfolio Turnover Rate | 48.74 | 43.05 | 49.82 | 42.86 | 29.14 |
| Net Assets, end of period ($ x 1,000) | 657,525 | 715,768 | 518,880 | 343,621 | 322,490 |

[a] The fund commenced offering five classes of shares on November 15, 2002. The existing shares were redesignated Class A shares.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
See notes to financial statements.

| | Year Ended August 31, | | | |
|---|---|---|---|---|
| **Class B Shares** | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 19.92 | 16.86 | 14.00 | 12.24 |
| Investment Operations: | | | | |
| Investment income–net[b] | .09 | .06 | .09 | .09 |
| Net realized and unrealized<br>   gain (loss) on investments | 3.56 | 3.09 | 2.91 | 1.84 |
| Total from Investment Operations | 3.65 | 3.15 | 3.00 | 1.93 |
| Distributions: | | | | |
| Dividends from investment income–net | (.12) | (.09) | (.14) | (.17) |
| Dividends from net realized<br>   gain on investments | (2.99) | – | – | – |
| Total Distributions | (3.11) | (.09) | (.14) | (.17) |
| Net asset value, end of period | 20.46 | 19.92 | 16.86 | 14.00 |
| **Total Return (%)[c]** | 20.15 | 18.70 | 21.43 | 16.04[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 2.32 | 2.32 | 2.33 | 2.00[d] |
| Ratio of net expenses to average net assets | 2.32 | 2.32 | 2.33 | 2.00[d] |
| Ratio of net investment income<br>   to average net assets | .46 | .30 | .55 | .70[d] |
| Portfolio Turnover Rate | 48.74 | 43.05 | 49.82 | 42.86 |
| Net Assets, end of period ($ x 1,000) | 22,865 | 21,101 | 12,538 | 827 |

[a]  *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| | Year Ended August 31, | | | |
|---|---|---|---|---|
| **Class C Shares** | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 19.97 | 16.90 | 14.04 | 12.24 |
| Investment Operations: | | | | |
| Investment income—net[b] | .10 | .07 | .12 | .12 |
| Net realized and unrealized gain (loss) on investments | 3.56 | 3.10 | 2.89 | 1.85 |
| Total from Investment Operations | 3.66 | 3.17 | 3.01 | 1.97 |
| Distributions: | | | | |
| Dividends from investment income—net | (.12) | (.10) | (.15) | (.17) |
| Dividends from net realized gain on investments | (2.99) | – | – | – |
| Total Distributions | (3.11) | (.10) | (.15) | (.17) |
| Net asset value, end of period | 20.52 | 19.97 | 16.90 | 14.04 |
| **Total Return (%)[c]** | 20.14 | 18.79 | 21.51 | 16.29[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 2.26 | 2.26 | 2.26 | 1.80[d] |
| Ratio of net expenses to average net assets | 2.26 | 2.26 | 2.26 | 1.80[d] |
| Ratio of net investment income to average net assets | .51 | .35 | .73 | .89[d] |
| Portfolio Turnover Rate | 48.74 | 43.05 | 49.82 | 42.86 |
| Net Assets, end of period ($ x 1,000) | 71,830 | 73,348 | 40,291 | 1,647 |

[a] *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Year Ended August 31, | | | |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 20.33 | 17.13 | 14.12 | 12.24 |
| Investment Operations: | | | | |
| Investment income—net[b] | .32 | .30 | .31 | .22 |
| Net realized and unrealized gain (loss) on investments | 3.63 | 3.13 | 2.90 | 1.83 |
| Total from Investment Operations | 3.95 | 3.43 | 3.21 | 2.05 |
| Distributions: | | | | |
| Dividends from investment income—net | (.33) | (.23) | (.20) | (.17) |
| Dividends from net realized gain on investments | (2.99) | – | – | – |
| Total Distributions | (3.32) | (.23) | (.20) | (.17) |
| Net asset value, end of period | 20.96 | 20.33 | 17.13 | 14.12 |
| **Total Return (%)** | 21.45 | 20.11 | 22.86 | 16.95[c] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.21 | 1.13 | 1.16 | .96[c] |
| Ratio of net expenses to average net assets | 1.21 | 1.13 | 1.16 | .96[c] |
| Ratio of net investment income to average net assets | 1.58 | 1.56 | 1.82 | 1.73[c] |
| Portfolio Turnover Rate | 48.74 | 43.05 | 49.82 | 42.86 |
| Net Assets, end of period ($ x 1,000) | 81,335 | 72,470 | 40,927 | 3,778 |

[a]  *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Year Ended August 31, | | | |
| --- | --- | --- | --- | --- |
| | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 19.87 | 16.81 | 13.95 | 12.24 |
| Investment Operations: | | | | |
| Investment income (loss)−net[b] | .16 | .13 | .18 | (.04) |
| Net realized and unrealized gain (loss) on investments | 3.54 | 3.09 | 2.87 | 1.92 |
| Total from Investment Operations | 3.70 | 3.22 | 3.05 | 1.88 |
| Distributions: | | | | |
| Dividends from investment income−net | (.20) | (.16) | (.19) | (.17) |
| Dividends from net realized gain on investments | (2.99) | − | − | − |
| Total Distributions | (3.19) | (.16) | (.19) | (.17) |
| Net asset value, end of period | 20.38 | 19.87 | 16.81 | 13.95 |
| **Total Return (%)[c]** | 20.54 | 19.18 | 21.95 | 15.54[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.96 | 1.92 | 1.81 | 1.92[d] |
| Ratio of net expenses to average net assets | 1.96 | 1.92 | 1.81 | 1.92[d] |
| Ratio of net investment income (loss) to average net assets | .83 | .65 | 1.05 | (.45)[d] |
| Portfolio Turnover Rate | 48.74 | 43.05 | 49.82 | 42.86 |
| Net Assets, end of period ($ x 1,000) | 2,454 | 2,224 | 1,006 | 27 |

[a] *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $30,161,518, accumulated capital gains $68,434,880 and unrealized appreciation $108,497,380.

The fund also has an accumulated capital loss carryover of $8,424,076, which can be utilized in subsequent years subject to an annual limitation due to the fund's merger with Bear Stearns International Equity Portfolio. If not applied, the capital loss carryover expires in fiscal 2010. The accumulated capital loss carryover reflected above represents the capital loss carryover from Bear Stearns International Equity Portfolio after limitations pursuant to Section 383 of the Code.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 were as follows: ordinary income $24,435,033 and $6,642,885 and long-term capital gains $90,399,814 and $0, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies and foreign exchange gain and losses, the fund increased accumulated undistributed investment income-net by $3,323,953, decreased accumulated net realized gain (loss) on investments by $3,362,147 and increased paid-in capital by $38,194. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

During the period ended August 31, 2006, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended August 31, 2006, the Distributor retained $26,446 and $53 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $40,631 and $15,510 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $166,675, $535,042 and $5,753, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, Class A, Class B, Class C and Class T shares were charged $1,607,734, $55,558, $178,347 and $5,753, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $283,541 pursuant to the transfer agency agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $700,447, Rule 12b-1 distribution plan fees $60,288, shareholder services plan fees $158,178, chief compliance officer fees $1,895 and transfer agency per account fees $44,540.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities (excluding short-term securities and forward currency exchange contracts) during the period ended August 31, 2006, amounted to $385,390,802 and $570,485,824, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at August 31, 2006:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Proceeds ($) | Value ($) | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|
| **Sales:** | | | | |
| Australian Dollar, expiring 9/1/2006 | 508,572 | 388,600 | 388,346 | 254 |
| Australian Dollar, expiring 9/5/2006 | 560,762 | 427,413 | 428,198 | (785) |
| British Pound, expiring 9/1/2006 | 346,695 | 660,350 | 660,315 | 35 |
| Euro, expiring 9/1/2006 | 1,357,400 | 1,741,001 | 1,738,965 | 2,036 |
| Singapore Dollar, expiring 9/1/2006 | 299,179 | 189,967 | 190,124 | (157) |
| **Total** | | | | **1,383** |

At August 31, 2006, the cost of investments for federal income tax purposes was $709,211,474; accordingly, accumulated net unrealized appreciation on investments was $108,485,875, consisting of $132,915,857 gross unrealized appreciation and $24,429,982 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier International Value Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier International Value Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier International Value Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2006:

—the total amount of taxes paid to foreign countries was $1,825,628

—the total amount of income sourced from foreign countries was $17,699,322

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007.

Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $16,931,224 represents the maximum amount that may be considered qualified dividend income.

Also, the fund designates $2.5398 per share as a long-term capital gain distribution paid on December 16, 2005.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

<u>Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund was ranked in the fourth or fifth quintiles of its performance group and performance universe for one-, two, three, and four-year periods, ended January 31, 2006. The Board noted the fund's long term performance was stronger, as evidenced by the fund's five- and ten-year total returns exceeding the average and the median of the performance group.

The Board members discussed with management the fund's investment strategy and the reasons for the fund's short-term underperformance compared to the performance group and universe. The Board noted that the fund produced lower returns than its benchmarks, primarily due to certain holdings in France and Japan. The Board also cited the fund's lack of exposure to Toyota Motor which hindered the fund's relative performance. The Board members took into account the portfolio managers' experience and superior long-term track record, and expressed their continued confidence in the portfolio management team.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee was ranked in the fifth quintile and fourth quintile of its expense group and expense universe, respectively, while the fund's actual total expense ratio was ranked in the fourth quintile and third quintile of its expense group and expense universe, respectively.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;

- While the Board was concerned with the fund's short-term performance, it was satisfied with the fund's overall long-term performance. The Board stressed the need to continue to seek to improve the fund's short-term performance record;

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

————————

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

————————

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier
International Value Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0254AR0806

# Dreyfus Premier Midcap Value Fund

**ANNUAL REPORT** August 31, 2006



**Dreyfus**

**A Mellon Financial Company**[SM]

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

# Contents

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier
Midcap Value Fund, covering the 12-month period from September 1,
2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August
8 the Federal Reserve Board (the "Fed") decided to hold short-term
interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy
prices have contributed to a mild slowdown in U.S. economic growth.
A cooling housing market appeared to confirm this view. The Fed also
suggested that, despite the recent upward trend stemming from greater
resource utilization and higher commodity prices, inflation is expected
to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's
announcement, offsetting earlier losses in a relatively volatile market
environment. In addition, for the first time in several years, large-cap
stocks have lately begun to produce higher returns than their small-cap
counterparts, which some analysts believe may signify a fundamental
shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your
current financial needs and future investment goals.

For information about how the fund performed during the reporting
period, as well as market perspectives, we have provided a Discussion
of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

David A. Daglio, Portfolio Manager

### How did Dreyfus Premier Midcap Value Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced total returns of 4.87% for its Class A shares, 4.07% for its Class B shares, 4.08% for its Class C shares, 4.92% for its Class R shares and 4.81% for its Class T shares.[1] In comparison, the fund's benchmark, the Russell Midcap Value Index, achieved a total return of 12.36%.[2]

While a strong U.S. economy helped drive the equity markets higher during the first half of the reporting period, returns in the second half were tempered by concerns regarding intensifying inflationary pressures and slower economic growth. We attribute the fund's relative underperformance to the midcap market's apparent preference for stocks that demonstrated "price momentum," which generally are too expensively priced to qualify for our value-oriented investment approach. As a result, the fund maintained relatively light exposure to metals and capital goods companies, two of the market's better-performing sectors.

### What is the fund's investment approach?

The fund's goal is to exceed the performance of the Russell Midcap Value Index. To pursue this goal, the fund normally invests at least 80% of its assets in stocks of midcap companies. The fund currently considers companies with market capitalizations that fall in the range of the capitalizations of the companies that comprise the S&P Midcap 400 Index or the Russell Midcap Index at the time of purchase to be midcap companies.

When selecting stocks for the fund, we utilize a "bottom-up" approach, where the focus is on individual stock selection rather than attempting to forecast market trends, and look for value companies. A three-step screening process is used to select stocks:

• *Value,* quantitative screens track traditional measures such as price-to-earnings, price-to-book and price-to-sales ratios; these ratios are analyzed and compared against the market;

- *Sound business fundamentals,* a company's balance sheet and income data are examined to determine the company's financial history; and
- *Positive business momentum,* a company's earnings and forecast changes are analyzed and sales and earnings trends are reviewed to determine the company's financial condition or the presence of a catalyst that will trigger a price increase near- to midterm.

The fund typically sells a stock when it reaches our target price, is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum or falls short of our expectations.

### What other factors influenced the fund's performance?

During the first half of the reporting period, midcap stocks posted generally attractive returns, driven by robust investor demand in a growing economy. However, by the spring of 2006, investors became worried that high energy prices and rising interest rates might put pressure on consumer spending, potentially choking off future economic growth. As a result, prices of midcap stocks began to fall during the second half of the reporting period.

While we were disappointed with the fund's results, we attribute much of its underperformance to our type of value-oriented investment style, which was out of favor during the reporting period. In a trend-following market, investors continued to buy stocks that already had performed well, enabling them to reach fuller valuations that did not meet our investment criteria. Indeed, our approach frequently leads us to stocks that recently have underperformed the averages but that, in our analysis, are fundamentally sound and poised for gains. We remain confident in the fund's long-term investment discipline, which we believe has proven its effectiveness over full business cycles.

The fund was particularly hurt by its lack of exposure to producers of industrial and precious metals, which rose on the strength of robust demand from China and India. Chemical stocks also disappointed, especially those that were slow to pass on rising raw materials costs to their customers. In the financials sector, title insurance companies were hurt by a cooling housing market, and our stock selection strategy among credit card and disability insurance firms hindered the fund's returns.

The fund enjoyed better results from apparel retailers that cater to younger consumers and several discount retailers, which tend to enjoy steady customer demand during most phases of the economic cycle. A number of restaurants also fared well during the reporting period. Finally, in the energy sector, high oil and gas prices benefited the fund's exploration and production holdings.

### What is the fund's current strategy?

As of the reporting period's end, we have continued to find value in the industrials sector, particularly among truck manufacturing companies and airlines. We also have found pockets of value in certain consumer-oriented industries, including homebuilders, retailers and restaurants. Conversely, we have identified fewer opportunities in the technology and materials sectors.

September 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.* **Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.**

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Value Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Midcap Value Fund Class A shares and the Russell Midcap Value Index

†  Source: Lipper Inc.
*Past performance is not predictive of future performance.*

*Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows. The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Midcap Value Fund on 6/29/01 (inception date) to a $10,000 investment made in the Russell Midcap Value Index (the "Index") on that date. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses. All dividends and capital gain distributions are reinvested. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Class A shares** | | | | |
| *with maximum sales charge (5.75%)* | **6/29/01** | **(1.18)%** | **5.08%** | **3.70%** |
| *without sales charge* | **6/29/01** | **4.87%** | **6.33%** | **4.89%** |
| **Class B shares** | | | | |
| *with applicable redemption charge* † | **6/30/04** | **0.37%** | **–** | **6.12%** |
| *without redemption* | **6/30/04** | **4.07%** | **–** | **7.36%** |
| **Class C shares** | | | | |
| *with applicable redemption charge* †† | **6/30/04** | **3.16%** | **–** | **7.27%** |
| *without redemption* | **6/30/04** | **4.08%** | **–** | **7.27%** |
| **Class R shares** | **6/30/04** | **4.92%** | **–** | **7.45%** |
| **Class T shares** | | | | |
| *with applicable sales charge (4.5%)* | **6/30/04** | **0.12%** | **–** | **5.37%** |
| *without sales charge* | **6/30/04** | **4.81%** | **–** | **7.62%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Value Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.48 | $ 10.85 | $ 10.85 | $ 6.24 | $ 8.74 |
| Ending value (after expenses) | $977.20 | $973.90 | $973.80 | $981.20 | $981.30 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.63 | $ 11.07 | $ 11.07 | $ 6.36 | $ 8.89 |
| Ending value (after expenses) | $1,017.64 | $1,014.22 | $1,014.22 | $1,018.90 | $1,016.38 |

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.18% for Class B, 2.18% for Class C, 1.25% for Class R and 1.75% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

## STATEMENT OF INVESTMENTS

August 31, 2006

| Common Stocks—97.8% | Shares | Value ($) |
|---|---|---|
| **Banking—3.9%** | | |
| Hudson City Bancorp | 34,894 | 455,716 |
| North Fork Bancorporation | 1,800 | 49,392 |
| Whitney Holding | 2,800 | 98,476 |
| | | **603,584** |
| **Consumer Discretionary—10.3%** | | |
| Best Buy | 2,700 | 126,900 |
| Chico's FAS | 2,300 a | 42,412 |
| D.R. Horton | 3,000 | 65,790 |
| Federated Department Stores | 4,100 | 155,718 |
| Marvel Entertainment | 17,400 a | 373,056 |
| OfficeMax | 4,400 | 182,732 |
| OSI Restaurant Partners | 9,300 | 288,021 |
| Pulte Homes | 2,600 | 77,142 |
| Rent-A-Center | 3,300 a | 89,430 |
| Royal Caribbean Cruises | 4,000 | 145,920 |
| TJX Cos. | 1,700 | 45,475 |
| | | **1,592,596** |
| **Consumer Staples—8.6%** | | |
| Cadbury Schweppes, ADR | 7,500 | 320,775 |
| Coca-Cola Enterprises | 5,700 | 127,110 |
| Del Monte Foods | 20,700 | 229,770 |
| Reynolds American | 2,000 | 130,140 |
| Safeway | 6,600 | 204,138 |
| Tyson Foods, Cl. A | 22,000 | 324,060 |
| | | **1,335,993** |
| **Energy—5.4%** | | |
| CNX Gas | 13,100 a | 338,111 |
| El Paso | 16,200 | 235,224 |
| Range Resources | 6,900 | 193,062 |
| Southwestern Energy | 2,200 a | 75,570 |
| | | **841,967** |
| **Financial—22.2%** | | |
| AmeriCredit | 11,500 a | 270,135 |
| Annaly Mortgage Management | 38,760 | 484,888 |
| Capital One Financial | 7,000 | 511,700 |
| Equity Office Properties Trust | 10,200 | 378,318 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Financial (continued)** | | | |
| Home Properties | 6,300 | | 358,344 |
| HRPT Properties Trust | 34,700 | | 402,520 |
| Investment Technology Group | 6,200 | a | 286,502 |
| Mack-Cali Realty | 3,400 | | 180,710 |
| Nuveen Investments, Cl. A | 3,600 | | 171,864 |
| Reckson Associates Realty | 9,100 | | 389,389 |
| | | | **3,434,370** |
| **Health Care–3.7%** | | | |
| Biogen Idec | 350 | a | 15,449 |
| Lincare Holdings | 9,400 | a | 348,082 |
| Omnicare | 3,500 | | 158,585 |
| Thermo Electron | 1,500 | a | 58,800 |
| | | | **580,916** |
| **Industrial–8.8%** | | | |
| ACE Aviation Holdings, Cl. A | 10,900 | a | 294,375 |
| Empresa Brasileira de Aeronautica | | | |
|   (Embraer), ADR | 12,700 | | 490,220 |
| Navistar International | 11,900 | a | 272,986 |
| Steelcase, Cl. A | 6,900 | | 100,050 |
| US Airways Group | 4,700 | a | 198,575 |
| | | | **1,356,206** |
| **Information Technology–6.2%** | | | |
| Applied Materials | 19,700 | | 332,536 |
| Ceridian | 2,800 | a | 66,836 |
| Compuware | 6,100 | a | 46,360 |
| Cypress Semiconductor | 7,000 | a | 109,480 |
| Novellus Systems | 3,500 | a | 97,720 |
| Zebra Technologies, Cl. A | 8,900 | a | 301,176 |
| | | | **954,108** |
| **Insurance–7.9%** | | | |
| AMBAC Financial Group | 6,420 | | 555,908 |
| Fidelity National Financial | 2,000 | | 80,460 |
| Fidelity National Title Group, Cl. A | 13,700 | | 276,192 |
| MBIA | 2,650 | | 163,319 |
| PartnerRe | 2,300 | | 147,890 |
| | | | **1,223,769** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Materials—5.2%** | | |
| Abitibi-Consolidated | 36,200 | 97,740 |
| Martin Marietta Materials | 2,900 | 238,844 |
| Owens-Illinois | 31,300 a | 474,508 |
| | | **811,092** |
| **Utilities—15.6%** | | |
| CMS Energy | 31,400 a | 459,696 |
| Constellation Energy Group | 10,100 | 606,909 |
| Dominion Resources/VA | 4,000 | 319,560 |
| Entergy | 7,800 | 605,670 |
| Exelon | 4,000 | 243,920 |
| Questar | 2,150 | 186,061 |
| | | **2,421,816** |
| **Total Investments** (cost $14,746,552) | **97.8%** | **15,156,417** |
| **Cash and Receivables (Net)** | **2.2%** | **334,363** |
| **Net Assets** | **100.0%** | **15,490,780** |

ADR—American Depository Receipts
a   Non-income producing security.

## Portfolio Summary †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 22.2 | Information Technology | 6.2 |
| Utilities | 15.6 | Energy | 5.4 |
| Consumer Discretionary | 10.3 | Materials | 5.2 |
| Industrial | 8.8 | Banking | 3.9 |
| Consumer Staples | 8.6 | Health Care | 3.7 |
| Insurance | 7.9 | | **97.8** |

†   Based on net assets.
See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | 14,746,552 | 15,156,417 |
| Cash | | 43,346 |
| Receivable for investment securities sold | | 702,919 |
| Dividends and interest receivable | | 21,344 |
| Prepaid expenses | | 27,467 |
| | | **15,951,493** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 12,872 |
| Payable for investment securities purchased | | 366,723 |
| Payable for shares of Common Stock redeemed | | 49,034 |
| Accrued expenses | | 32,084 |
| | | **460,713** |
| **Net Assets ($)** | | **15,490,780** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 13,603,760 |
| Accumulated undistributed investment income–net | | 4,861 |
| Accumulated net realized gain (loss) on investments | | 1,472,294 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 409,865 |
| **Net Assets ($)** | | **15,490,780** |

| **Net Asset Value Per Share** | | | | | |
|---|---|---|---|---|---|
| | Class A | Class B | Class C | Class R | Class T |
| Net Assets ($) | 14,418,411 | 606,421 | 440,275 | 15,950 | 9,723 |
| Shares Outstanding | 1,085,598 | 46,464 | 33,806 | 1,221 | 741.407 |
| **Net Asset Value Per Share ($)** | **13.28** | **13.05** | **13.02** | **13.06** | **13.11** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $2,483 foreign taxes withheld at source): | |
|   Unaffiliated issuers | 224,130 |
|   Affiliated issuers | 6,266 |
| Interest | 6,489 |
| Income from securities lending | 2,830 |
| **Total Income** | **239,715** |
| **Expenses:** | |
| Management fee—Note 3(a) | 125,458 |
| Shareholder servicing costs—Note 3(c) | 61,139 |
| Registration fees | 56,427 |
| Audit fees | 32,261 |
| Custodian fees—Note 3(c) | 12,352 |
| Prospectus and shareholders' reports | 9,191 |
| Distribution fees—Note 3(b) | 6,970 |
| Directors' fees and expenses—Note 3(d) | 675 |
| Legal fees | 367 |
| Loan commitment fees—Note 2 | 3 |
| Miscellaneous | 6,222 |
| **Total Expenses** | **311,065** |
| Less—reduction in management fee due to undertaking—Note 3(a) | (53,028) |
| Less—reduction in custody fees due to earnings credits—Note 1(b) | (179) |
| **Net Expenses** | **257,858** |
| **Investment (Loss)—Net** | **(18,143)** |
| **Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):** | |
| Net realized gain (loss) on investments | 1,841,564 |
| Net unrealized appreciation (depreciation) on investments | (1,010,861) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **830,703** |
| **Net Increase in Net Assets Resulting from Operations** | **812,560** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
| --- | ---: | ---: |
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment (loss)–net | (18,143) | (51,803) |
| Net realized gain (loss) on investments | 1,841,564 | 2,031,962 |
| Net unrealized appreciation (depreciation) on investments | (1,010,861) | 1,179,100 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **812,560** | **3,159,259** |
| **Dividends to Shareholders from ($):** | | |
| Net realized gain on investments: | | |
| Class A shares | (1,785,052) | (1,132,318) |
| Class B shares | (47,578) | (11,614) |
| Class C shares | (50,331) | (4,006) |
| Class R shares | (1,093) | (67) |
| Class T shares | (1,260) | (1,932) |
| **Total Dividends** | **(1,885,314)** | **(1,149,937)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 1,721,014 | 2,551,761 |
| Class B shares | 312,539 | 259,178 |
| Class C shares | 184,898 | 304,782 |
| Class R shares | 11,391 | 4,251 |
| Class T shares | 10,898 | 32,174 |
| Dividends reinvested: | | |
| Class A shares | 1,669,582 | 1,089,841 |
| Class B shares | 44,392 | 11,525 |
| Class C shares | 50,331 | 4,006 |
| Class R shares | 1,093 | 67 |
| Class T shares | 1,260 | 1,932 |
| Cost of shares redeemed: | | |
| Class A shares | (4,577,380) | (4,929,564) |
| Class B shares | (62,302) | (54,281) |
| Class C shares | (101,649) | (1,945) |
| Class R shares | (1,594) | – |
| Class T shares | (33,042) | (4,729) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(768,569)** | **(731,002)** |
| **Total Increase (Decrease) in Net Assets** | **(1,841,323)** | **1,278,320** |
| **Net Assets ($):** | | |
| Beginning of Period | 17,332,103 | 16,053,783 |
| **End of Period** | **15,490,780** | **17,332,103** |
| Undistributed investment income–net | 4,861 | 912 |

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 125,646 | 189,929 |
| Shares issued for dividends reinvested | 129,325 | 81,027 |
| Shares redeemed | (337,664) | (368,632) |
| **Net Increase (Decrease) in Shares Outstanding** | **(82,693)** | **(97,676)** |
| **Class B**[a] | | |
| Shares sold | 23,227 | 19,013 |
| Shares issued for dividends reinvested | 3,482 | 860 |
| Shares redeemed | (4,706) | (4,031) |
| **Net Increase (Decrease) in Shares Outstanding** | **22,003** | **15,842** |
| **Class C** | | |
| Shares sold | 13,663 | 22,906 |
| Shares issued for dividends reinvested | 3,957 | 299 |
| Shares redeemed | (7,800) | (154) |
| **Net Increase (Decrease) in Shares Outstanding** | **9,820** | **23,051** |
| **Class R** | | |
| Shares sold | 857 | 325 |
| Shares issued for dividends reinvested | 86 | 5 |
| Shares redeemed | (127) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **816** | **330** |
| **Class T** | | |
| Shares sold | 772 | 2,346 |
| Shares issued for dividends reinvested | 99 | 145 |
| Shares redeemed | (2,350) | (345) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,479)** | **2,146** |

[a] *During the period ended August 31, 2006, 1,707 Class B shares representing $22,546 were automatically converted to 1,684 Class A shares and during the period ended August 31, 2005, there were no shares converted from Class B to Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | | | Year Ended August 31, | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2006 | 2005 | 2004[a] | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.22 | 12.58 | 10.91 | 8.90 | 11.77 |
| Investment Operations: | | | | | |
| Investment (loss)–net[b] | (.01) | (.04) | (.04) | (.03) | (.08) |
| Net realized and unrealized gain (loss) on investments | .66 | 2.59 | 1.71 | 2.04 | (2.73) |
| Total from Investment Operations | .65 | 2.55 | 1.67 | 2.01 | (2.81) |
| Distributions: | | | | | |
| Dividends from investment income–net | – | – | – | – | (.01) |
| Dividends from net realized gain on investments | (1.59) | (.91) | – | – | (.05) |
| Total Distributions | (1.59) | (.91) | – | – | (.06) |
| Net asset value, end of period | 13.28 | 14.22 | 12.58 | 10.91 | 8.90 |
| **Total Return (%)** | 4.87[c] | 20.67[c] | 15.20[c] | 22.70 | (24.00) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.81 | 1.85 | 1.86 | 2.35 | 3.31 |
| Ratio of net expenses to average net assets | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 |
| Ratio of net investment (loss) to average net assets | (.07) | (.29) | (.31) | (.33) | (.74) |
| Portfolio Turnover Rate | 162.03 | 122.57 | 154.39 | 159.07 | 146.66 |
| Net Assets, end of period ($ x 1,000) | 14,418 | 16,613 | 15,932 | 9,418 | 6,432 |

[a]  The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.

[b]  Based on average shares outstanding at each month end.

[c]  Exclusive of sales charge.

See notes to financial statements.

| Class B Shares | Year Ended August 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.10 | 12.58 | 13.43 |
| Investment Operations: | | | |
| Investment (loss)–net[b] | (.10) | (.15) | (.02) |
| Net realized and unrealized<br>  gain (loss) on investments | .64 | 2.58 | (.83) |
| Total from Investment Operations | .54 | 2.43 | (.85) |
| Distributions: | | | |
| Dividends from net realized<br>  gain on investments | (1.59) | (.91) | – |
| Net asset value, end of period | 13.05 | 14.10 | 12.58 |
| **Total Return (%)[c]** | 4.07 | 19.67 | (6.33)[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 2.65 | 2.72 | .62[d] |
| Ratio of net expenses to average net assets | 2.25 | 2.34 | .39[d] |
| Ratio of net investment (loss)<br>  to average net assets | (.77) | (1.14) | (.17)[d] |
| Portfolio Turnover Rate | 162.03 | 122.57 | 154.39 |
| Net Assets, end of period ($ x 1,000) | 606 | 345 | 108 |

[a] *The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

*See notes to financial statements.*

| | Year Ended August 31, | | |
|---|---|---|---|
| **Class C Shares** | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.07 | 12.56 | 13.43 |
| Investment Operations: | | | |
| Investment (loss)–net[b] | (.11) | (.15) | (.02) |
| Net realized and unrealized gain (loss) on investments | .65 | 2.57 | (.85) |
| Total from Investment Operations | .54 | 2.42 | (.87) |
| Distributions: | | | |
| Dividends from net realized gain on investments | (1.59) | (.91) | – |
| Net asset value, end of period | 13.02 | 14.07 | 12.56 |
| **Total Return (%)[c]** | 4.08 | 19.63 | (6.48)[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 2.71 | 2.76 | .59[d] |
| Ratio of net expenses to average net assets | 2.25 | 2.35 | .39[d] |
| Ratio of net investment (loss) to average net assets | (.79) | (1.15) | (.18)[d] |
| Portfolio Turnover Rate | 162.03 | 122.57 | 154.39 |
| Net Assets, end of period ($ x 1,000) | 440 | 338 | 12 |

[a]  *The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| | Year Ended August 31, | | |
|---|---|---|---|
| **Class R Shares** | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.01 | 12.59 | 13.43 |
| Investment Operations: | | | |
| Investment income (loss)–net[b] | .03 | (.25) | (.00)[c] |
| Net realized and unrealized gain (loss) on investments | .61 | 2.58 | (.84) |
| Total from Investment Operations | .64 | 2.33 | (.84) |
| Distributions: | | | |
| Dividends from net realized gain on investments | (1.59) | (.91) | – |
| Net asset value, end of period | 13.06 | 14.01 | 12.59 |
| **Total Return (%)** | 4.92 | 18.84 | (6.26)[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 2.20 | 3.47 | .34[d] |
| Ratio of net expenses to average net assets | 1.25 | 3.04 | .21[d] |
| Ratio of net investment income (loss) to average net assets | .24 | (1.83) | (.03)[d] |
| Portfolio Turnover Rate | 162.03 | 122.57 | 154.39 |
| Net Assets, end of period ($ x 1,000) | 16 | 6 | 1 |

[a]  *The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Amount represents less than $.01 per share.*
[d]  *Not annualized.*
*See notes to financial statements.*

| | Year Ended August 31, | | |
|---|---|---|---|
| **Class T Shares** | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.07 | 12.58 | 13.43 |
| Investment Operations: | | | |
| Investment (loss)–net[b] | (.07) | (.10) | (.01) |
| Net realized and unrealized gain (loss) on investments | .70 | 2.50 | (.84) |
| Total from Investment Operations | .63 | 2.40 | (.85) |
| Distributions: | | | |
| Dividends from net realized gain on investments | (1.59) | (.91) | – |
| Net asset value, end of period | 13.11 | 14.07 | 12.58 |
| **Total Return (%)[c]** | 4.81 | 19.45 | (6.33)[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 2.63 | 2.35 | .43[d] |
| Ratio of net expenses to average net assets | 1.75 | 1.96 | .30[d] |
| Ratio of net investment (loss) to average net assets | (.50) | (.73) | (.12)[d] |
| Portfolio Turnover Rate | 162.03 | 122.57 | 154.39 |
| Net Assets, end of period ($ x 1,000) | 10 | 31 | 1 |

[a]  *The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Exclusive of sales charge.*

[d]  *Not annualized.*

*See notes to financial statements.*

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is to exceed the performance of the Russell Midcap Value Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Boston Company Asset Management, LLC ("TBCAM"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006 the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the

Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

As of August 31, 2006, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 89 shares of Class B, Class C, Class R and Class T, respectively.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $452,575, undistributed capital gain $1,088,039 and unrealized appreciation $346,406.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 were as follows: ordinary income $1,187,974 and $1,022,040 and long-term capital gains $697,340 and $127,897, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $22,092, decreased accumulated net realized gain (loss) on investments by $21,830 and decreased paid-in capital by $262. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2006, the fund did not borrow under the line of credit.

### NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Management Agreement ("Agreement") with Dreyfus, the Management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken, from September 1, 2005 through August 31, 2007, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Agreement, or Dreyfus will bear, such excess expenses. The reduction in management fee, pursuant to the undertaking, amounted to $53,028 during the period ended August 31, 2006.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and TBCAM, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

| Average Net Assets | |
|---|---|
| 0 to $100 million . . . . . . . . . . . . . . . . . . | .25% |
| $100 million to $1 billion . . . . . . . . . . . . | .20% |
| $1 billion to $1.5 billion . . . . . . . . . . . . . | .16% |
| $1.5 billion or more . . . . . . . . . . . . . . . . | .10% |

During the period ended August 31, 2006, the Distributor retained $2,501 and $5 from commissions earned on sales of the fund's Class A and Class T shares, respectively, $719 and $221 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $3,661, $3,267 and $42, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, Class A, Class B, Class C and Class T shares were charged $39,439, $1,220, $1,089 and $42, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $11,785 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $12,352 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $9,790, Rule 12b-1 distribution plan fees $652, shareholder services plan fees $3,260, custodian fees $1,932, chief compliance officer fees $1,895 and transfer agency per account fees $1,577, which are offset against an expense reimbursement currently in effect in the amount of $6,234.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $26,610,754 and $29,255,020, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $14,810,011; accordingly, accumulated net unrealized appreciation on investments was $346,406, consisting of $1,135,745 gross unrealized appreciation and $789,339 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Midcap Value Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Midcap Value Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Midcap Value Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
October 12, 2006

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the Fund hereby designates $.5870 per share as a long-term capital gain distribution of the $1.5870 per share paid on December 21, 2005. Also the Fund hereby designates 11.12% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,697 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement (together, the "Agreements") with The Boston Company Asset Management, LLC (the "Sub-Adviser"), for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Agreements, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Agreements with senior management personnel of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Agreements. In determining to continue the Agreements, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of services provided to the fund by the Manager pursuant to the Management Agreement, and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and Sub-Adviser's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's total return equaled or exceeded the average and median total return of the performance group and the performance universe for the one- and three-year periods ended January 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee was in the first quintile of its expense group and expense universe while the fund's actual total expense ratio was in the fourth quintile of the expense group and expense universe.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's and Sub-Adviser's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's or Sub-Adviser's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or Sub-Adviser, as applicable, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit, and the dollar amount of expenses allocated and profit received by the Sub-Adviser. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with sharehold-

ers through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and reviewed the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Agreements. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and the Sub-Adviser are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fees paid by the fund to the Manager were reasonable in light of comparative performance and expense and advisory fee information, costs of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the advisory fee rates charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreements was in the best interests of the fund and its shareholders.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

——————————

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

——————————

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

**Gloria Messinger (76)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers,
  Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

———————————

**Anne Wexler (76)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

**40**

# For More Information

**Dreyfus Premier
Midcap Value Fund**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

The Boston Company Asset
Management, LLC
One Boston Place
Boston, MA 02108

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange
Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The
fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be
reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on
the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote
proxies relating to portfolio securities, and information regarding how the fund voted these
proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com
and on the SEC's website at http://www.sec.gov. The description of the policies and
procedures is also available without charge, upon request, by calling 1-800-645-6561.



0017AR0806

# Dreyfus Premier Small Company Growth Fund

**ANNUAL REPORT** August 31, 2006



**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

THE FUND

FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Small Company Growth Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Randy Watts, Portfolio Manager

### How did Dreyfus Premier Small Company Growth Fund perform relative to its benchmark?

During the 12-month period ended August 31, 2006, the fund produced total returns of 6.50% for Class A shares, 5.78% for Class B shares, 5.78% for Class C shares, 6.80% for Class R shares and 6.43% for Class T shares.[1] In comparison, the Russell 2000 Growth Index, the fund's benchmark, produced a 6.00% total return for the same period.[2]

A growing U.S. economy and generally strong business conditions helped small-cap growth stocks post relatively solid gains for the reporting period overall. The fund produced returns in line with its benchmark, primarily due to the success of our security selection strategy across a broad array of industry groups.

### What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of small companies. The fund invests in growth companies that the manager believes have solid market positions, visionary leadership and reasonable financial strength. The fund may also invest up to 35% of its assets in foreign companies.

The fund's strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each industry sector of the Russell 2000 Growth Index is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the index as a whole. A balance is determined for the fund, giving greater relative weight to sectors that are expected to outperform the overall market.

The fund typically sells a stock when the portfolio manager believes there is a more attractive alternative, the stock's valuation is excessive or there are deteriorating fundamentals, such as the loss of competitive advantage, a failure in management execution or deteriorating capital structure. The fund also may sell stocks when the manager's valuation of a sector has changed.

### What other factors influenced the fund's performance?

Over the first half of the reporting period, and as they had for several years, a robust economic environment and low inflation helped small-cap stocks post generally higher returns than their large-cap counterparts. However, market conditions appeared to change during the second half of the reporting period as economic growth moderated and inflationary pressures seemed to intensify. As a result, investors began to favor larger stocks over smaller ones.

Despite this shift in investor sentiment, the fund's holdings continued to produce relatively attractive returns. We had positioned the fund for the changing economy by avoiding companies that we believed would be hurt by the impact of rising interest rates and higher energy prices on consumer spending. In addition, we focused more intently on valuations in an effort to avoid overpaying for growth. These strategies helped protect the fund from the full brunt of market volatility during the spring and fall of 2006.

The fund achieved particularly strong results in the energy sector, where energy services companies W-H Energy Services and Dril-Quip benefited from resurgent oil and gas prices. However, the fund's top individual performers represented a relatively wide variety of industry groups. For example, in the industrials area, Huron Consulting Group gained value as demand for its business services increased from Fortune 1000 companies seeking help in complying with U.S. regulators' complex financial reporting requirements. Similar forces helped support the growth of technology company FileNet, which provides electronic content management services to corporations. FileNet received a buy-out offer during the reporting period from International Business Machines, boosting its value. The trend toward outsourcing also helped drive gains for drug development services provider Covance, which conducts drug research for large pharmaceutical companies, and Corrections Corp. of America, which operates prisons for various states and municipalities.

On the other hand, some of the fund's more disappointing positions for the reporting period included apparel retailer Jos. A. Bank Clothiers, which suffered as consumer spending moderated. Among media companies, traditional publishers such as Playboy Enterprises were hurt by higher printing costs and competition for advertising dollars from online competitors. In fact, any weakness resulting from the fund's traditional media holdings was more than offset by better performance from its positions in businesses, such as 24/7 Real Media, ValueClick and Lin TV, that help companies advertise on the Internet.

September 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.* **A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.**

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. Total returns are calculated on a month-end basis.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Small Company Growth Fund Class A shares, Class B shares, Class C shares, Class R shares and Class T shares and the Russell 2000 Growth Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.*

*The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class R and Class T shares of Dreyfus Premier Small Company Growth Fund on 6/28/02 (inception date) to a $10,000 investment made in the Russell 2000 Growth Index (the "Index") on that date. For comparative purposes, the value of the Index on 6/30/02 is used as the beginning value on 6/28/02. All dividends and capital gain distributions are reinvested.*

*The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares, the applicable contingent deferred sales charge on Class B shares and all other applicable fees and expenses on all classes. The Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (5.75%)* | **6/28/02** | **0.39%** | **9.63%** |
| *without sales charge* | **6/28/02** | **6.50%** | **11.19%** |
| **Class B shares** | | | |
| *with applicable redemption charge †* | **6/28/02** | **1.78%** | **10.07%** |
| *without redemption* | **6/28/02** | **5.78%** | **10.42%** |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | **6/28/02** | **4.78%** | **10.42%** |
| *without redemption* | **6/28/02** | **5.78%** | **10.42%** |
| **Class R shares** | **6/28/02** | **6.80%** | **11.61%** |
| **Class T shares** | | | |
| *with applicable sales charge (4.5%)* | **6/28/02** | **1.66%** | **9.79%** |
| *without sales charge* | **6/28/02** | **6.43%** | **11.01%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Company Growth Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 8.26 | $ 11.99 | $ 11.99 | $ 6.96 | $ 9.52 |
| Ending value (after expenses) | $985.20 | $982.60 | $982.60 | $986.90 | $988.70 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 8.39 | $ 12.18 | $ 12.18 | $ 7.07 | $ 9.65 |
| Ending value (after expenses) | $1,016.89 | $1,013.11 | $1,013.11 | $1,018.20 | $1,015.63 |

† *Expenses are equal to the fund's annualized expense ratio of 1.65% for Class A, 2.40% for Class B, 2.40% for Class C, 1.39% for Class R and 1.90% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

August 31, 2006

| Common Stocks−99.2% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary−10.9%** | | |
| bebe Stores | 1,800 | 40,104 |
| Bright Horizons Family Solutions | 2,340 [a] | 93,366 |
| California Pizza Kitchen | 2,380 [a] | 67,973 |
| Casual Male Retail Group | 4,270 [a] | 48,037 |
| Hibbett Sporting Goods | 2,630 [a] | 64,514 |
| LIN TV, Cl. A | 3,910 [a] | 28,543 |
| Lions Gate Entertainment | 9,470 [a] | 87,219 |
| Penn National Gaming | 1,820 [a] | 60,278 |
| Red Robin Gourmet Burgers | 1,144 [a] | 48,288 |
| Ruth's Chris Steak House | 4,200 | 83,496 |
| Steiner Leisure | 2,060 [a] | 79,269 |
| Texas Roadhouse, Cl. A | 4,300 [a] | 51,944 |
| Tractor Supply | 880 [a] | 37,470 |
| Tween Brands | 1,010 [a] | 34,401 |
| VistaPrint | 1,620 | 39,739 |
| | | **864,641** |
| **Consumer Staples−4.6%** | | |
| Boston Beer, Cl. A | 1,490 [a] | 47,859 |
| Hain Celestial Group | 1,640 [a] | 38,622 |
| Herbalife | 2,570 [a] | 83,962 |
| Inter Parfums | 3,740 | 60,700 |
| Rite Aid | 14,780 [a,b] | 64,145 |
| Ruddick | 400 | 10,316 |
| USANA Health Sciences | 1,410 [a,b] | 63,111 |
| | | **368,715** |
| **Energy−7.2%** | | |
| Arena Resources | 1,560 [a] | 60,216 |
| Complete Production Services | 1,760 | 39,072 |
| Dril-Quip | 500 [a] | 38,395 |
| Foundation Coal Holdings | 950 | 34,124 |
| GeoMet | 2,890 | 31,068 |
| Global Industries | 2,260 [a] | 40,499 |
| Hanover Compressor | 3,180 [a] | 59,848 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Energy (continued)** | | |
| Lufkin Industries | 640 | 40,320 |
| Oil States International | 2,490 a | 79,580 |
| Penn Virginia | 1,130 | 80,219 |
| W-H Energy Services | 1,460 a | 73,686 |
| | | **577,027** |
| **Exchange Traded Funds−2.3%** | | |
| iShares Russell 2000 Growth Index Fund | 2,530 b | **182,286** |
| **Financial−7.4%** | | |
| Arch Capital Group | 810 a | 48,276 |
| Berkshire Hills Bancorp | 600 | 22,392 |
| CapitalSource | 2,400 | 58,320 |
| Capitol Bancorp | 940 | 39,640 |
| Colonial BancGroup | 2,320 | 56,817 |
| Cullen/Frost Bankers | 370 | 21,815 |
| Dollar Financial | 1,990 a | 37,989 |
| Financial Institutions | 900 | 22,482 |
| First Cash Financial Services | 1,290 a | 26,871 |
| First Marblehead | 790 b | 41,475 |
| First Midwest Bancorp/IL | 1,640 | 61,254 |
| Montpelier Re Holdings | 2,440 | 44,042 |
| Nara Bancorp | 1,300 | 24,050 |
| Portfolio Recovery Associates | 1,860 a | 73,879 |
| Umpqua Holdings | 200 | 5,474 |
| | | **584,776** |
| **Health Care−22.0%** | | |
| Adams Respiratory Therapeutics | 880 | 35,904 |
| Alkermes | 2,300 a | 37,605 |
| Applera−Celera Genomics Group | 2,390 a | 33,269 |
| Array BioPharma | 3,080 a | 26,118 |
| ArthroCare | 1,400 a | 63,854 |
| Community Health Systems | 1,450 a | 56,202 |
| Conor Medsystems | 1,400 a | 37,800 |
| Covance | 1,190 a | 74,815 |
| Cytyc | 2,530 a | 60,442 |
| DJO | 1,080 a | 41,656 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Eclipsys | 1,700 a | 29,070 |
| Emdeon | 6,170 a | 73,114 |
| Enzon Pharmaceuticals | 4,730 a | 38,691 |
| Fisher Scientific International | 1,210 a | 94,658 |
| FoxHollow Technologies | 1,750 a | 54,827 |
| Haemonetics/Mass | 1,270 a | 59,157 |
| Integra LifeSciences Holdings | 1,510 a | 58,075 |
| InterMune | 3,530 a,b | 60,857 |
| Medarex | 3,090 a | 33,187 |
| Merit Medical Systems | 2,930 a | 41,079 |
| Natus Medical | 4,370 a | 57,160 |
| Nektar Therapeutics | 3,850 a,b | 67,452 |
| PDL BioPharma | 1,360 a,b | 26,792 |
| Pediatrix Medical Group | 880 a | 40,304 |
| PerkinElmer | 3,060 | 56,396 |
| Respironics | 3,850 a | 142,103 |
| Rigel Pharmaceuticals | 3,370 a | 33,430 |
| Symbion | 300 a | 6,936 |
| Thoratec | 2,680 a | 39,289 |
| Triad Hospitals | 820 a | 36,129 |
| VCA Antech | 1,880 a | 66,590 |
| Vertex Pharmaceuticals | 860 a | 29,627 |
| VIASYS Healthcare | 2,960 a | 78,499 |
| WellCare Health Plans | 720 a | 40,378 |
| ZymoGenetics | 810 a | 15,665 |
| | | **1,747,130** |
| **Industrial−19.3%** | | |
| Alaska Air Group | 2,110 a | 79,906 |
| Bucyrus International, Cl. A | 940 | 48,532 |
| Central Parking | 2,450 | 40,768 |
| CIRCOR International | 1,420 | 40,740 |
| Copart | 1,520 a | 42,666 |
| FTI Consulting | 1,800 a | 40,212 |
| Global Cash Access | 3,360 | 51,845 |
| Hub Group, Cl. A | 4,700 a | 109,510 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Huron Consulting Group | 1,100 a | 41,536 |
| Interline Brands | 2,580 a | 64,603 |
| Landstar System | 1,940 | 82,838 |
| MSC Industrial Direct, Cl. A | 1,350 | 53,136 |
| Mueller Water Products, Cl. A | 2,600 | 44,200 |
| Navigant Consulting | 2,850 a | 56,116 |
| Pacer International | 3,030 | 83,416 |
| Quanta Services | 5,330 a | 94,501 |
| Robbins & Myers | 2,800 | 80,640 |
| School Specialty | 1,990 a | 71,103 |
| Stericycle | 480 a | 32,011 |
| Team | 1,550 a | 37,231 |
| UAP Holding | 3,050 | 63,531 |
| Wabtec | 2,000 | 56,420 |
| Washington Group International | 2,260 | 133,815 |
| West | 1,870 a | 90,097 |
| | | **1,539,373** |
| **Information Technology—21.5%** | | |
| 24/7 Real Media | 12,620 a | 114,590 |
| AMIS Holdings | 8,680 a | 79,075 |
| Ariba | 4,781 a | 39,587 |
| Arris Group | 4,910 a | 56,269 |
| Art Technology Group | 21,930 a | 60,088 |
| BEA Systems | 2,920 a | 40,092 |
| Brocade Communications Systems | 9,310 a | 57,722 |
| Cirrus Logic | 4,120 a | 30,158 |
| Cymer | 1,340 a | 55,141 |
| DSP Group | 1,650 a | 40,375 |
| Exar | 3,010 a | 42,080 |
| Forrester Research | 1,640 a | 48,413 |
| Informatica | 3,100 a | 45,384 |
| Knot | 3,400 a | 59,228 |
| ManTech International, Cl. A | 2,020 a | 61,489 |
| Micrel | 3,750 a | 37,575 |
| NIC | 6,400 a | 33,472 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Information Technology (continued)** | | | |
| Online Resources | 3,680 | a | 39,118 |
| Palm | 3,640 | a | 52,998 |
| Polycom | 3,080 | a | 73,273 |
| Progress Software | 1,000 | a | 25,320 |
| Rackable Systems | 810 | a | 22,486 |
| Radyne | 4,740 | a | 57,923 |
| Rudolph Technologies | 3,610 | a | 64,619 |
| SMART Modular Technologies | 3,800 | a | 37,620 |
| Supertex | 1,750 | a | 61,897 |
| Tektronix | 1,850 | | 52,429 |
| Tessera Technologies | 1,220 | a | 40,138 |
| THQ | 2,200 | a | 56,760 |
| Ultimate Software Group | 1,890 | a | 42,714 |
| ValueClick | 2,610 | a | 46,066 |
| VeriSign | 2,480 | a | 50,195 |
| Wright Express | 3,220 | a | 86,618 |
| | | | **1,710,912** |
| **Materials—3.2%** | | | |
| Hecla Mining | 7,770 | a,b | 50,583 |
| IAMGOLD | 4,800 | | 52,704 |
| Kinross Gold | 6,030 | a | 84,541 |
| Pan American Silver | 2,020 | a | 45,814 |
| Stillwater Mining | 2,240 | a | 21,123 |
| | | | **254,765** |
| **Utilities—.8%** | | | |
| ITC Holdings | 1,860 | | **63,370** |
| **Total Common Stocks** | | | |
| (cost $7,294,688) | | | **7,892,995** |

| Other Investment—.6% | | | |
|---|---|---|---|
| **Registered Investment Company;** | | | |
| Dreyfus Institutional Preferred | | | |
| Plus Money Market Fund | | | |
| (cost $51,000) | 51,000 | c | **51,000** |

| Investment of Cash Collateral for Securities Loaned—7.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $574,430) | 574,430 ᶜ | **574,430** |
| **Total Investments** (cost $7,920,118) | **107.0%** | **8,518,425** |
| **Liabilities, Less Cash and Receivables** | **(7.0%)** | **(558,018)** |
| **Net Assets** | **100.0%** | **7,960,407** |

ᵃ  *Non-income producing security.*
ᵇ  *All or a portion of these securities are on loan. At August 31, 2006 the total market value of the fund's securities on loan is $546,523 and the total market value of the collateral held by the fund is $580,316 consisting of cash collateral of $574,430 and U.S. Government and agency securities valued at $5,886.*
ᶜ  *Investment in affiliated money market mutual fund.*

## Portfolio Summary†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Health Care | 22.0 | Energy | 7.2 |
| Information Technology | 21.5 | Consumer Staples | 4.6 |
| Industrial | 19.3 | Materials | 3.2 |
| Consumer Discretionary | 10.9 | Exchange Traded Funds | 2.3 |
| Money Market Investments | 7.8 | Utilities | .8 |
| Financial | 7.4 | | **107.0** |

†  *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments (including securities on loan, valued at $546,523)—Note 1(b): | | |
|     Unaffiliated issuers | 7,294,688 | 7,892,995 |
|     Affiliated issuers | 625,430 | 625,430 |
| Cash | | 28,084 |
| Receivable for investment securities sold | | 108,476 |
| Receivable for shares of Common Stock subscribed | | 42,504 |
| Dividends and interest receivable | | 2,723 |
| Prepaid expenses | | 30,418 |
| | | **8,730,630** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(c) | | 16,819 |
| Liability for securities on loan—Note 1(b) | | 574,430 |
| Payable for shares of Common Stock redeemed | | 72,001 |
| Payable for investment securities purchased | | 68,065 |
| Accrued expenses | | 38,908 |
| | | **770,223** |
| **Net Assets ($)** | | **7,960,407** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 6,960,274 |
| Accumulated net realized gain (loss) on investments | | 401,826 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 598,307 |
| **Net Assets ($)** | | **7,960,407** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---:|---:|---:|---:|---:|
| Net Assets ($) | 6,265,456 | 583,473 | 884,631 | 152,775 | 74,072 |
| Shares Outstanding | 336,898 | 32,334 | 49,022 | 8,077 | 4,011 |
| **Net Asset Value Per Share ($)** | **18.60** | **18.05** | **18.05** | **18.91** | **18.47** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2006

**Investment Income ($):**

**Income:**

| | |
|---|---|
| Cash dividends (net of $13 foreign taxes withheld at source): | |
| Unaffiliated issuers | 27,206 |
| Affiliated issuers | 4,262 |
| Income on securities lending | 7,263 |
| Interest | 4,661 |
| **Total Income** | **43,392** |
| **Expenses:** | |
| Management fee—Note 3(a) | 55,709 |
| Registration fees | 56,062 |
| Professional fees | 36,229 |
| Custodian fees—Note 3(c) | 25,798 |
| Shareholder servicing costs—Note 3(c) | 24,071 |
| Prospectus and shareholders' reports | 11,186 |
| Distribution fees—Note 3(b) | 8,981 |
| Directors' fees and expenses—Note 3(d) | 484 |
| Interest expense—Note 2 | 69 |
| Miscellaneous | 7,913 |
| **Total Expenses** | **226,502** |
| Less—expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a) | (115,447) |
| Less—reduction in custody fees due to earning credits—Note 1(b) | (323) |
| **Net Expenses** | **110,732** |
| **Investment (Loss)—Net** | **(67,340)** |

**Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):**

| | |
|---|---|
| Net realized gain (loss) on investments | 542,335 |
| Net unrealized appreciation (depreciation) on investments | (158,776) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **383,559** |
| **Net Increase in Net Assets Resulting from Operations** | **316,219** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended August 31, | |
|  | 2006 | 2005 |
|---|---|---|
| **Operations ($):** | | |
| Investment (loss)–net | (67,340) | (51,358) |
| Net realized gain (loss) on investments | 542,335 | 240,291 |
| Net unrealized appreciation (depreciation) on investments | (158,776) | 631,112 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **316,219** | **820,045** |
| **Dividends to Shareholders from ($):** | | |
| From net realized gain on investments: | | |
| Class A shares | (181,282) | (4,635) |
| Class B shares | (19,383) | (883) |
| Class C shares | (26,755) | (820) |
| Class R shares | (1,136) | (454) |
| Class T shares | (4,464) | (471) |
| **Total Dividends** | **(233,020)** | **(7,263)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 4,825,862 | 2,591,594 |
| Class B shares | 271,478 | 243,661 |
| Class C shares | 675,707 | 202,970 |
| Class R shares | 153,567 | 6,419 |
| Class T shares | 40,268 | 83,464 |
| Dividends reinvested: | | |
| Class A shares | 175,502 | 4,538 |
| Class B shares | 15,655 | 774 |
| Class C shares | 13,495 | 712 |
| Class R shares | 1,136 | 454 |
| Class T shares | 722 | 452 |
| Cost of shares redeemed: | | |
| Class A shares | (1,891,903) | (1,749,292) |
| Class B shares | (98,812) | (393,621) |
| Class C shares | (197,707) | (285,710) |
| Class R shares | (13,390) | (274,296) |
| Class T shares | (54,987) | (275,390) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **3,916,593** | **156,729** |
| **Total Increase (Decrease) in Net Assets** | **3,999,792** | **969,511** |
| **Net Assets ($):** | | |
| Beginning of Period | 3,960,615 | 2,991,104 |
| **End of Period** | **7,960,407** | **3,960,615** |
| Undistributed investment income–net | – | 625 |

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 259,581 | 155,807 |
| Shares issued for dividends reinvested | 9,865 | 271 |
| Shares redeemed | (102,085) | (105,038) |
| **Net Increase (Decrease) in Shares Outstanding** | **167,361** | **51,040** |
| **Class B[a]** | | |
| Shares sold | 14,857 | 15,035 |
| Shares issued for dividends reinvested | 902 | 47 |
| Shares redeemed | (5,227) | (24,005) |
| **Net Increase (Decrease) in Shares Outstanding** | **10,532** | **(8,923)** |
| **Class C** | | |
| Shares sold | 37,797 | 12,303 |
| Shares issued for dividends reinvested | 777 | 43 |
| Shares redeemed | (11,100) | (17,243) |
| **Net Increase (Decrease) in Shares Outstanding** | **27,474** | **(4,897)** |
| **Class R** | | |
| Shares sold | 8,138 | 383 |
| Shares issued for dividends reinvested | 63 | 27 |
| Shares redeemed | (714) | (16,026) |
| **Net Increase (Decrease) in Shares Outstanding** | **7,487** | **(15,616)** |
| **Class T** | | |
| Shares sold | 2,208 | 4,985 |
| Shares issued for dividends reinvested | 41 | 27 |
| Shares redeemed | (2,907) | (16,343) |
| **Net Increase (Decrease) in Shares Outstanding** | **(658)** | **(11,331)** |

[a] *During the period ended August 31, 2006, 3,040 Class B shares representing $57,469, were automatically converted to 2,956 Class A shares and during the period ended August 31, 2005, 2,172 Class B shares representing $37,417, were automatically converted to 2,130 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | | | Year Ended August 31, | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2006 | 2005 | 2004 | 2003 | 2002[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 18.24 | 14.44 | 13.25 | 10.51 | 12.50 |
| Investment Operations: | | | | | |
| Investment (loss)−net[b] | (.18) | (.17) | (.21) | (.13) | (.02) |
| Net realized and unrealized gain (loss) on investments | 1.33 | 4.00 | 1.40 | 2.87 | (1.97) |
| Total from Investment Operations | 1.15 | 3.83 | 1.19 | 2.74 | (1.99) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (.79) | (.03) | – | – | – |
| Net asset value, end of period | 18.60 | 18.24 | 14.44 | 13.25 | 10.51 |
| **Total Return (%)[c]** | 6.50 | 26.00 | 9.35 | 26.05 | (15.77)[d,e] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 3.48 | 4.45 | 6.60 | 15.80 | 4.47[d] |
| Ratio of net expenses to average net assets | 1.65 | 1.64 | 1.65 | 1.65 | .29[d] |
| Ratio of net investment (loss) to average net assets | (.95) | (1.01) | (1.28) | (1.19) | (.21)[d] |
| Portfolio Turnover Rate | 232.34 | 253.34 | 236.76 | 279.61 | 14.72[d] |
| Net Assets, end of period ($ X 1,000) | 6,265 | 3,092 | 1,711 | 287 | 261 |

[a]  From June 28, 2002 (commencement of operations) to August 31, 2002.
[b]  Based on average shares outstanding at each month end.
[c]  Exclusive of sales charge.
[d]  Not annualized.
[e]  Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.
See notes to financial statements.

| Class B Shares | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 17.84 | 14.23 | 13.15 | 10.50 | 12.50 |
| Investment Operations: | | | | | |
| Investment (loss)—net[b] | (.30) | (.29) | (.30) | (.20) | (.04) |
| Net realized and unrealized  gain (loss) on investments | 1.30 | 3.93 | 1.38 | 2.85 | (1.96) |
| Total from Investment Operations | 1.00 | 3.64 | 1.08 | 2.65 | (2.00) |
| Distributions: | | | | | |
| Dividends from net realized  gain on investments | (.79) | (.03) | – | – | – |
| Net asset value, end of period | 18.05 | 17.84 | 14.23 | 13.15 | 10.50 |
| **Total Return (%)[c]** | 5.78 | 25.06 | 8.59 | 25.33 | (15.93)[d,e] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses  to average net assets | 4.35 | 5.17 | 8.49 | 16.42 | 4.51[d] |
| Ratio of net expenses  to average net assets | 2.40 | 2.40 | 2.40 | 2.40 | .43[d] |
| Ratio of net investment (loss)  to average net assets | (1.69) | (1.82) | (2.07) | (1.91) | (.34)[d] |
| Portfolio Turnover Rate | 232.34 | 253.34 | 236.76 | 279.61 | 14.72[d] |
| Net Assets, end of period ($ X 1,000) | 583 | 389 | 437 | 262 | 172 |

[a] *From June 28, 2002 (commencement of operations) to August 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.*

*See notes to financial statements.*

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2006 | 2005 | 2004 | 2003 | 2002[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 17.84 | 14.23 | 13.15 | 10.50 | 12.50 |
| Investment Operations: | | | | | |
| Investment (loss)–net[b] | (.31) | (.29) | (.30) | (.20) | (.04) |
| Net realized and unrealized gain (loss) on investments | 1.31 | 3.93 | 1.38 | 2.85 | (1.96) |
| Total from Investment Operations | 1.00 | 3.64 | 1.08 | 2.65 | (2.00) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (.79) | (.03) | – | – | – |
| Net asset value, end of period | 18.05 | 17.84 | 14.23 | 13.15 | 10.50 |
| **Total Return (%)[c]** | 5.78 | 25.06 | 8.59 | 25.33 | (15.93)[d,e] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 4.39 | 5.20 | 8.57 | 16.50 | 4.49[d] |
| Ratio of net expenses to average net assets | 2.40 | 2.40 | 2.40 | 2.40 | .43[d] |
| Ratio of net investment (loss) to average net assets | (1.69) | (1.81) | (2.07) | (1.91) | (.34)[d] |
| Portfolio Turnover Rate | 232.34 | 253.34 | 236.76 | 279.61 | 14.72[d] |
| Net Assets, end of period ($ X 1,000) | 885 | 384 | 376 | 238 | 168 |

[a] From June 28, 2002 (commencement of operations) to August 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.

See notes to financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class R Shares** | 2006 | 2005 | 2004 | 2003 | 2002[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 18.48 | 14.56 | 13.31 | 10.52 | 12.50 |
| Investment Operations: | | | | | |
| Investment (loss)–net[b] | (.14) | (.12) | (.14) | (.10) | (.02) |
| Net realized and unrealized gain (loss) on investments | 1.36 | 4.07 | 1.39 | 2.89 | (1.96) |
| Total from Investment Operations | 1.22 | 3.95 | 1.25 | 2.79 | (1.98) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (.79) | (.03) | – | – | – |
| Net asset value, end of period | 18.91 | 18.48 | 14.56 | 13.31 | 10.52 |
| **Total Return (%)** | 6.80 | 26.61 | 9.76 | 26.62 | (15.77)[c,d] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 3.08 | 4.03 | 7.72 | 15.51 | 4.32[c] |
| Ratio of net expenses to average net assets | 1.39 | 1.28 | 1.40 | 1.40 | .25[c] |
| Ratio of net investment (loss) to average net assets | (.72) | (.77) | (1.08) | (.91) | (.16)[c] |
| Portfolio Turnover Rate | 232.34 | 253.34 | 236.76 | 279.61 | 14.72[c] |
| Net Assets, end of period ($ X 1,000) | 153 | 11 | 236 | 213 | 168 |

[a]  *From June 28, 2002 (commencement of operations) to August 31, 2002.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
[d]  *Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.*
*See notes to financial statements.*

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class T Shares** | 2006 | 2005 | 2004 | 2003 | 2002[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 18.13 | 14.40 | 13.23 | 10.51 | 12.50 |
| Investment Operations: | | | | | |
| Investment (loss)–net[b] | (.22) | (.23) | (.22) | (.15) | (.03) |
| Net realized and unrealized gain (loss) on investments | 1.35 | 3.99 | 1.39 | 2.87 | (1.96) |
| Total from Investment Operations | 1.13 | 3.76 | 1.17 | 2.72 | (1.99) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (.79) | (.03) | – | – | – |
| Net asset value, end of period | 18.47 | 18.13 | 14.40 | 13.23 | 10.51 |
| **Total Return (%)[c]** | 6.43 | 25.51 | 9.29 | 25.98 | (15.85)[d,e] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 4.37 | 4.67 | 8.23 | 16.01 | 4.40[d] |
| Ratio of net expenses to average net assets | 1.90 | 1.93 | 1.90 | 1.90 | .34[d] |
| Ratio of net investment (loss) to average net assets | (1.18) | (1.40) | (1.58) | (1.41) | (.25)[d] |
| Portfolio Turnover Rate | 232.34 | 253.34 | 236.76 | 279.61 | 14.72[d] |
| Net Assets, end of period ($ X 1,000) | 74 | 85 | 230 | 212 | 168 |

[a]  *From June 28, 2002 (commencement of operations) to August 31, 2002.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
[e]  *Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Company Growth Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus) serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006 the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the

Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $121,549, accumulated capital gains $341,853 and unrealized appreciation $536,731.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006, and August 31, 2005, were as follows: ordinary income $105,140 and $0 and long-term capital gains $127,880 and $7,263, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $66,715 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding during the period ended August 31, 2006 was approximately $1,400 with a related weighted average annualized interest rate of 5.01%.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from September 1, 2005 through August 31, 2007, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder service plan fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $115,447 during the period ended August 31, 2006.

During the period ended August 31, 2006, the Distributor retained $3,583 and $10 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $2,126 and $757 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $3,810, $4,950 and $221, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, Class A, Class B, Class C and Class T shares were charged $12,186, $1,270, $1,650 and $221, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $3,596 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $25,798 pursuant to the custody agreement.

During the period ended August 31, 2006 the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $8,535, Rule 12b-1 distribution plan fees $895, shareholder services plan fees $1,619, custodian fees $3,413 chief compliance officer fees $1,895 and transfer agency per account fees $462.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $17,679,701 and $13,908,622, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $7,981,694; accordingly, accumulated net unrealized appreciation on investments was $536,731, consisting of $784,796 gross unrealized appreciation and $248,065 gross unrealized depreciation.

### NOTE 5—Subsequent Event:

At a meeting of the Board of Directors of Advantage Funds, Inc., on behalf of the fund, held on September 26, 2006, the Board approved the liquidation of the fund effective on or about November 14, 2006. Accordingly, effective on or about October 4, 2006, no new or subsequent investments in the fund will be permitted. In addition, effective on or about September 27, 2006, the CDSC applicable to redemptions of Class B and Class C shares and certain Class A and Class T shares of the fund will be waived on any redemption of such fund shares.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Small Company Growth Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Small Company Growth Fund (one of the funds comprising Advantage Funds, Inc.), as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Small Company Growth Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

For federal tax purposes, the fund hereby designates $.4330 per share as a long-term capital gain distribution of the $.7890 per share paid on December 7, 2005. Also the fund hereby designates 15.98% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $22,461 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

<u>Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution

channels. The Board members also reviewed the number of share-holder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund's total return exceeded the average and the median total return of the performance group and the performance universe for the one-, two- and three-year periods ended January 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the Manager waived receipt of its management fee for the fund's most recent fiscal year. The Board further noted that, as a result, the fund's actual total operating expense ratio was below the median and average total operating expense ratio of the expense group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations:

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;

• The Board was satisfied with the fund's overall performance;

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

---

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
- Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

---

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

—————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

—————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

Dreyfus Premier
Small Company
Growth Fund
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0771AR0806

# Dreyfus Premier Structured Large Cap Value Fund

**ANNUAL REPORT** August 31, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Structured Large Cap Value Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Oliver Buckley, Portfolio Manager

### How did Dreyfus Premier Structured Large Cap Value Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced total returns of 9.63% for Class A shares, 8.81% for Class B shares, 8.85% for Class C shares, 9.88% for Class R shares and 9.31% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 1000 Value Index (the "Index"), provided a 13.96% total return for the same period.[2]

Although most stocks gained value over the full reporting period, investors increasingly turned to relatively defensive large-cap value stocks in the spring of 2006 as inflationary pressures intensified and economic growth began to slow. We attribute the fund's lagging relative performance to certain of the valuation factors considered by our quantitative security selection process, which proved to be less predictive of performance than momentum factors.

### What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of companies included in the Russell 1000 Value Index at the time of purchase. The fund's stock investments may include common stocks, preferred stocks and convertible securities of U.S. and foreign issuers.

We select stocks using a "bottom-up" structured approach that seeks to identify undervalued securities through a quantitative screening process. This process is driven by a proprietary quantitative model which uses over 40 factors to identify and rank stocks based on:

- *Fundamental momentum,* meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises;
- *Relative value,* such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe;

- *Future value,* such as discounted present value methods;
- *Long-term growth,* based on measures that reflect changes in estimated long-term earnings growth over multiple time periods; and
- *Additional factors,* such as technical factors, trading by company insiders or share issuance/buyback data.

We select what we believe to be the most attractive of the top-ranked securities for the fund. We will generally sell a stock that falls below the median ranking, and we may reinvest the proceeds in a top-ranked security in order to remain fully invested. We attempt to maintain a neutral exposure to sectors relative to the Russell 1000 Value Index. Within each sector, we overweight the most attractive stocks and underweight or avoid the stocks that have been ranked least attractive.

### What other factors influenced the fund's performance?

Although most stocks advanced in a relatively robust economic environment during the reporting period's first half, investors became more selective in the second half when renewed inflation concerns and signs of cooling economic growth emerged. As a result, investors increasingly turned to companies with track records of consistent earnings under a variety of economic conditions, traits which often characterize large-cap value stocks.

The fund participated in the market's strength to a substantial degree. However, the fund's relative performance was undermined by certain aspects of our security selection strategy. Most notably, momentum factors proved to be more effective in identifying investment opportunities than valuation factors during the reporting period. As a result, some of the stocks we identified as attractively valued underperformed the averages, while others that we de-emphasized on valuation concerns fared well.

For example, financial services giant JP Morgan Chase & Co. ranked as one of its sector's top performers for the reporting period, but the stock was too fully valued for our investment criteria. Conversely, regional bank National City Corp.'s relatively attractive valuation and sound business fundamentals qualified it as a fund holding, but the stock failed to keep pace with sector averages. In the energy area, we overweighted attractively valued ConocoPhillips, which declined modestly, and underweighted Chevron, which rose despite a richer valuation. The disparity between momentum and valuation factors also hurt results in the technology sector.

Other market sectors provided better results. In the basic materials area, copper producer Phelps Dodge and steel manufacturer Nucor benefited from rising commodity prices and robust global demand. Diversified media companies News Corp. and The Walt Disney Co. achieved stronger earnings and greater stock gains than their peers. In the health care sector, pharmaceutical giant Merck & Co. rebounded from earlier product safety issues. Among consumer-oriented companies, tobacco producer Reynolds American rallied as litigation concerns eased.

### What is the fund's current strategy?

We have continued to maintain a generally sector-neutral approach, which enables us to focus on our bottom-up security selection strategy in an effort to find strong businesses selling at discounts to their peers. Although some aspects of our quantitative approach may periodically fall out of favor, we remain confident in the effectiveness of our disciplined process over the long term.

September 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Structured Large Cap Value Fund Class A shares, Class B shares, Class C shares, Class R shares and Class T shares and the Russell 1000 Value Index

† *Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class R and Class T shares of Dreyfus Premier Structured Large Cap Value Fund on 12/31/03 (inception date) to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares, the applicable contingent deferred sales charge on Class B shares and all other applicable fees and expenses on all classes. The Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (5.75%)* | **12/31/03** | **3.32%** | **9.24%** |
| *without sales charge* | **12/31/03** | **9.63%** | **11.68%** |
| **Class B shares** | | | |
| *with applicable redemption charge †* | **12/31/03** | **4.81%** | **9.89%** |
| *without redemption* | **12/31/03** | **8.81%** | **10.84%** |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | **12/31/03** | **7.85%** | **10.84%** |
| *without redemption* | **12/31/03** | **8.85%** | **10.84%** |
| **Class R shares** | **12/31/03** | **9.88%** | **11.96%** |
| **Class T shares** | | | |
| *with applicable sales charge (4.5%)* | **12/31/03** | **4.40%** | **9.47%** |
| *without sales charge* | **12/31/03** | **9.31%** | **11.38%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Structured Large Cap Value Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.71 | $ 11.55 | $ 11.55 | $ 6.43 | $ 8.99 |
| Ending value (after expenses) | $1,040.10 | $1,036.20 | $1,036.20 | $1,041.40 | $1,038.10 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.63 | $ 11.42 | $ 11.42 | $ 6.36 | $ 8.89 |
| Ending value (after expenses) | $1,017.64 | $1,013.86 | $1,013.86 | $1,018.90 | $1,016.38 |

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

August 31, 2006

| Common Stocks—98.7% | Shares | Value ($) |
|---|---|---|
| **Banking—11.1%** | | |
| Comerica | 300 | 17,175 |
| Countrywide Financial | 1,200 | 40,560 |
| Huntington Bancshares/OH | 400 | 9,568 |
| KeyCorp | 1,400 | 51,506 |
| MGIC Investment | 400 | 23,148 |
| National City | 1,800 | 62,244 |
| SunTrust Banks | 700 | 53,480 |
| Wachovia | 300 | 16,389 |
| Washington Mutual | 1,300 | 54,457 |
| | | **328,527** |
| **Commercial & Professional Services—3.5%** | | |
| AmerisourceBergen | 1,000 | 44,160 |
| Arrow Electronics | 300 [a] | 8,370 |
| Ingram Micro, Cl. A | 1,100 [a] | 19,800 |
| Manpower | 500 | 29,555 |
| | | **101,885** |
| **Communications—4.7%** | | |
| AT & T | 3,100 | 96,503 |
| Verizon Communications | 1,200 | 42,216 |
| | | **138,719** |
| **Consumer Durables—1.2%** | | |
| Black & Decker | 300 | 22,092 |
| Mattel | 700 | 13,188 |
| | | **35,280** |
| **Consumer Non-Durables—5.8%** | | |
| Anheuser-Busch Cos. | 200 | 9,876 |
| Coca-Cola | 200 | 8,962 |
| Colgate-Palmolive | 300 | 17,958 |
| General Mills | 900 | 48,807 |
| McCormick & Co. | 300 | 10,926 |
| Pepsi Bottling Group | 1,000 | 35,010 |
| Reynolds American | 600 | 39,042 |
| | | **170,581** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Services–4.0%** | | |
| News, Cl. A | 2,600 | 49,478 |
| Walt Disney | 2,300 | 68,195 |
| | | **117,673** |
| **Electronic Technology–2.8%** | | |
| Northrop Grumman | 900 | 60,129 |
| Raytheon | 500 | 23,605 |
| | | **83,734** |
| **Energy Minerals–13.0%** | | |
| Chevron | 300 | 19,320 |
| ConocoPhillips | 1,500 | 95,145 |
| Exxon Mobil | 3,600 | 243,612 |
| Unit | 500 [a] | 26,355 |
| | | **384,432** |
| **Financial–24.5%** | | |
| AMBAC Financial Group | 400 | 34,636 |
| Bank of America | 3,400 | 174,998 |
| CBL & Associates Properties | 300 | 12,222 |
| Chubb | 200 | 10,032 |
| Cincinnati Financial | 540 | 25,196 |
| CIT Group | 600 | 27,036 |
| Citigroup | 1,700 | 83,895 |
| Goldman Sachs Group | 400 | 59,460 |
| Host Hotels & Resorts | 2,700 | 60,858 |
| Lehman Brothers Holdings | 1,100 | 70,191 |
| MetLife | 1,300 | 71,539 |
| Morgan Stanley | 500 | 32,895 |
| Rayonier | 300 | 11,850 |
| Safeco | 600 | 34,626 |
| Torchmark | 200 | 12,442 |
| | | **721,876** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Technology−4.5%** | | |
| King Pharmaceuticals | 1,100 [a] | 17,842 |
| Merck & Co. | 1,600 | 64,880 |
| Pfizer | 1,800 | 49,608 |
| | | **132,330** |
| **Non-Energy Minerals−3.1%** | | |
| Freeport-McMoRan Copper & Gold, Cl. B | 500 | 29,105 |
| Louisiana-Pacific | 800 | 15,648 |
| Nucor | 800 | 39,096 |
| Phelps Dodge | 100 | 8,950 |
| | | **92,799** |
| **Process Industries−.9%** | | |
| Rohm & Haas | 600 | **26,460** |
| **Producer Manufacturing−4.1%** | | |
| Avery Dennison | 500 | 30,970 |
| Eaton | 100 | 6,650 |
| General Electric | 2,400 | 81,744 |
| | | **119,364** |
| **Retail Trade−2.4%** | | |
| Family Dollar Stores | 700 | 17,899 |
| IAC/InterActiveCorp | 300 [a] | 8,544 |
| Sears Holdings | 200 [a] | 28,822 |
| Sherwin-Williams | 300 | 15,492 |
| | | **70,757** |
| **Technology Services−4.4%** | | |
| Aetna | 600 | 22,362 |
| Caremark Rx | 600 | 34,764 |
| International Business Machines | 900 | 72,873 |
| | | **129,999** |
| **Transportation−3.3%** | | |
| CSX | 400 | 12,088 |
| Norfolk Southern | 1,100 | 47,003 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Transportation (continued)** | | |
| Southwest Airlines | 900 | 15,588 |
| Tidewater | 500 | 23,805 |
| | | **98,484** |
| **Utilities−5.4%** | | |
| Duke Energy | 1,000 | 30,000 |
| Edison International | 200 | 8,728 |
| Oneok | 900 | 34,443 |
| PG & E | 1,400 | 58,702 |
| PPL | 800 | 27,976 |
| | | **159,849** |
| **Total Investments** (cost $2,547,536) | **98.7%** | **2,912,749** |
| **Cash and Receivables (Net)** | **1.3%** | **38,964** |
| **Net Assets** | **100.0%** | **2,951,713** |

a   *Non-income producing security.*

## Portfolio Summary †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 24.5 | Health Technology | 4.5 |
| Energy Minerals | 13.0 | Technology Services | 4.4 |
| Banking | 11.1 | Producer Manufacturing | 4.1 |
| Consumer Non-Durables | 5.8 | Consumer Services | 4.0 |
| Utilities | 5.4 | Other | 17.2 |
| Communications | 4.7 | | **98.7** |

†   *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
August 31, 2006

| | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 2,547,536 | 2,912,749 |
| Cash | | 61,927 |
| Dividends and interest receivable | | 8,079 |
| Prepaid expenses | | 8,620 |
| Due from The Dreyfus Corporation and affiliates–Note 3(c) | | 2,073 |
| | | **2,993,448** |
| **Liabilities ($):** | | |
| Payable for shares of Common Stock redeemed | | 4,759 |
| Accrued expenses | | 36,976 |
| | | **41,735** |
| **Net Assets ($)** | | **2,951,713** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 2,466,906 |
| Accumulated undistributed investment income–net | | 20,370 |
| Accumulated net realized gain (loss) on investments | | 99,224 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 365,213 |
| **Net Assets ($)** | | **2,951,713** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---:|---:|---:|---:|---:|
| Net Assets ($) | 569,298 | 637,836 | 651,147 | 559,865 | 533,567 |
| Shares Outstanding | 37,217 | 41,996 | 42,907 | 36,525 | 34,952 |
| **Net Asset Value Per Share ($)** | **15.30** | **15.19** | **15.18** | **15.33** | **15.27** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2006

| | |
|---|---|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers | 70,040 |
| Affiliated isuers | 36 |
| Interest | 1,222 |
| Income from securities lending | 67 |
| **Total Income** | **71,365** |
| **Expenses:** | |
| Management fee–Note 3(a) | 20,812 |
| Registration fees | 57,271 |
| Professional fees | 22,163 |
| Distribution fees–Note 3(b) | 10,332 |
| Prospectus and shareholders' reports | 10,036 |
| Shareholder servicing costs–Note 3(c) | 7,015 |
| Custodian fees–Note 3(c) | 2,982 |
| Directors' fees and expenses–Note 3(d) | 366 |
| Miscellaneous | 9,476 |
| **Total Expenses** | **140,453** |
| Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a) | (89,779) |
| **Net Expenses** | **50,674** |
| **Investment Income–Net** | **20,691** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 129,974 |
| Net unrealized appreciation (depreciation) on investments | 96,437 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **226,411** |
| **Net Increase in Net Assets Resulting from Operations** | **247,102** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment income–net | 20,691 | 15,721 |
| Net realized gain (loss) on investments | 129,974 | 131,552 |
| Net unrealized appreciation (depreciation) on investments | 96,437 | 223,211 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **247,102** | **370,484** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (3,332) | (4,736) |
| Class B shares | – | (2,014) |
| Class C shares | (207) | (2,035) |
| Class R shares | (4,416) | (5,838) |
| Class T shares | (2,069) | (3,712) |
| Net realized gain on investments: | | |
| Class A shares | (29,032) | (7,840) |
| Class B shares | (32,263) | (8,810) |
| Class C shares | (35,431) | (8,596) |
| Class R shares | (28,357) | (7,859) |
| Class T shares | (28,041) | (7,840) |
| **Total Dividends** | **(163,148)** | **(59,280)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 27,546 | 9,589 |
| Class B shares | 49,637 | 21,404 |
| Class C shares | 27,170 | 70,125 |
| Class R shares | 15,000 | 2,000 |

|  | Year Ended August 31, | |
|---|---|---|
|  | 2006 | 2005 |
| **Capital Stock Transactions ($) (continued):** | | |
| Dividends reinvested: | | |
| Class A shares | 31,790 | 12,576 |
| Class B shares | 28,649 | 9,632 |
| Class C shares | 30,283 | 9,771 |
| Class R shares | 32,773 | 13,697 |
| Class T shares | 30,110 | 11,552 |
| Cost of shares redeemed: | | |
| Class A shares | (6,473) | (10,337) |
| Class B shares | (18,722) | (105) |
| Class C shares | (14,882) | (96) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **232,881** | **149,808** |
| **Total Increase (Decrease) in Net Assets** | **316,835** | **461,012** |
| **Net Assets ($):** | | |
| Beginning of Period | 2,634,878 | 2,173,866 |
| **End of Period** | **2,951,713** | **2,634,878** |
| Undistributed investment income−net | 20,370 | 9,878 |

|  | Year Ended August 31, | |
|  | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A** | | |
| Shares sold | 1,867 | 644 |
| Shares issued for dividends reinvested | 2,236 | 909 |
| Shares redeemed | (433) | (730) |
| **Net Increase (Decrease) in Shares Outstanding** | **3,670** | **823** |
| **Class B** | | |
| Shares sold | 3,297 | 1,478 |
| Shares issued for dividends reinvested | 2,018 | 696 |
| Shares redeemed | (1,272) | (7) |
| **Net Increase (Decrease) in Shares Outstanding** | **4,043** | **2,167** |
| **Class C** | | |
| Shares sold | 1,866 | 4,846 |
| Shares issued for dividends reinvested | 2,134 | 706 |
| Shares redeemed | (1,001) | (7) |
| **Net Increase (Decrease) in Shares Outstanding** | **2,999** | **5,545** |
| **Class R** | | |
| Shares sold | 1,017 | 139 |
| Shares issued for dividends reinvested | 2,303 | 990 |
| **Net Increase (Decrease) in Shares Outstanding** | **3,320** | **1,129** |
| **Class T** | | |
| **Shares issued for dividends reinvested** | **2,117** | **835** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | |
|---|---|---|---|
| **Class A Shares** | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.89 | 13.05 | 12.50 |
| Investment Operations: | | | |
| Investment income—net[b] | .16 | .14 | .08 |
| Net realized and unrealized gain (loss) on investments | 1.20 | 2.10 | .47 |
| Total from Investment Operations | 1.36 | 2.24 | .55 |
| Distributions: | | | |
| Dividends from investment income—net | (.10) | (.15) | – |
| Dividends from net realized gain on investments | (.85) | (.25) | – |
| Total Distributions | (.95) | (.40) | – |
| Net asset value, end of period | 15.30 | 14.89 | 13.05 |
| **Total Return (%)[c]** | 9.63 | 17.34 | 4.40[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 4.75 | 4.96 | 7.32[d] |
| Ratio of net expenses to average net assets | 1.50 | 1.47 | 1.00[d] |
| Ratio of net investment income to average net assets | 1.07 | .97 | .61[d] |
| Portfolio Turnover Rate | 85.08 | 82.50 | 57.46[d] |
| Net Assets, end of period ($ x 1,000) | 569 | 499 | 427 |

[a] From December 31, 2003 (commencement of operations) to August 31, 2004.
[b] Based on average shares outstanding at each month end .
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

|  | Year Ended August 31, | | |
| --- | --- | --- | --- |
| **Class B Shares** | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.80 | 12.98 | 12.50 |
| Investment Operations: | | | |
| Investment income—net [b] | .05 | .03 | .01 |
| Net realized and unrealized<br>  gain (loss) on investments | 1.19 | 2.10 | .47 |
| Total from Investment Operations | 1.24 | 2.13 | .48 |
| Distributions: | | | |
| Dividends from investment income—net | – | (.06) | – |
| Dividends from net realized gain on investments | (.85) | (.25) | – |
| Total Distributions | (.85) | (.31) | – |
| Net asset value, end of period | 15.19 | 14.80 | 12.98 |
| **Total Return (%)[c]** | 8.81 | 16.50 | 3.84[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 5.49 | 5.71 | 7.84[d] |
| Ratio of net expenses to average net assets | 2.25 | 2.23 | 1.51[d] |
| Ratio of net investment income<br>  to average net assets | .32 | .21 | .11[d] |
| Portfolio Turnover Rate | 85.08 | 82.50 | 57.46[d] |
| Net Assets, end of period ($ x 1,000) | 638 | 562 | 465 |

[a]  *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| Class C Shares | Year Ended August 31, | | |
| --- | --- | --- | --- |
| | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.79 | 12.98 | 12.50 |
| Investment Operations: | | | |
| Investment income−net[b] | .05 | .03 | .01 |
| Net realized and unrealized gain (loss) on investments | 1.20 | 2.09 | .47 |
| Total from Investment Operations | 1.25 | 2.12 | .48 |
| Distributions: | | | |
| Dividends from investment income−net | (.01) | (.06) | − |
| Dividends from net realized gain on investments | (.85) | (.25) | − |
| Total Distributions | (.86) | (.31) | − |
| Net asset value, end of period | 15.18 | 14.79 | 12.98 |
| **Total Return (%)[c]** | 8.85 | 16.44 | 3.84[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 5.51 | 5.71 | 7.83[d] |
| Ratio of net expenses to average net assets | 2.25 | 2.24 | 1.51[d] |
| Ratio of net investment income to average net assets | .32 | .20 | .11[d] |
| Portfolio Turnover Rate | 85.08 | 82.50 | 57.46[d] |
| Net Assets, end of period ($ x 1,000) | 651 | 590 | 446 |

[a]  *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Year Ended August 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.92 | 13.07 | 12.50 |
| Investment Operations: | | | |
| Investment income–net[b] | .20 | .17 | .10 |
| Net realized and unrealized gain (loss) on investments | 1.19 | 2.11 | .47 |
| Total from Investment Operations | 1.39 | 2.28 | .57 |
| Distributions: | | | |
| Dividends from investment income–net | (.13) | (.18) | – |
| Dividends from net realized gain on investments | (.85) | (.25) | – |
| Total Distributions | (.98) | (.43) | – |
| Net asset value, end of period | 15.33 | 14.92 | 13.07 |
| **Total Return (%)** | 9.88 | 17.68 | 4.56[c] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 4.46 | 4.70 | 7.15[c] |
| Ratio of net expenses to average net assets | 1.25 | 1.22 | .84[c] |
| Ratio of net investment income to average net assets | 1.32 | 1.22 | .78[c] |
| Portfolio Turnover Rate | 85.08 | 82.50 | 57.46[c] |
| Net Assets, end of period ($ x 1,000) | 560 | 495 | 419 |

[a]  *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
*See notes to financial statements.*

| | Year Ended August 31, | | |
|---|---|---|---|
| **Class T Shares** | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.86 | 13.03 | 12.50 |
| Investment Operations: | | | |
| Investment income−net[b] | .12 | .10 | .06 |
| Net realized and unrealized<br>    gain (loss) on investments | 1.20 | 2.10 | .47 |
| Total from Investment Operations | 1.32 | 2.20 | .53 |
| Distributions: | | | |
| Dividends from investment income−net | (.06) | (.12) | − |
| Dividends from net realized gain on investments | (.85) | (.25) | − |
| Total Distributions | (.91) | (.37) | − |
| Net asset value, end of period | 15.27 | 14.86 | 13.03 |
| **Total Return (%)[c]** | 9.31 | 17.02 | 4.24[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 4.96 | 5.20 | 7.49[d] |
| Ratio of net expenses to average net assets | 1.75 | 1.71 | 1.17[d] |
| Ratio of net investment income<br>    to average net assets | .82 | .72 | .44[d] |
| Portfolio Turnover Rate | 85.08 | 82.50 | 57.46[d] |
| Net Assets, end of period ($ x 1,000) | 534 | 488 | 417 |

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

### NOTE 1-Significant Accounting Policies:

Dreyfus Premier Structured Large Cap Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Franklin Portfolio Associates, LLC ("Franklin Portfolio"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006 the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the

Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

As of August 31, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 35,112 Class A shares, 34,662 Class B shares, 34,681 Class C shares, 35,275 Class R shares and 34,952 Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $36,203, undistributed capital gains $83,931 and unrealized appreciation $364,673.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 were as follows: ordinary income $79,342 and $59,035, and long-term capital gains $83,806 and $245, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $175, increased accumulated net realized gain (loss) on investments by $292 and decreased paid-in capital by $117. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2006, the fund did not borrow under the line of credit.

## NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Management Agreement ("Agreement") with Dreyfus, the Management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 1, 2005 through August 31, 2007 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Agreement, or Dreyfus will bear, such excess expenses. The expense reimbursement, pursuant to the undertaking, amounted to $89,779 during the period ended August 31, 2006.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Franklin Portfolio, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

| Average Net Assets | |
|---|---|
| 0 up to $100 million . . . . . . . . . . . . . . . . | .25% |
| $100 million up to $1 billion . . . . . . . . . . | .20% |
| $1 billion up to $1.5 billion . . . . . . . . . . . | .16% |
| In excess of $1.5 billion . . . . . . . . . . . . . | .10% |

During the period ended August 31, 2006, the Distributor retained $31 from commissions earned on sales of the fund's Class A shares and $196 and $2 from CDSC on redemptions of the fund's Class B shares and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $4,329, $4,730 and $1,273, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, Class A, Class B, Class C and Class T shares were charged $1,337, $1,443, $1,576 and $1,273, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $794 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $2,982 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,851, Rule 12b-1 distribution plan fees $919, shareholder services plan fees $502, chief compliance officer fees $1,895 and transfer agency per account fees $80 which are offset against an expense reimbursement currently in effect in the amount of $7,320.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $2,374,240 and $2,354,362, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $2,548,076; accordingly, accumulated net unrealized appreciation on investments was $364,673, consisting of $399,257 gross unrealized appreciation and $34,584 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Structured Large Cap Value Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Structured Large Cap Value Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Structured Large Cap Value Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

# IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.4674 per share as a long-term capital gain distribution paid on December 8, 2005. Also the fund hereby designates 69.65% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $6,916 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement (together, the "Agreements") with Franklin Portfolio Associates, LLC (the "Sub-Adviser"), for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Agreements, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Agreements with senior management personnel of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Agreements. In determining to continue the Agreements, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of services provided to the fund by the Manager pursuant to the Management Agreement, and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the

Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and Sub-Adviser's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund was ranked in the fourth quintile among its performance group and performance universe for the one-year period ended January 31, 2006.

The Board further noted that the fund was ranked in the third and second quintile of its performance group and performance universe, respectively, for the two-year period ended January 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee was lower than the average and median of the expense group and that the fund's actual total expense ratio was slightly higher than the average and median of its expense group and expense universe, due in large part to the fund's small size.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's and Sub-Adviser's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's or Sub-Adviser's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or Sub-Adviser, as applicable, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit, and the dollar amount of expenses allocated and profit received by the Sub-Adviser. The Board members evaluated the

analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and reviewed the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Agreements. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations:

• The Board concluded that the nature, extent and quality of the services provided by the Manager and the Sub-Adviser are adequate and appropriate;

• The Board was satisfied with the fund's overall performance;

- The Board concluded that the fees paid by the fund to the Manager were reasonable in light of comparative performance and expense and advisory fee information, costs of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund;

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the advisory fee rates charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund; and

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreements was in the best interests of the fund and its shareholders.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

————————

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

————————

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves: 27*

————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

Dreyfus Premier
Structured Large Cap
Value Fund
200 Park Avenue
New York, NY 10166

### Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

### Sub-Investment Adviser

Franklin Portfolio Associates, LLC
One Boston Place
Boston, MA 02108

### Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

### Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

### Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0134AR0806

# Dreyfus Premier Select Midcap Growth Fund

**ANNUAL REPORT** August 31, 2006



**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

# Contents

Dreyfus Premier
Select Midcap
Growth Fund

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Select Midcap Growth Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Fred Kuehndorf, Portfolio Manager

### How did Dreyfus Premier Select Midcap Growth Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced total returns of 11.29% for Class A shares, 10.43% for Class B shares, 10.47% for Class C shares, 11.57% for Class R shares and 11.03% for Class T shares.[1] In comparison, the fund's benchmark, the Russell Midcap Growth Index (the "Index"), provided a 6.00% total return for the same period.[2]

Despite occasional bouts of market volatility during the second half of the reporting period, midcap stocks generally fared well due to robust investor demand in a growing economy. The fund produced higher returns than its benchmark, as our security selection strategy produced particularly attractive results in the health care, industrials, financials, technology and energy sectors.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of midcap companies. The fund considers midcap companies to be companies with market capitalizations that fall within the range of the Russell Midcap Growth Index at the time of purchase. The fund invests in growth companies that we believe have solid market positions and reasonable financial strength.

We seek investment opportunities for the fund in companies that have a history of consistent earnings growth and above-average profitability. We focus on individual stock selection, building the portfolio from the bottom up, searching one by one for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time.

The fund typically sells a stock when the company's earnings are no longer growing, or it no longer possesses the characteristics that caused its purchase. A stock may be a sell candidate when its valuation reaches or exceeds its calculated fair value, or there are deteriorating fundamentals. The fund may also sell a stock if it becomes an overweighted portfolio position, as determined by the portfolio manager.

### What other factors influenced the fund's performance?

Over the first half of the reporting period, stock prices generally advanced in an environment of moderate economic growth and rising corporate earnings. As they had for several years, midcap stocks continued to outpace their large-cap counterparts due to a relatively ample appetite for risk among equity investors. During the reporting period's second half, however, intensifying inflationary pressures caused investors to worry that interest rates might rise more than they previously expected, potentially choking off economic growth. As a result, stock prices fell sharply during the spring of 2006, with small- and midcap stocks declining more sharply than shares of larger companies. Although stocks generally rebounded over the summer, investors appeared to have remained more risk averse than they were before the market correction.

These macroeconomic developments did not derail the success of our bottom-up security selection process. The fund achieved higher returns than its benchmark in all but two of the market sectors represented in the Index. In the health care area, longstanding biotechnology holding Gilead Sciences continued to gain value due to the success of its HIV/AIDS drugs. Rising demand for kidney dialysis services helped boost the stock price of medical services provider DaVita. The growing trend among large drug companies of outsourcing research and development activities benefited contract research organization Pharmaceutical Product Development.

In the industrials sector, robust global economic growth helped boost demand for freight services, which supported higher stock prices for C.H. Robinson Worldwide and Expeditors International of Washington. Among financial services companies, the fund scored successes with online bank and brokerage firm E\*Trade Financial, which grew through recent acquisitions, and investment manager T. Rowe Price Group, which achieved attractive levels of earnings growth.

The fund's technology investments were led higher by outsourcers Cognizant Technology Solutions and Satyam Computer Services, both of which tap inexpensive pools of information technology professionals in India. Distributed computing solutions provider Akamai Technologies also fared well due to rising demand among businesses for the ability to provide broadband-intensive Internet services. Strong performers in the energy sector included Western Gas Resources, which was the subject of a takeover offer from industry leader Anadarko Petroleum.

The fund produced lagging returns in only two market sectors. In the consumer discretionary area, fears of a slowdown in consumer spending hindered the stock prices of retailers Advance Auto Parts, Chico's FAS and Williams-Sonoma, prompting us to sell the fund's positions in these companies. The fund held no materials stocks during the reporting period, preventing it from participating in the sector's modest gains.

### What is the fund's current strategy?

We have maintained our focus on our disciplined security selection process. As of the end of the reporting period, we have found a greater number of opportunities in the health care sector, relatively few in the consumer discretionary sector, and none in the materials, utilities and consumer staples sectors.

September 15, 2006

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
***A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.***

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Growth Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Select Midcap Growth Fund Class A shares, Class B shares, Class C shares, Class R shares and Class T shares and the Russell Midcap Growth Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.*

*The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class R and Class T shares of Dreyfus Premier Select Midcap Growth Fund on 3/31/03 (inception date) to a $10,000 investment made in the Russell Midcap Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares, the applicable contingent deferred sales charge on Class B shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (5.75%)* | **3/31/03** | **4.89%** | **15.89%** |
| *without sales charge* | **3/31/03** | **11.29%** | **17.91%** |
| **Class B shares** | | | |
| *with applicable redemption charge* † | **3/31/03** | **6.43%** | **16.38%** |
| *without redemption* | **3/31/03** | **10.43%** | **16.99%** |
| **Class C shares** | | | |
| *with applicable redemption charge* †† | **3/31/03** | **9.47%** | **17.05%** |
| *without redemption* | **3/31/03** | **10.47%** | **17.05%** |
| **Class R shares** | **3/31/03** | **11.57%** | **18.24%** |
| **Class T shares** | | | |
| *with applicable sales charge (4.5%)* | **3/31/03** | **6.02%** | **16.07%** |
| *without sales charge* | **3/31/03** | **11.03%** | **17.65%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Midcap Growth Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.41 | $ 11.04 | $ 11.24 | $ 6.26 | $ 8.75 |
| Ending value (after expenses) | $985.30 | $981.60 | $981.20 | $985.90 | $983.80 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.53 | $ 11.22 | $ 11.42 | $ 6.36 | $ 8.89 |
| Ending value (after expenses) | $1,017.74 | $1,014.06 | $1,013.86 | $1,018.90 | $1,016.38 |

† *Expenses are equal to the fund's annualized expense ratio of 1.48% for Class A, 2.21% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

| Common Stocks—99.3% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary—9.4%** | | |
| American Eagle Outfitters | 1,905 | 73,590 |
| Coach | 3,335 a | 100,684 |
| Penn National Gaming | 2,080 a | 68,890 |
| Starbucks | 2,370 a | 73,494 |
| | | **316,658** |
| **Energy—13.0%** | | |
| BJ Services | 2,255 | 77,369 |
| Consol Energy | 2,435 | 88,804 |
| Grant Prideco | 1,745 a | 72,470 |
| Smith International | 1,830 | 76,805 |
| XTO Energy | 2,740 | 125,410 |
| | | **440,858** |
| **Financial—11.3%** | | |
| Affiliated Managers Group | 785 a,b | 72,636 |
| E*Trade Financial | 4,615 a | 108,868 |
| SEI Investments | 1,795 | 91,617 |
| T. Rowe Price Group | 2,445 | 107,727 |
| | | **380,848** |
| **Health Care—19.2%** | | |
| Applera—Applied Biosystems Group | 2,750 | 84,287 |
| Coventry Health Care | 1,515 a | 82,174 |
| DaVita | 1,555 a | 90,750 |
| Gilead Sciences | 1,965 a | 124,581 |
| Manor Care | 1,775 | 92,655 |
| Pharmaceutical Product Development | 2,410 | 91,869 |
| VCA Antech | 2,320 a | 82,174 |
| | | **648,490** |
| **Industrial—20.0%** | | |
| C.H. Robinson Worldwide | 2,305 | 105,615 |
| Cummins | 765 | 87,837 |
| Expeditors International Washington | 895 | 35,684 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Joy Global | 1,245 | 54,207 |
| Oshkosh Truck | 1,760 | 90,992 |
| Precision Castparts | 1,410 | 82,400 |
| Robert Half International | 1,895 | 58,631 |
| Rockwell Automation | 1,375 | 77,523 |
| Rockwell Collins | 1,605 | 84,150 |
| | | **677,039** |
| **Information Technology–23.8%** | | |
| Akamai Technologies | 2,885 a | 113,092 |
| Amdocs | 2,160 a | 81,972 |
| Amphenol, Cl. A | 1,895 | 108,905 |
| Citrix Systems | 2,525 a | 77,467 |
| Cognizant Technology Solutions, Cl. A | 1,500 a | 104,865 |
| Harris | 2,040 | 89,597 |
| Intuit | 2,435 a | 73,586 |
| MEMC Electronic Materials | 2,115 a | 81,808 |
| Satyam Computer Services, ADR | 1,940 | 74,050 |
| | | **805,342** |
| **Telecommunication Services–2.6%** | | |
| NII Holdings | 1,640 a | **87,494** |
| **Total Common Stocks** | | |
| (cost $2,454,882) | | **3,356,729** |

| Other Investment–4.0% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $135,000) | 135,000 c | **135,000** |

| Investment of Cash Collateral for Securities Loaned—1.0% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $34,944) | 34,944 c | **34,944** |
| **Total Investments** (cost $2,624,826) | **104.3%** | **3,526,673** |
| **Liabilities, Less Cash and Receivables** | **(4.3%)** | **(145,371)** |
| **Net Assets** | **100.0%** | **3,381,302** |

*ADR—American Depository Receipts*
*a   Non-income producing security.*
*b   All or a portion of this security is on loan. At August 31, 2006, the total market value of the fund's security on loan is $33,681 and the total market value of the collateral held by the fund is $34,944.*
*c   Investment in affiliated money market mutual fund.*

## Portfolio Summary †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Information Technology | 23.8 | Consumer Discretionary | 9.4 |
| Industrial | 20.0 | Money Market Investments | 5.0 |
| Health Care | 19.2 | Telecommunication Services | 2.6 |
| Energy | 13.0 | | |
| Financial | 11.3 | | **104.3** |

*†   Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities on loan, valued at $33,681)–Note 1(b): | | |
| Unaffiliated issuers | 2,454,882 | 3,356,729 |
| Affiliated issuers | 169,944 | 169,944 |
| Cash | | 25,845 |
| Receivable for investment securities sold | | 35,829 |
| Receivable for shares of Common Stock subscribed | | 8,087 |
| Dividends and interest receivable | | 2,208 |
| Prepaid expenses | | 21,277 |
| Due from The Dreyfus Corporation and affiliates–Note 3(c) | | 1,932 |
| | | **3,621,851** |
| **Liabilities ($):** | | |
| Payable for shares of Common Stock redeemed | | 172,390 |
| Liability for securities on loan–Note 1(b) | | 34,944 |
| Accrued expenses | | 33,215 |
| | | **240,549** |
| **Net Assets ($)** | | **3,381,302** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 2,176,676 |
| Accumulated net realized gain (loss) on investments | | 302,779 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 901,847 |
| **Net Assets ($)** | | **3,381,302** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 1,273,696 | 733,554 | 901,914 | 279,109 | 193,029 |
| Shares Outstanding | 61,158 | 36,200 | 44,426 | 13,263 | 9,339 |
| **Net Asset Value Per Share ($)** | **20.83** | **20.26** | **20.30** | **21.04** | **20.67** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $274 foreign taxes withheld at source): | |
| Unaffiliated issuers | 21,597 |
| Affiliated issuers | 3,687 |
| Interest | 35 |
| Income from securities lending | 20 |
| **Total Income** | **25,339** |
| **Expenses:** | |
| Management fee—Note 3(a) | 27,095 |
| Registration fees | 52,848 |
| Auditing fees | 32,868 |
| Distribution fees—Note 3(b) | 14,282 |
| Shareholder servicing costs—Note 3(c) | 13,174 |
| Prospectus and shareholders' reports | 11,570 |
| Custodian fees—Note 3(c) | 4,795 |
| Directors' fees and expenses—Note 3(d) | 366 |
| Legal fees | 77 |
| Loan commitment fees—Note 2 | 27 |
| Miscellaneous | 7,271 |
| **Total Expenses** | **164,373** |
| Less—expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a) | (96,352) |
| Less—reduction in custody fees due to earnings credits—Note 1(b) | (369) |
| **Net Expenses** | **67,652** |
| **Investment (Loss)—Net** | **(42,313)** |
| **Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):** | |
| Net realized gain (loss) on investments | 346,157 |
| Net unrealized appreciation (depreciation) on investments | 82,782 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **428,939** |
| **Net Increase in Net Assets Resulting from Operations** | **386,626** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended August 31, | |
|---|---|---|
|  | 2006 | 2005 |
| **Operations ($):** | | |
| Investment (loss)–net | (42,313) | (42,033) |
| Net realized gain (loss) on investments | 346,157 | 123,105 |
| Net unrealized appreciation (depreciation) on investments | 82,782 | 465,344 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **386,626** | **546,416** |
| **Dividends to Shareholders from ($):** | | |
| Net realized gain on investments: | | |
| Class A shares | (36,059) | (10,901) |
| Class B shares | (31,413) | (18,983) |
| Class C shares | (32,656) | (11,011) |
| Class R shares | (11,685) | (5,963) |
| Class T shares | (12,090) | (6,092) |
| **Total Dividends** | **(123,903)** | **(52,950)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 1,020,351 | 308,532 |
| Class B shares | 168,892 | 379,097 |
| Class C shares | 341,837 | 357,183 |
| Class R shares | 104,629 | 20,441 |
| Class T shares | 11,371 | 37,182 |
| Dividends reinvested: | | |
| Class A shares | 34,929 | 10,711 |
| Class B shares | 27,823 | 17,655 |
| Class C shares | 30,893 | 10,260 |
| Class R shares | 11,685 | 5,963 |
| Class T shares | 11,531 | 5,808 |
| Cost of shares redeemed: | | |
| Class A shares | (668,822) | (85,505) |
| Class B shares | (429,924) | (446,522) |
| Class C shares | (420,029) | (41,530) |
| Class R shares | (195,038) | (20,198) |
| Class T shares | (207,530) | (12,134) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(157,402)** | **546,943** |
| **Total Increase (Decrease) in Net Assets** | **105,321** | **1,040,409** |
| **Net Assets ($):** | | |
| Beginning of Period | 3,275,981 | 2,235,572 |
| **End of Period** | **3,381,302** | **3,275,981** |

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 48,765 | 16,965 |
| Shares issued for dividends reinvested | 1,761 | 592 |
| Shares redeemed | (31,455) | (4,542) |
| **Net Increase (Decrease) in Shares Outstanding** | **19,071** | **13,015** |
| **Class B**[a] | | |
| Shares sold | 8,070 | 21,307 |
| Shares issued for dividends reinvested | 1,434 | 989 |
| Shares redeemed | (20,925) | (24,476) |
| **Net Increase (Decrease) in Shares Outstanding** | **(11,421)** | **(2,180)** |
| **Class C** | | |
| Shares sold | 16,800 | 19,257 |
| Shares issued for dividends reinvested | 1,589 | 574 |
| Shares redeemed | (20,365) | (2,284) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,976)** | **17,547** |
| **Class R** | | |
| Shares sold | 4,867 | 1,131 |
| Shares issued for dividends reinvested | 584 | 328 |
| Shares redeemed | (9,045) | (1,103) |
| **Net Increase (Decrease) in Shares Outstanding** | **(3,594)** | **356** |
| **Class T** | | |
| Shares sold | 541 | 2,043 |
| Shares issued for dividends reinvested | 584 | 322 |
| Shares redeemed | (9,799) | (652) |
| **Net Increase (Decrease) in Shares Outstanding** | **(8,674)** | **1,713** |

[a] *During the period ended August 31, 2006, 3,625 Class B shares representing $74,443 were automatically converted to 3,543 Class A shares and during the year ended August 31, 2005, 2,972 Class B shares representing $54,554 were automatically converted to 2,923 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | |
|---|---|---|---|---|
| **Class A Shares** | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 19.36 | 16.01 | 15.19 | 12.50 |
| Investment Operations: | | | | |
| Investment (loss)−net[b] | (.16) | (.20) | (.18) | (.08) |
| Net realized and unrealized gain (loss) on investments | 2.31 | 3.90 | 1.00 | 2.77 |
| Total from Investment Operations | 2.15 | 3.70 | .82 | 2.69 |
| Distributions: | | | | |
| Dividends from net realized gain on investments | (.68) | (.35) | – | – |
| Net asset value, end of period | 20.83 | 19.36 | 16.01 | 15.19 |
| **Total Return (%)[c]** | 11.29 | 23.23 | 5.33 | 21.60[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 4.21 | 4.54 | 7.15 | 6.39[d] |
| Ratio of net expenses to average net assets | 1.50 | 1.54 | 1.50 | .64[d] |
| Ratio of net investment (loss) to average net assets | (.78) | (1.10) | (1.10) | (.53)[d] |
| Portfolio Turnover Rate | 64.92 | 45.08 | 97.27 | 39.58[d] |
| Net Assets, end of period ($ X 1,000) | 1,274 | 815 | 465 | 463 |

[a]  *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| | Year Ended August 31, | | | |
|---|---|---|---|---|
| **Class B Shares** | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 18.98 | 15.84 | 15.15 | 12.50 |
| Investment Operations: | | | | |
| Investment (loss)–net[b] | (.31) | (.33) | (.30) | (.13) |
| Net realized and unrealized  gain (loss) on investments | 2.27 | 3.82 | .99 | 2.78 |
| Total from Investment Operations | 1.96 | 3.49 | .69 | 2.65 |
| Distributions: | | | | |
| Dividends from net realized  gain on investments | (.68) | (.35) | – | – |
| Net asset value, end of period | 20.26 | 18.98 | 15.84 | 15.15 |
| **Total Return (%)[c]** | 10.43 | 22.21 | 4.56 | 21.20[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 4.95 | 5.26 | 7.96 | 5.98[d] |
| Ratio of net expenses to average net assets | 2.25 | 2.27 | 2.25 | .95[d] |
| Ratio of net investment (loss)  to average net assets | (1.56) | (1.83) | (1.85) | (.83)[d] |
| Portfolio Turnover Rate | 64.92 | 45.08 | 97.27 | 39.58[d] |
| Net Assets, end of period ($ X 1,000) | 734 | 904 | 789 | 818 |

[a]  *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| Class C Shares | Year Ended August 31, | | | |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 19.01 | 15.82 | 15.15 | 12.50 |
| Investment Operations: | | | | |
| Investment (loss)–net[b] | (.31) | (.31) | (.30) | (.12) |
| Net realized and unrealized gain (loss) on investments | 2.28 | 3.85 | .97 | 2.77 |
| Total from Investment Operations | 1.97 | 3.54 | .67 | 2.65 |
| Distributions: | | | | |
| Dividends from net realized gain on investments | (.68) | (.35) | – | – |
| Net asset value, end of period | 20.30 | 19.01 | 15.82 | 15.15 |
| **Total Return (%)[c]** | 10.47 | 22.55 | 4.42 | 21.20[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 4.90 | 5.19 | 7.66 | 7.49[d] |
| Ratio of net expenses to average net assets | 2.25 | 2.22 | 2.25 | .95[d] |
| Ratio of net investment (loss) to average net assets | (1.55) | (1.78) | (1.86) | (.84)[d] |
| Portfolio Turnover Rate | 64.92 | 45.08 | 97.27 | 39.58[d] |
| Net Assets, end of period ($ X 1,000) | 902 | 882 | 456 | 290 |

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

| | Year Ended August 31, | | | |
|---|---|---|---|---|
| **Class R Shares** | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 19.49 | 16.06 | 15.21 | 12.50 |
| Investment Operations: | | | | |
| Investment (loss)−net[b] | (.12) | (.14) | (.14) | (.06) |
| Net realized and unrealized<br>  gain (loss) on investments | 2.35 | 3.92 | .99 | 2.77 |
| Total from Investment Operations | 2.23 | 3.78 | .85 | 2.71 |
| Distributions: | | | | |
| Dividends from net realized<br>  gain on investments | (.68) | (.35) | − | − |
| Net asset value, end of period | 21.04 | 19.49 | 16.06 | 15.21 |
| **Total Return (%)** | 11.57 | 23.73 | 5.52 | 21.76[c] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 3.81 | 4.16 | 6.81 | 7.10[c] |
| Ratio of net expenses to average net assets | 1.25 | 1.20 | 1.25 | .53[c] |
| Ratio of net investment (loss)<br>  to average net assets | (.57) | (.76) | (.85) | (.42)[c] |
| Portfolio Turnover Rate | 64.92 | 45.08 | 97.27 | 39.58[c] |
| Net Assets, end of period ($ X 1,000) | 279 | 329 | 265 | 243 |

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Year Ended August 31, | | | |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 19.25 | 15.95 | 15.18 | 12.50 |
| Investment Operations: | | | | |
| Investment (loss)−net[b] | (.22) | (.23) | (.22) | (.09) |
| Net realized and unrealized gain (loss) on investments | 2.32 | 3.88 | .99 | 2.77 |
| Total from Investment Operations | 2.10 | 3.65 | .77 | 2.68 |
| Distributions: | | | | |
| Dividends from net realized gain on investments | (.68) | (.35) | − | − |
| Net asset value, end of period | 20.67 | 19.25 | 15.95 | 15.18 |
| **Total Return (%)[c]** | 11.03 | 23.07 | 5.00 | 21.52[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 4.32 | 4.67 | 7.31 | 7.32[d] |
| Ratio of net expenses to average net assets | 1.75 | 1.71 | 1.75 | .74[d] |
| Ratio of net investment (loss) to average net assets | (1.09) | (1.27) | (1.36) | (.63)[d] |
| Portfolio Turnover Rate | 64.92 | 45.08 | 97.27 | 39.58[d] |
| Net Assets, end of period ($ X 1,000) | 193 | 347 | 260 | 243 |

[a]  *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

## NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Midcap Growth Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

Dreyfus Service Corporation (the "Distributor") a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection wiith dividend reinvestment and permitted exchanges of Class B shares.

As of August 31, 2006, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 7,837 in Class A shares, 7,630 in Class B shares, 7,647 in Class C shares, 7,917 in Class R shares and 7,782 in Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities (including options) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $30,281, undistributed capital gains $274,168 and unrealized appreciation $900,177.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005, were as follows: long-term capital gains $123,903 and $52,950, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $42,313 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2006, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

The Manager has undertaken from September 1, 2005 through August 31, 2007 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $96,352 during the period ended August 31, 2006.

During the period ended August 31, 2006, the Distributor retained $1,490 and $12 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $1,291 and $113 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $6,547, $6,990 and $745, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, Class A, Class B, Class C and Class T shares were charged $2,930, $2,182, $2,330 and $745, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $2,912 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $4,795 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $2,245, Rule 12b-1 distribution plan fees $1,166, shareholder services plan fees $689, custody fees $822, chief compliance officer fees $1,895 and transfer agency per account fees $361, which are offset against an expense reimbursement currently in effect in the amount of $9,110.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $2,283,896 and $2,615,242, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $2,626,496; accordingly, accumulated net unrealized appreciation on investments was $900,177, consisting of $944,270 gross unrealized appreciation and $44,093 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Select Midcap Growth Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Select Midcap Growth Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Select Midcap Growth Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
October 12, 2006

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.6810 per share as a long-term capital gain distribution paid on December 19, 2005.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

<u>Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund was ranked in the second quintile of its performance group and performance universe for the one- and two-year periods, ended January 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the Manager waived the fund's management fee for the most recent fiscal year, and further noting that due to the fund's relatively small size, the fund's actual total expense ratio slightly higher than the average and median expense ratio of expense group and expense universe.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations:

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;

• The Board was satisfied with the fund's overall performance;

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

---

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

---

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

—————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

—————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Premier
Select Midcap Growth Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0600AR0806

# Dreyfus Premier Structured Midcap Fund

**ANNUAL REPORT** August 31, 2006



**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Structured Midcap Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Michael Dunn, Portfolio Manager

### How did Dreyfus Premier Structured Midcap Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced total returns of 7.23% for Class A shares, 6.33% for Class B shares, 6.39% for Class C shares, 7.28% for Class R shares and 7.00% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), produced a total return of 6.66% for the same period.[2]

A robust U.S. economy helped drive most midcap stock prices higher during the first half of the reporting period. However, those gains were tempered during the second half by concerns regarding intensifying inflationary pressures and slower economic growth. We attribute the fund's strong relative performance primarily to specific stock selections which outperformed their peers, and secondarily to modestly over-weighted positions in the materials and industrials sectors, two sectors that produced some of the market's better returns.

### What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund invests at least 80% of its assets in the stocks of companies included in the S&P 400 Index or the Russell Midcap Index at the time of purchase. The fund's stock investments may include common stocks, preferred stocks and convertible securities of U.S. and foreign issuers.

When selecting stocks for the fund, we utilize a "bottom-up," structured approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by a proprietary quantitative model which uses over 40 factors to identify and rank stocks based on:

- *Fundamental momentum*, meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises;

- *Relative value,* such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe;
- *Future value,* such as discounted present value measures;
- *Long-term growth,* based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons; and
- *Additional factors,* such as technical factors, trading by company insiders or share issuance/buy-back data.

We select what we believe to be the most attractive of the top-ranked securities for the fund. We will generally sell a stock that falls below the median ranking, and we may reinvest the proceeds in a higher-ranked security in order to remain fully invested.

### What other factors influenced the fund's performance?

Robust investor demand for stocks of smaller, faster-growing companies during the first half of the reporting period helped midcap stocks post generally strong returns. Given a strong U.S. economy, low inflation and rising corporate earnings, investors seemed comfortable taking on greater investment risks. However, by the spring of 2006, investors became more risk averse due to worries that resurgent energy prices and rising interest rates might put pressure on consumer spending and choke off economic growth. As a result, many growth-oriented midcap stocks lost value during the second half of the reporting period, while value-oriented stocks generally continued to produce positive absolute returns.

The fund benefited from slight tilts toward materials and industrials stocks, which gained value during the reporting period due to robust global demand for industrial commodities. Notable winners included copper producer Phelps Dodge and mining machinery and services company Joy Global. In addition, while the fund's allocation to the transportation sector roughly mirrored that of the S&P 400 Index, our emphasis on railroads within that sector helped boost performance.

The fund's individual stock selection strategy was responsible for most of the relative out-performance. For example, the fund received a strong contribution to performance from Western Digital, a leader in the disk drive technology whose products can be found in devices ranging from video recorders to laptop computers. Other individual winners included Lam Research, the semiconductor equipment maker that fared well early in the reporting period due to increased corporate spending on capital equipment. In the financials sector, strong earnings for commercial property and casualty insurer W.R. Berkley helped fuel gains for its shares.

On the other hand, detractors from the fund's results included Patterson-UTI Energy, the drilling services company, which was hurt by legal concerns stemming from allegations of accounting irregularities. Pilgrim's Pride, a chicken processor, lost value due to steady declines in poultry prices amid avian flu concerns. Finally, shares of life sciences company Invitrogen fell sharply when the firm failed to meet analysts' earnings expectations.

### What is the fund's current strategy?

As always, we have continued to maintain a sector allocation strategy that roughly matches that of the S&P 400 Index. This neutral position enables us to focus on adding value through our stock selection strategy, in which we strive to identify the more attractive stocks within each of the benchmark's market sectors.

September 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Structured Midcap Fund Class A shares, Class B shares, Class C shares, Class R shares and Class T shares with the Standard & Poor's MidCap 400 Index and the Russell Midcap Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class R and Class T shares of Dreyfus Premier Structured Midcap Fund on 6/29/01 (inception date) to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "S&P 400 Index") and the Russell Midcap Index on that date. All dividends and capital gain distributions are reinvested.*

*The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares, the applicable contingent deferred sales charge on Class B shares and all other applicable fees and expenses on all classes. The S&P 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market. The Russell Midcap Index is a widely accepted, unmanaged index of medium-cap stock market performance. The foregoing indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Class A shares** | | | | |
| *with maximum sales charge (5.75%)* | **6/29/01** | **1.08%** | **9.33%** | **7.79%** |
| *without sales charge* | **6/29/01** | **7.23%** | **10.64%** | **9.03%** |
| **Class B shares** | | | | |
| *with applicable redemption charge †* | **6/29/01** | **2.33%** | **9.49%** | **8.03%** |
| *without redemption* | **6/29/01** | **6.33%** | **9.77%** | **8.17%** |
| **Class C shares** | | | | |
| *with applicable redemption charge ††* | **6/29/01** | **5.39%** | **9.78%** | **8.17%** |
| *without redemption* | **6/29/01** | **6.39%** | **9.78%** | **8.17%** |
| **Class R shares** | **6/29/01** | **7.28%** | **10.87%** | **9.25%** |
| **Class T shares** | | | | |
| *with applicable sales charge (4.5%)* | **6/29/01** | **2.18%** | **9.38%** | **7.82%** |
| *without sales charge* | **6/29/01** | **7.00%** | **10.40%** | **8.79%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Structured Midcap Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.66 | $ 10.79 | $ 10.49 | $ 6.27 | $ 7.50 |
| Ending value (after expenses) | $985.70 | $981.30 | $981.30 | $988.90 | $984.50 |

## COMPARING YOUR FUND'S EXPENSES
### WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.77 | $ 10.97 | $ 10.66 | $ 6.36 | $ 7.63 |
| Ending value (after expenses) | $1,018.50 | $1,014.32 | $1,014.62 | $1,018.90 | $1,017.64 |

† Expenses are equal to the fund's annualized expense ratio of 1.33% for Class A, 2.16% for Class B, 2.10% for Class C, 1.25% for Class R and 1.50% for Class T multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

| Common Stocks–99.1% | Shares | Value ($) |
|---|---|---|
| **Commercial & Professional Services–6.1%** | | |
| Arrow Electronics | 13,400 [a] | 373,860 |
| CDW | 14,600 | 851,180 |
| Henry Schein | 6,300 [a] | 314,181 |
| Ingram Micro, Cl. A | 24,500 [a] | 441,000 |
| Manpower | 15,900 | 939,849 |
| MPS Group | 50,400 [a] | 708,624 |
| SEI Investments | 18,400 | 939,136 |
| | | **4,567,830** |
| **Consumer Durables–3.6%** | | |
| Furniture Brands International | 29,300 | 561,095 |
| Hasbro | 18,600 | 377,580 |
| KB Home | 3,900 | 166,764 |
| Pool | 15,000 | 571,050 |
| Thor Industries | 24,000 | 1,012,320 |
| | | **2,688,809** |
| **Consumer Non-Durables–1.9%** | | |
| Del Monte Foods | 16,900 | 187,590 |
| Hormel Foods | 19,900 | 729,335 |
| McCormick & Co. | 14,200 | 517,164 |
| | | **1,434,089** |
| **Consumer Services–4.1%** | | |
| Brinker International | 24,000 | 923,280 |
| Career Education | 22,700 [a] | 434,705 |
| Darden Restaurants | 18,800 | 665,520 |
| Meredith | 11,300 | 534,942 |
| Sotheby's, Cl. A | 17,700 | 492,060 |
| | | **3,050,507** |
| **Electronic Technology–9.0%** | | |
| Amphenol, Cl. A | 14,900 | 856,303 |
| CommScope | 25,700 [a] | 750,697 |
| Imation | 15,900 | 630,117 |
| Lam Research | 30,100 [a] | 1,287,979 |
| Micrel | 34,800 [a] | 348,696 |
| National Semiconductor | 21,000 | 510,090 |
| Newport | 20,800 [a] | 366,704 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Electronic Technology (continued)** | | |
| Plexus | 12,900 [a] | 255,678 |
| Precision Castparts | 12,700 | 742,188 |
| Semtech | 23,200 [a] | 303,224 |
| Western Digital | 38,600 [a] | 706,380 |
| | | **6,758,056** |
| **Energy Minerals–3.3%** | | |
| Holly | 6,900 | 316,158 |
| Pogo Producing | 17,600 | 781,616 |
| Unit | 12,500 [a] | 658,875 |
| XTO Energy | 15,200 | 695,704 |
| | | **2,452,353** |
| **Exchange Traded–3.0%** | | |
| Midcap SPDR Trust Series 1 | 16,400 | **2,244,668** |
| **Finance–16.2%** | | |
| AG Edwards | 9,100 | 480,662 |
| American Financial Group/OH | 10,100 | 471,872 |
| Cincinnati Financial | 15,700 | 732,562 |
| Comerica | 9,600 | 549,600 |
| Greater Bay Bancorp | 11,400 | 324,558 |
| HCC Insurance Holdings | 25,800 | 838,242 |
| Hospitality Properties Trust | 8,700 | 402,984 |
| Host Hotels & Resorts | 36,400 | 820,456 |
| IndyMac Bancorp | 13,600 | 531,760 |
| Investors Financial Services | 7,500 | 347,700 |
| Jefferies Group | 14,000 | 348,880 |
| Jones Lang LaSalle | 2,300 | 191,498 |
| Leucadia National | 17,800 | 457,994 |
| New Plan Excel Realty Trust | 30,400 | 838,736 |
| Ohio Casualty | 21,900 | 568,305 |
| Old Republic International | 43,900 | 917,510 |
| Rayonier | 12,150 | 479,925 |
| Reinsurance Group of America | 14,600 | 754,528 |
| Sky Financial Group | 8,400 | 206,808 |
| TCF Financial | 7,000 | 182,490 |
| W.R. Berkley | 36,512 | 1,277,920 |
| Weingarten Realty Investors | 10,100 | 428,442 |
| | | **12,153,432** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Technology–8.9%** | | |
| Barr Pharmaceuticals | 9,500 [a] | 536,750 |
| Cytyc | 15,700 [a] | 375,073 |
| ImClone Systems | 20,600 [a] | 615,940 |
| Intuitive Surgical | 12,200 [a] | 1,151,680 |
| Medicis Pharmaceutical, Cl. A | 9,700 | 284,113 |
| Millennium Pharmaceuticals | 130,600 [a] | 1,418,316 |
| Mylan Laboratories | 25,000 | 508,000 |
| STERIS | 17,200 | 409,016 |
| Techne | 5,700 [a] | 290,130 |
| WellCare Health Plans | 19,800 [a] | 1,110,384 |
| | | **6,699,402** |
| **Industrial Services–2.6%** | | |
| Patterson-UTI Energy | 42,700 | 1,169,980 |
| Pride International | 21,200 [a] | 549,716 |
| Smith International | 4,800 | 201,456 |
| | | **1,921,152** |
| **Non-Energy Minerals–4.2%** | | |
| Freeport-McMoRan Copper & Gold, Cl. B | 11,900 | 692,699 |
| Louisiana-Pacific | 24,400 | 477,264 |
| Martin Marietta Materials | 6,400 | 527,104 |
| Nucor | 9,400 | 459,378 |
| Phelps Dodge | 4,700 | 420,650 |
| Steel Dynamics | 10,400 | 549,016 |
| | | **3,126,111** |
| **Process Industries–2.0%** | | |
| Pactiv | 28,900 [a] | 772,497 |
| Rohm & Haas | 12,000 | 529,200 |
| Sensient Technologies | 9,900 | 199,188 |
| | | **1,500,885** |
| **Producer Manufacturing–7.8%** | | |
| Avery Dennison | 6,100 | 377,834 |
| Cummins | 6,200 | 711,884 |
| Herman Miller | 28,400 | 802,016 |
| Joy Global | 22,950 | 999,243 |
| Molex | 15,400 | 561,638 |
| Nordson | 9,000 | 360,360 |
| Thomas & Betts | 16,300 [a] | 736,108 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Manufacturing (continued)** | | |
| Timken | 17,200 | 551,088 |
| Trinity Industries | 23,100 | 770,616 |
| | | **5,870,787** |
| **Retail Trade–8.1%** | | |
| American Eagle Outfitters | 19,000 | 733,970 |
| Barnes & Noble | 21,100 | 767,196 |
| Claire's Stores | 31,600 | 863,628 |
| Family Dollar Stores | 29,400 | 751,758 |
| Payless ShoeSource | 27,100 [a] | 635,766 |
| Rent-A-Center | 22,000 [a] | 596,200 |
| Sherwin-Williams | 15,100 | 779,764 |
| Williams-Sonoma | 31,100 | 916,206 |
| | | **6,044,488** |
| **Technology Services–6.3%** | | |
| Acxiom | 12,400 | 301,196 |
| BEA Systems | 55,900 [a] | 767,507 |
| Ceridian | 42,600 [a] | 1,016,862 |
| Community Health Systems | 21,400 [a] | 829,464 |
| CSG Systems International | 17,900 [a] | 481,868 |
| Fiserv | 6,900 [a] | 304,773 |
| Lincare Holdings | 15,200 [a] | 562,856 |
| Mettler-Toledo International | 4,900 [a] | 298,606 |
| Transaction Systems Architects | 4,100 [a] | 135,997 |
| | | **4,699,129** |
| **Transportation–3.7%** | | |
| J.B. Hunt Transport Services | 42,300 | 831,195 |
| Norfolk Southern | 10,500 | 448,665 |
| Swift Transportation | 6,900 [a] | 160,011 |
| Tidewater | 27,300 | 1,299,753 |
| | | **2,739,624** |
| **Utilities–8.3%** | | |
| AES | 28,100 [a] | 596,844 |
| AGL Resources | 26,700 | 971,613 |
| Allegheny Energy | 26,200 [a] | 1,093,588 |
| IDACORP | 13,200 | 507,144 |
| KeySpan | 8,800 | 360,800 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| Utilities (continued) | | |
| Oneok | 33,000 | 1,262,910 |
| Pepco Holdings | 23,600 | 599,204 |
| Sierra Pacific Resources | 55,700 [a] | 821,575 |
| | | **6,213,678** |
| Total Common Stocks | | |
| (cost $70,516,383) | | **74,165,000** |

| Other Investment—3.7% | | |
|---|---|---|
| Registered Investment Company; | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,764,000) | 2,764,000 [b] | **2,764,000** |
| **Total Investments** (cost $73,280,383) | **102.8%** | **76,929,000** |
| **Liabilities, Less Cash and Receivables** | **(2.8%)** | **(2,094,187)** |
| **Net Assets** | **100.0%** | **74,834,813** |

[a]  Non-income producing security.
[b]  Investment in affiliated money market mutual fund.

## Portfolio Summary[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Finance | 16.2 | Technology Services | 6.3 |
| Electronic Technology | 9.0 | Commercial & Professional Services | 6.1 |
| Health Technology | 8.9 | Non-Energy Minerals | 4.2 |
| Utilities | 8.3 | Consumer Services | 4.1 |
| Retail Trade | 8.1 | Other | 23.8 |
| Producer Manufacturing | 7.8 | | **102.8** |

[†]  Based on net assets.
See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
|   Unaffiliated issuers | 70,516,383 | 74,165,000 |
|   Affiliated issuers | 2,764,000 | 2,764,000 |
| Cash | | 52,913 |
| Receivable for investment securities sold | | 883,975 |
| Receivable for shares of Common Stock subscribed | | 163,150 |
| Dividends and interest receivable | | 70,724 |
| Prepaid expenses | | 35,371 |
| | | **78,135,133** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 64,705 |
| Payable for investment securities purchased | | 3,064,324 |
| Payable for shares of Common Stock redeemed | | 104,586 |
| Accrued expenses | | 66,705 |
| | | **3,300,320** |
| **Net Assets ($)** | | **74,834,813** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 69,025,995 |
| Accumulated undistributed investment income–net | | 6,610 |
| Accumulated net realized gain (loss) on investments | | 2,153,591 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 3,648,617 |
| **Net Assets ($)** | | **74,834,813** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---:|---:|---:|---:|---:|
| Net Assets ($) | 37,055,763 | 5,646,215 | 21,865,203 | 5,490,932 | 4,776,700 |
| Shares Outstanding | 1,995,726 | 316,026 | 1,223,976 | 292,800 | 260,001 |
| **Net Asset Value Per Share ($)** | **18.57** | **17.87** | **17.86** | **18.75** | **18.37** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
|   Unaffiliated issuers | 861,745 |
|   Affiliated issuers | 17,385 |
| Interest | 8,238 |
| Income from securities lending | 742 |
| **Total Income** | **888,110** |
| **Expenses:** | |
| Management fee–Note 3(a) | 462,732 |
| Shareholder servicing costs–Note 3(c) | 268,514 |
| Distribution fees–Note 3(b) | 197,538 |
| Registration fees | 63,673 |
| Professional fees | 34,909 |
| Prospectus and shareholders' reports | 27,324 |
| Custodian fees–Note 3(c) | 11,305 |
| Directors' fees and expenses–Note 3(d) | 1,775 |
| Loan commitment fees–Note 2 | 9 |
| Miscellaneous | 10,143 |
| **Total Expenses** | **1,077,922** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (38,640) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (10,315) |
| **Net Expenses** | **1,028,967** |
| **Investment (Loss)–Net** | **(140,857)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 2,309,269 |
| Net unrealized appreciation (depreciation) on investments | 1,270,599 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **3,579,868** |
| **Net Increase in Net Assets Resulting from Operations** | **3,439,011** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
|---|---|---|
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment (loss)–net | (140,857) | (103,843) |
| Net realized gain (loss) on investments | 2,309,269 | 1,567,724 |
| Net unrealized appreciation (depreciation) on investments | 1,270,599 | 1,697,565 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **3,439,011** | **3,161,446** |
| **Dividends to Shareholders from ($):** | | |
| Net realized gain on investments: | | |
| Class A shares | (617,959) | (108,481) |
| Class B shares | (138,744) | (66,961) |
| Class C shares | (443,264) | (57,736) |
| Class R shares | (95,657) | (5,381) |
| Class T shares | (65,929) | (6,855) |
| **Total Dividends** | **(1,361,553)** | **(245,414)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 23,880,594 | 17,035,236 |
| Class B shares | 1,682,740 | 4,061,702 |
| Class C shares | 9,594,708 | 12,233,284 |
| Class R shares | 3,608,522 | 2,110,599 |
| Class T shares | 3,596,266 | 2,297,996 |
| Dividends reinvested: | | |
| Class A shares | 508,918 | 99,868 |
| Class B shares | 107,790 | 62,672 |
| Class C shares | 213,216 | 27,444 |
| Class R shares | 95,657 | 5,381 |
| Class T shares | 58,743 | 5,888 |
| Cost of shares redeemed: | | |
| Class A shares | (7,164,006) | (2,722,377) |
| Class B shares | (1,622,011) | (1,636,865) |
| Class C shares | (1,957,506) | (994,783) |
| Class R shares | (528,999) | (327,895) |
| Class T shares | (925,044) | (697,737) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **31,149,588** | **31,560,413** |
| **Total Increase (Decrease) in Net Assets** | **33,227,046** | **34,476,445** |
| **Net Assets ($):** | | |
| Beginning of Period | 41,607,767 | 7,131,322 |
| **End of Period** | **74,834,813** | **41,607,767** |
| Undistributed investment income–net | 6,610 | 3,739 |

|  | Year Ended August 31, | |
|  | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 1,288,742 | 1,008,951 |
| Shares issued for dividends reinvested | 28,211 | 6,138 |
| Shares redeemed | (386,325) | (162,665) |
| **Net Increase (Decrease) in Shares Outstanding** | **930,628** | **852,424** |
| **Class B**[a] | | |
| Shares sold | 93,557 | 249,392 |
| Shares issued for dividends reinvested | 6,170 | 3,944 |
| Shares redeemed | (90,583) | (100,826) |
| **Net Increase (Decrease) in Shares Outstanding** | **9,144** | **152,510** |
| **Class C** | | |
| Shares sold | 542,980 | 745,925 |
| Shares issued for dividends reinvested | 12,212 | 1,728 |
| Shares redeemed | (108,828) | (59,242) |
| **Net Increase (Decrease) in Shares Outstanding** | **446,364** | **688,411** |
| **Class R** | | |
| Shares sold | 200,204 | 118,523 |
| Shares issued for dividends reinvested | 5,247 | 328 |
| Shares redeemed | (28,138) | (19,483) |
| **Net Increase (Decrease) in Shares Outstanding** | **177,313** | **99,368** |
| **Class T** | | |
| Shares sold | 197,577 | 134,133 |
| Shares issued for dividends reinvested | 3,285 | 364 |
| Shares redeemed | (51,443) | (40,496) |
| **Net Increase (Decrease) in Shares Outstanding** | **149,419** | **94,001** |

[a] *During the period ended August 31, 2006, 24,175 Class B shares representing $445,595 were automatically converted to 23,351 Class A shares and during the period ended August 31, 2005, 7,124 Class B shares representing $116,697 were automatically converted to 6,941 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 17.75 | 14.74 | 12.88 | 10.84 | 11.79 |
| Investment Operations: | | | | | |
| Investment income (loss)−net [a] | .02 | (.02) | (.01) | (.04) | (.05) |
| Net realized and unrealized gain (loss) on investments | 1.25 | 3.36 | 1.87 | 2.08 | (.82) |
| Total from Investment Operations | 1.27 | 3.34 | 1.86 | 2.04 | (.87) |
| Distributions: | | | | | |
| Dividends from investment income−net | – | – | – | – | (.08) |
| Dividends from net realized gain on investments | (.45) | (.33) | – | – | – |
| Total Distributions | (.45) | (.33) | – | – | (.08) |
| Net asset value, end of period | 18.57 | 17.75 | 14.74 | 12.88 | 10.84 |
| **Total Return (%) [b]** | 7.23 | 22.88 | 14.35 | 18.91 | (7.47) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.35 | 1.71 | 3.05 | 5.50 | 8.41 |
| Ratio of net expenses to average net assets | 1.34 | 1.46 | 1.50 | 1.50 | 1.50 |
| Ratio of net investment income (loss) to average net assets | .09 | (.11) | (.12) | (.35) | (.47) |
| Portfolio Turnover Rate | 119.22 | 160.45 | 90.83 | 109.53 | 96.81 |
| Net Assets, end of period ($ x 1,000) | 37,056 | 18,910 | 3,135 | 1,310 | 623 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 17.23 | 14.43 | 12.72 | 10.78 | 11.78 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.13) | (.15) | (.13) | (.12) | (.14) |
| Net realized and unrealized gain (loss) on investments | 1.22 | 3.28 | 1.84 | 2.06 | (.82) |
| Total from Investment Operations | 1.09 | 3.13 | 1.71 | 1.94 | (.96) |
| Distributions: | | | | | |
| Dividends from investment income–net | – | – | – | – | (.04) |
| Dividends from net realized gain on investments | (.45) | (.33) | – | – | – |
| Total Distributions | (.45) | (.33) | – | – | (.04) |
| Net asset value, end of period | 17.87 | 17.23 | 14.43 | 12.72 | 10.78 |
| **Total Return (%)** [b] | 6.33 | 21.90 | 13.44 | 18.00 | (8.15) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 2.20 | 2.62 | 3.81 | 6.34 | 9.16 |
| Ratio of net expenses to average net assets | 2.17 | 2.30 | 2.25 | 2.25 | 2.25 |
| Ratio of net investment (loss) to average net assets | (.73) | (.96) | (.88) | (1.11) | (1.22) |
| Portfolio Turnover Rate | 119.22 | 160.45 | 90.83 | 109.53 | 96.81 |
| Net Assets, end of period ($ x 1,000) | 5,646 | 5,288 | 2,228 | 1,182 | 615 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 17.23 | 14.42 | 12.71 | 10.77 | 11.78 |
| Investment Operations: | | | | | |
| Investment (loss)–net[a] | (.12) | (.15) | (.12) | (.12) | (.14) |
| Net realized and unrealized<br>   gain (loss) on investments | 1.20 | 3.29 | 1.83 | 2.06 | (.83) |
| Total from Investment Operations | 1.08 | 3.14 | 1.71 | 1.94 | (.97) |
| Distributions: | | | | | |
| Dividends from investment income–net | – | – | – | – | (.04) |
| Dividends from net realized<br>   gain on investments | (.45) | (.33) | – | – | – |
| Total Distributions | (.45) | (.33) | – | – | (.04) |
| Net asset value, end of period | 17.86 | 17.23 | 14.42 | 12.71 | 10.77 |
| **Total Return (%)[b]** | 6.39 | 21.91 | 13.45 | 18.01 | (8.20) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>   to average net assets | 2.12 | 2.45 | 3.81 | 6.41 | 9.16 |
| Ratio of net expenses<br>   to average net assets | 2.12 | 2.25 | 2.25 | 2.25 | 2.25 |
| Ratio of net investment (loss)<br>   to average net assets | (.68) | (.90) | (.87) | (1.12) | (1.22) |
| Portfolio Turnover Rate | 119.22 | 160.45 | 90.83 | 109.53 | 96.81 |
| Net Assets, end of period ($ x 1,000) | 21,865 | 13,395 | 1,286 | 320 | 219 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class R Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 17.91 | 14.85 | 12.94 | 10.85 | 11.80 |
| Investment Operations: | | | | | |
| Investment income (loss)−net [a] | .04 | .00[b] | .03 | (.01) | (.03) |
| Net realized and unrealized gain (loss) on investments | 1.25 | 3.39 | 1.88 | 2.10 | (.82) |
| Total from Investment Operations | 1.29 | 3.39 | 1.91 | 2.09 | (.85) |
| Distributions: | | | | | |
| Dividends from investment income−net | − | − | − | − | (.10) |
| Dividends from net realized gain on investments | (.45) | (.33) | − | − | − |
| Total Distributions | (.45) | (.33) | − | − | (.10) |
| Net asset value, end of period | 18.75 | 17.91 | 14.85 | 12.94 | 10.85 |
| **Total Return (%)** | 7.28 | 23.05 | 14.67 | 19.36 | (7.29) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 2.08 | 1.73 | 2.84 | 5.41 | 8.15 |
| Ratio of net expenses to average net assets | 1.21 | 1.29 | 1.25 | 1.25 | 1.25 |
| Ratio of net investment income (loss) to average net assets | .24 | .05 | .11 | (.07) | (.22) |
| Portfolio Turnover Rate | 119.22 | 160.45 | 90.83 | 109.53 | 96.81 |
| Net Assets, end of period ($ x 1,000) | 5,491 | 2,068 | 239 | 209 | 175 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than .01 per share.*
*See notes to financial statements.*

| Class T Shares | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| Net asset value, beginning of period | 17.60 | 14.65 | 12.83 | 10.82 | 11.79 |
| Investment Operations: | | | | | |
| Investment (loss)–net[a] | (.02) | (.05) | (.04) | (.06) | (.08) |
| Net realized and unrealized gain (loss) on investments | 1.24 | 3.33 | 1.86 | 2.07 | (.82) |
| Total from Investment Operations | 1.22 | 3.28 | 1.82 | 2.01 | (.90) |
| Distributions: | | | | | |
| Dividends from investment income–net | – | – | – | – | (.07) |
| Dividends from net realized gain on investments | (.45) | (.33) | – | – | – |
| Total Distributions | (.45) | (.33) | – | – | (.07) |
| Net asset value, end of period | 18.37 | 17.60 | 14.65 | 12.83 | 10.82 |
| **Total Return (%)[b]** | 7.00 | 22.60 | 14.10 | 18.67 | (7.67) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.54 | 1.93 | 3.34 | 5.92 | 8.65 |
| Ratio of net expenses to average net assets | 1.54 | 1.71 | 1.75 | 1.75 | 1.75 |
| Ratio of net investment (loss) to average net assets | (.11) | (.32) | (.39) | (.57) | (.72) |
| Portfolio Turnover Rate | 119.22 | 160.45 | 90.83 | 109.53 | 96.81 |
| Net Assets, end of period ($ x 1,000) | 4,777 | 1,947 | 243 | 206 | 174 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Structured Midcap Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Franklin Portfolio Associates, LLC ("Franklin Portfolio"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the

Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $867,281, undistributed capital gains $1,318,003 and unrealized appreciation $3,623,534.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005, were as follows: ordinary income $474,123 and $0 and long-term capital gains $887,430 and $245,414, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment of real estate investment trusts and net operating losses, the fund increased accumulated undistributed investment income-net by $143,728 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2006, the fund did not borrow under the line of credit.

### NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 1, 2005 through August 31, 2007, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fee, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Agreement, or Dreyfus will bear, such excess expenses. The reduction in management fee, pursuant to the undertaking, amounted to $38,640 during the period ended August 31, 2006.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Franklin Portfolio, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

**Average Net Assets**

| | |
|---|---|
| 0 up to $100 million . . . . . . . . . . . . . . . . | .25% |
| $100 million up to $1 billion . . . . . . . . . . | .20% |
| $1 billion up to $1.5 billion . . . . . . . . . . . | .16% |
| In excess of $1.5 billion . . . . . . . . . . . . . | .10% |

During the period ended August 31, 2006, the Distributor retained $22,275 and $71 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $19,783 and $6,484 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $43,023, $145,864 and $8,651, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, Class A, Class B, Class C and Class T shares were charged $72,374, $14,341, $48,621 and $8,651, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $31,349 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $11,305 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $43,500, Rule 12b-1 distribution plan fees $18,389, shareholder ser-

vices plan fees $14,398, custody fees $1,500, chief compliance officer fees $1,895 and transfer agency per account fees $6,217, which are offset against an expense reimbursement currently in effect in the amount of $21,194.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $104,265,201, and $72,679,818, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $73,305,466; accordingly, accumulated net unrealized appreciation on investments was $3,623,534 consisting of $6,514,849 gross unrealized appreciation and $2,891,315 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Structured Midcap Fund**

We have audited the accompanying statement of assets and liabilities, including the statements of investments, of Dreyfus Premier Structured Midcap Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the year then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Structured Midcap Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

# IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.2933 per share as a long-term capital gain distribution of the $.4500 per share paid on December 12, 2005. Also the fund hereby designates 57.53% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $184,114 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement (together, the "Agreements") with Franklin Portfolio Associates, LLC (the "Sub-Adviser"), for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Agreements, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Agreements with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Agreements. In determining to continue the Agreements, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of services provided to the fund by the Manager pursuant to the Management Agreement, and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the

Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and Sub-Adviser's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund was ranked in the third and fourth quintile of its performance group and performance universe, respectively, for the one-year period ended January 31, 2006. The Board further noted that the fund was ranked in the first quintile of its performance group for the two- and four-year periods, and the second quintile of its performance group for the three-year period, ended January 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among other things, that the fund's actual management fee was lower than the average and median actual management fee of the expense group and the expense universe. The Board further noted that the fund's actual total expense ratio was lower than the expense group average and equal to the expense group median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's and Sub-Adviser's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's or Sub-Adviser's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or Sub-Adviser, as applicable, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit, and the dollar amount of expenses allocated and profit received by the Sub-Adviser. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and reviewed the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the fund was not profitable to the Manager for the time period reported.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Agreements. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations:

- The Board concluded that the nature, extent and quality of the services provided by the Manager and the Sub-Adviser are adequate and appropriate;

- The Board was satisfied with the fund's overall performance;
- The Board concluded that the fees paid by the fund to the Manager were reasonable in light of comparative performance and expense and advisory fee information, costs of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund;
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the advisory fee rates charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreements was in the best interests of the fund and its shareholders.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

——————————

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

——————————

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

———————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

Dreyfus Premier
Structured Midcap Fund
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Franklin Portfolio Associates, LLC
One Boston Place
Boston, MA 02108

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0936AR0806

# Dreyfus Premier Strategic Value Fund

**ANNUAL REPORT** August 31, 2006



**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Strategic Value Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Brian Ferguson, Portfolio Manager

### How did Dreyfus Premier Strategic Value Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced total returns of 12.92% for Class A shares, 12.06% for Class B shares, 12.14% for Class C shares, 13.22% for Class R shares and 12.67% for Class T shares.[1] The fund's benchmark, the Russell 1000 Value Index, produced a total return of 13.96% for the same period.[2]

Despite volatility stemming from high energy prices and uncertainty regarding interest rates, equity markets generally rose over the reporting period. Strong relative results among energy and telecommunications services companies were offset by disappointments in the financials and industrials sectors. The fund's returns modestly trailed its benchmark primarily due to our lack of exposure to real estate investment trusts and our underweight position in diversified financial services.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, we invest at least 80% of the fund's assets in stocks, including common stocks, preferred stocks and convertible securities. The fund may invest up to 30% of its assets in foreign issuers.

When selecting stocks for the fund, we utilize a "bottom-up" approach, where the focus is on individual stock selection rather than attempting to forecast market trends. The fund's investment approach is value-oriented and research-driven. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research with a focus on value, business health and business momentum.

### What other factors influenced the fund's performance?

Over the first half of the reporting period, investors remained optimistic in an environment of moderate economic growth and improving corporate earnings, and stocks generally continued to gain value. At the same time, as it had since June 2004, the Federal Reserve Board (the "Fed") continued to raise interest rates in an effort to forestall potential inflationary pressures before they could take root in the economy.

Despite the Fed's previous rate hikes, inflation concerns intensified as labor markets strengthened and crude oil, natural gas and other commodity prices trended upwards. By the spring of 2006, investors began to fear that rising borrowing costs and high energy prices might dampen consumer spending and constrain future U.S. economic growth. Consequently, stock prices generally began to slide, erasing some of the reporting period's previous gains. The market subsequently reversed course and began to rally when, in August, oil prices eased and the Fed held interest rates steady at its final meeting of the reporting period.

The energy sector provided especially positive contributions to the fund's relative performance, helped by our emphasis on companies exposed to refining, such as Valero Energy and Marathon Oil, that benefited from improved supply-and-demand dynamics as oil prices climbed. The fund's overweighted position in refineries and energy service companies enabled its energy holdings to fare better than the benchmark's energy component, which had heavier exposure to large, integrated oil companies.

Our stock selection strategy in the telecommunications services sector also bolstered the fund's relative performance, with sector giant AT&T ranking as the primary contributor. The company's stock rose substantially due to better conditions in the enterprise market and on investors' anticipation of synergistic advantages from mergers with SBC Communications and BellSouth. The fund also benefited from its minimal exposure to Sprint Nextel, whose shares declined as a result of investors' lukewarm reaction to the execution of the merger that created the company.

The financials sector produced relatively disappointing results, as our security selection strategy found fewer opportunities among real estate investment trusts and diversified financial services companies than the benchmark, both of which performed well. The fund also held greater exposure to credit-card issuer Capital One, whose acquisition of North

Fork Bank was not well received by the market. In the industrials sector, shares of Navistar declined. The heavy-duty truck maker experienced delays in filing its financial reports and met with doubts regarding the strength of future trucking business cycle. Finally, industrial conglomerate Tyco International reported less-than-stellar earnings, and its shares lagged the averages.

### What is the fund's current strategy?

We have remained committed to the fund's "bottom-up" stock selection strategy, which emphasizes specific companies over broad economic or market trends. Nonetheless, it is worth noting that we have maintained a positive view of the U.S. economy and equity markets, and we are encouraged by what appears to be a pause in interest rate hikes by the Fed.

In the energy sector, we have moved toward a more defensive posture by reducing the fund's exposure to refineries and oil services companies that have performed well. In the technology sector, we have continued to find what we believe to be attractive values in large-cap companies poised to benefit from a surge in broadband demand and increasing Internet usage, such as equipment maker Cisco Systems and computing infrastructure maker Sun Microsystems.

September 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
***Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.***

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Strategic Value Fund Class A shares and the Russell 1000 Value Index

† Source: Lipper Inc.

*Past performance is not predictive of future performance.*

*Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.*

*The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Strategic Value Fund on 8/31/96 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to the differences in charges and expenses. All dividends and capital gain distributions are reinvested.*

*The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all applicable fees and expenses. The Index uses company price-to-book ratios and long-term growth rates to calculate a composite ranking which is used to determine if a stock is "growth" or "value." The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (5.75%)* | | **6.42%** | **7.59%** | **10.07%** | |
| *without sales charge* | | **12.92%** | **8.87%** | **10.73%** | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | **5/31/01** | **8.06%** | **7.82%** | **–** | **6.13%** |
| *without redemption* | **5/31/01** | **12.06%** | **8.11%** | **–** | **6.27%** |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | **5/31/01** | **11.14%** | **8.15%** | **–** | **6.30%** |
| *without redemption* | **5/31/01** | **12.14%** | **8.15%** | **–** | **6.30%** |
| **Class R shares** | **5/31/01** | **13.22%** | **8.99%** | **–** | **7.08%** |
| **Class T shares** | | | | | |
| *with applicable sales charge (4.5%)* | **5/31/01** | **7.60%** | **7.49%** | **–** | **5.63%** |
| *without sales charge* | **5/31/01** | **12.67%** | **8.48%** | **–** | **6.56%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Strategic Value Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.16 | $ 10.14 | $ 9.78 | $ 4.47 | $ 7.23 |
| Ending value (after expenses) | $1,035.70 | $1,032.10 | $1,032.40 | $1,037.40 | $1,034.80 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.11 | $ 10.06 | $ 9.70 | $ 4.43 | $ 7.17 |
| Ending value (after expenses) | $1,019.16 | $1,015.22 | $1,015.58 | $1,020.82 | $1,018.10 |

† *Expenses are equal to the fund's annualized expense ratio of 1.20% for Class A, 1.98% for Class B, 1.91% for Class C, .87% for Class R and 1.41% for Class T multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

August 31, 2006

| Common Stocks−98.5% | Shares | Value ($) |
|---|---|---|
| **Banking−10.6%** | | |
| Countrywide Financial | 25,300 | 855,140 |
| Freddie Mac | 69,400 | 4,413,840 |
| MGIC Investment | 46,000 | 2,662,020 |
| PMI Group | 109,500 | 4,734,780 |
| PNC Financial Services Group | 36,800 | 2,605,072 |
| SunTrust Banks | 33,800 | 2,582,320 |
| U.S. Bancorp | 98,300 | 3,152,481 |
| Wachovia | 108,000 | 5,900,040 |
| Washington Mutual | 78,700 | 3,296,743 |
| | | **30,202,436** |
| **Consumer Discretionary−10.5%** | | |
| Clear Channel Communications | 159,000 | 4,617,360 |
| CSK Auto | 30,500 a | 349,835 |
| Gap | 171,300 | 2,879,553 |
| Johnson Controls | 45,000 | 3,236,850 |
| Liberty Global, Ser. C | 82,814 a | 1,911,347 |
| Limited Brands | 54,300 | 1,397,139 |
| Marriott International, Cl. A | 37,600 | 1,416,016 |
| McDonald's | 117,500 | 4,218,250 |
| News, Cl. A | 107,400 | 2,043,822 |
| NIKE, Cl. B | 13,300 | 1,074,108 |
| Omnicom Group | 49,500 | 4,327,290 |
| OSI Restaurant Partners | 30,600 | 947,682 |
| Polo Ralph Lauren | 18,400 | 1,085,416 |
| Wyndham Worldwide | 15,820 a | 462,893 |
| | | **29,967,561** |
| **Consumer Staples−6.8%** | | |
| Altria Group | 87,100 | 7,275,463 |
| Colgate-Palmolive | 47,100 | 2,819,406 |
| Dean Foods | 63,300 a | 2,507,946 |
| Kraft Foods, Cl. A | 42,000 | 1,424,220 |
| Procter & Gamble | 83,900 | 5,193,410 |
| | | **19,220,445** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy—9.9%** | | |
| Cameron International | 31,400 [a] | 1,504,374 |
| Chesapeake Energy | 68,700 | 2,168,859 |
| Chevron | 100,678 | 6,483,663 |
| ConocoPhillips | 108,200 | 6,863,126 |
| Exxon Mobil | 54,240 | 3,670,421 |
| Halliburton | 43,900 | 1,432,018 |
| Marathon Oil | 30,800 | 2,571,800 |
| Noble Energy | 27,800 | 1,373,876 |
| Valero Energy | 34,700 | 1,991,780 |
| | | **28,059,917** |
| **Financial—19.1%** | | |
| American International Group | 63,829 | 4,073,567 |
| AON | 59,800 | 2,067,286 |
| Bank of New York | 67,900 | 2,291,625 |
| Capital One Financial | 70,700 | 5,168,170 |
| Chubb | 115,100 | 5,773,416 |
| Citigroup | 53,514 | 2,640,916 |
| Genworth Financial, Cl. A | 116,500 | 4,011,095 |
| Goldman Sachs Group | 9,100 | 1,352,715 |
| Janus Capital Group | 69,500 | 1,235,710 |
| JPMorgan Chase & Co. | 223,876 | 10,222,178 |
| Lincoln National | 46,800 | 2,840,760 |
| MBIA | 23,200 | 1,429,816 |
| Merrill Lynch & Co. | 72,400 | 5,323,572 |
| MetLife | 25,600 | 1,408,768 |
| Morgan Stanley | 37,600 | 2,473,704 |
| Realogy | 19,775 [a] | 423,185 |
| UnumProvident | 79,400 | 1,504,630 |
| | | **54,241,113** |
| **Health Care—10.1%** | | |
| Abbott Laboratories | 60,000 | 2,922,000 |
| Advanced Medical Optics | 29,300 [a] | 1,410,795 |
| Amgen | 23,600 [a] | 1,603,148 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Baxter International | 32,900 | 1,460,102 |
| Cephalon | 22,100 [a] | 1,260,142 |
| Pfizer | 285,000 | 7,854,600 |
| Quest Diagnostics | 25,000 | 1,607,000 |
| Thermo Electron | 87,600 [a] | 3,433,920 |
| WellPoint | 40,900 [a] | 3,166,069 |
| Wyeth | 81,400 | 3,964,180 |
| | | **28,681,956** |
| **Industrial—7.7%** | | |
| 3M | 39,700 | 2,846,490 |
| Avery Dennison | 23,400 | 1,449,396 |
| Eaton | 12,900 | 857,850 |
| Embraer—Empresa Brasileira de Aeronautica, ADR | 26,320 | 1,015,952 |
| Emerson Electric | 25,200 | 2,070,180 |
| GATX | 32,700 | 1,213,497 |
| Lockheed Martin | 17,700 | 1,462,020 |
| Mueller Water Products, Cl. A | 28,860 | 490,620 |
| Navistar International | 83,500 [a] | 1,915,490 |
| Tyco International | 78,500 | 2,052,775 |
| Union Pacific | 35,500 | 2,852,425 |
| United Technologies | 23,300 | 1,461,143 |
| US Airways Group | 51,800 [a] | 2,188,550 |
| | | **21,876,388** |
| **Information Technology—11.5%** | | |
| Accenture, Cl. A | 53,600 | 1,589,776 |
| Automatic Data Processing | 59,100 | 2,789,520 |
| Cisco Systems | 301,800 [a] | 6,636,582 |
| Fiserv | 44,100 [a] | 1,947,897 |
| Hewlett-Packard | 121,700 | 4,449,352 |
| Intel | 144,500 | 2,823,530 |
| International Business Machines | 17,900 | 1,449,363 |
| Microsoft | 157,700 | 4,051,313 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information Technology (continued)** | | |
| NCR | 70,600 a | 2,456,174 |
| Sun Microsystems | 568,400 a | 2,836,316 |
| Take-Two Interactive Software | 80,300 a | 979,660 |
| Tellabs | 67,500 a | 687,825 |
| | | **32,697,308** |
| **Materials–3.5%** | | |
| Air Products & Chemicals | 20,300 | 1,345,687 |
| Alcoa | 28,200 | 806,238 |
| Martin Marietta Materials | 52,600 | 4,332,136 |
| Mosaic | 80,400 a | 1,305,696 |
| Phelps Dodge | 8,700 | 778,650 |
| Smurfit-Stone Container | 128,300 a | 1,461,337 |
| | | **10,029,744** |
| **Telecommunication Services–5.2%** | | |
| Alltel | 19,600 | 1,062,516 |
| AT & T | 335,900 | 10,456,567 |
| BellSouth | 62,000 | 2,524,640 |
| Windstream | 54,251 | 716,113 |
| | | **14,759,836** |
| **Utilities–3.6%** | | |
| Constellation Energy Group | 25,000 | 1,502,250 |
| Entergy | 18,100 | 1,405,465 |
| Exelon | 34,100 | 2,079,418 |
| NRG Energy | 105,500 a | 5,342,520 |
| | | **10,329,653** |
| **Total Common Stocks** | | |
| (cost $244,971,849) | | **280,066,357** |

| Other Investment−.5% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,470,000) | 1,470,000 b | **1,470,000** |
| **Total Investments** (cost $246,441,849) | **99.0%** | **281,536,357** |
| **Cash and Receivables (Net)** | **1.0%** | **2,785,653** |
| **Net Assets** | **100.0%** | **284,322,010** |

*ADR—American Depository Receipts.*

*a  Non-income producing security.*

*b  Investment in affiliated money market mutual fund.*

## Portfolio Summary†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 19.1 | Industrial | 7.7 |
| Information Technology | 11.5 | Consumer Staples | 6.8 |
| Banking | 10.6 | Telecommunication Services | 5.2 |
| Consumer Discretionary | 10.5 | Other | 7.6 |
| Health Care | 10.1 | | |
| Energy | 9.9 | | **99.0** |

*†  Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

| | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
| Unaffiliated issuers | 244,971,849 | 280,066,357 |
| Affiliated issuers | 1,470,000 | 1,470,000 |
| Receivable for investment securities sold | | 6,269,068 |
| Dividends and interest receivable | | 498,980 |
| Receivable for shares of Common Stock subscribed | | 278,311 |
| Prepaid expenses | | 37,466 |
| | | **288,620,182** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 290,338 |
| Payable for investment securities purchased | | 3,710,371 |
| Payable for shares of Common Stock redeemed | | 106,741 |
| Cash overdraft due to Custodian | | 47,130 |
| Accrued expenses | | 143,592 |
| | | **4,298,172** |
| **Net Assets ($)** | | **284,322,010** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 236,088,337 |
| Accumulated undistributed investment income–net | | 1,472,850 |
| Accumulated net realized gain (loss) on investments | | 11,666,315 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 35,094,508 |
| **Net Assets ($)** | | **284,322,010** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---:|---:|---:|---:|---:|
| Net Assets ($) | 242,377,184 | 14,213,088 | 21,669,110 | 1,826,377 | 4,236,251 |
| Shares Outstanding | 7,881,824 | 479,796 | 730,953 | 59,328 | 140,994 |
| **Net Asset Value Per Share ($)** | **30.75** | **29.62** | **29.65** | **30.78** | **30.05** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $2,146 foreign taxes withheld at source): | |
|   Unaffiliated issuers | 4,501,517 |
|   Affiliated issuers | 63,084 |
| Interest | 78,330 |
| Income from securities lending | 5,329 |
| **Total Income** | **4,648,260** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,848,650 |
| Shareholder servicing costs–Note 3(c) | 903,932 |
| Distribution fees–Note 3(b) | 222,490 |
| Registration fees | 67,008 |
| Prospectus and shareholders' reports | 65,603 |
| Custodian fees–Note 3(c) | 25,362 |
| Professional fees | 18,578 |
| Directors' fees and expenses–Note 3(d) | 6,974 |
| Loan commitment fees–Note 2 | 1,746 |
| Interest expense–Note 2 | 621 |
| Miscellaneous | 12,116 |
| **Total Expenses** | **3,173,080** |
| **Investment Income–Net** | **1,475,180** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 15,873,451 |
| Net unrealized appreciation (depreciation) on investments | 11,864,749 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **27,738,200** |
| **Net Increase in Net Assets Resulting from Operations** | **29,213,380** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
|---|---|---|
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment income–net | 1,475,180 | 788,165 |
| Net realized gain (loss) on investments | 15,873,451 | 18,551,484 |
| Net unrealized appreciation (depreciation) on investments | 11,864,749 | 16,969,635 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **29,213,380** | **36,309,284** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (742,716) | – |
| Class B shares | (17,943) | – |
| Class C shares | (23,305) | – |
| Class R shares | (2,553) | – |
| Class T shares | (3,978) | – |
| Net realized gain on investments: | | |
| Class A shares | (14,749,268) | – |
| Class B shares | (936,343) | – |
| Class C shares | (917,496) | – |
| Class R shares | (40,631) | – |
| Class T shares | (89,271) | – |
| **Total Dividends** | **(17,523,504)** | **–** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 69,716,367 | 34,389,020 |
| Class B shares | 4,084,617 | 3,392,749 |
| Class C shares | 13,021,431 | 3,842,551 |
| Class R shares | 1,434,333 | 383,432 |
| Class T shares | 3,813,592 | 651,930 |
| Net assets received in connection with reorganization–Note 1 | – | 61,323,097 |

| | Year Ended August 31, | |
|---|---|---|
| | 2006 | 2005 |
| **Capital Stock Transactions ($) (continued):** | | |
| Dividends reinvested: | | |
| Class A shares | 14,147,217 | – |
| Class B shares | 814,304 | – |
| Class C shares | 862,017 | – |
| Class R shares | 43,184 | – |
| Class T shares | 87,680 | – |
| Cost of shares redeemed: | | |
| Class A shares | (46,181,842) | (45,668,130) |
| Class B shares | (2,923,358) | (2,395,578) |
| Class C shares | (1,712,395) | (774,585) |
| Class R shares | (266,239) | (46,846) |
| Class T shares | (580,150) | (48,199) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **56,360,758** | **55,049,441** |
| **Total Increase (Decrease) in Net Assets** | **68,050,634** | **91,358,725** |
| **Net Assets ($):** | | |
| Beginning of Period | 216,271,376 | 124,912,651 |
| **End of Period** | **284,322,010** | **216,271,376** |
| Undistributed investment income–net | 1,472,850 | 788,165 |

|  | Year Ended August 31, | |
| --- | --- | --- |
|  | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 2,338,834 | 1,507,782 |
| Shares issued in connection with reorganization−Note 1 | – | 2,247,090 |
| Shares issued for dividends reinvested | 495,602 | – |
| Shares redeemed | (1,550,139) | (1,637,156) |
| **Net Increase (Decrease) in Shares Outstanding** | **1,284,297** | **2,117,716** |
| **Class B**[a] | | |
| Shares sold | 142,310 | 124,997 |
| Shares issued for dividends reinvested | 29,450 | – |
| Shares redeemed | (100,301) | (87,329) |
| **Net Increase (Decrease) in Shares Outstanding** | **71,459** | **37,668** |
| **Class C** | | |
| Shares sold | 453,755 | 140,309 |
| Shares issued for dividends reinvested | 31,197 | – |
| Shares redeemed | (59,459) | (28,039) |
| **Net Increase (Decrease) in Shares Outstanding** | **425,493** | **112,270** |
| **Class R** | | |
| Shares sold | 48,414 | 13,083 |
| Shares issued for dividends reinvested | 1,515 | – |
| Shares redeemed | (9,001) | (1,646) |
| **Net Increase (Decrease) in Shares Outstanding** | **40,928** | **11,437** |
| **Class T** | | |
| Shares sold | 129,681 | 23,576 |
| Shares issued for dividends reinvested | 3,138 | – |
| Shares redeemed | (19,667) | (1,707) |
| **Net Increase (Decrease) in Shares Outstanding** | **113,152** | **21,869** |

[a] *During the period ended August 31, 2006, 29,175 Class B shares representing $847,051 were automatically converted to 28,230 Class A shares and during the period ended August 31, 2005, 19,655 Class B shares representing $540,163 were automatically converted to 19,129 Class A shares.*
*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 29.48 | 24.76 | 21.62 | 17.14 | 22.45 |
| Investment Operations: | | | | | |
| Investment income (loss)–net [a] | .20 | .15 | (.10) | (.02) | (.07) |
| Net realized and unrealized gain (loss) on investments | 3.42 | 4.57 | 3.24 | 4.50 | (4.55) |
| Total from Investment Operations | 3.62 | 4.72 | 3.14 | 4.48 | (4.62) |
| Distributions: | | | | | |
| Dividends from investment income–net | (.11) | – | – | – | (.07) |
| Dividends from net realized gain on investments | (2.24) | – | – | – | (.62) |
| Total Distributions | (2.35) | – | – | – | (.69) |
| Net asset value, end of period | 30.75 | 29.48 | 24.76 | 21.62 | 17.14 |
| **Total Return (%) [b]** | 12.92 | 18.97 | 14.62 | 26.14 | (21.25) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.20 | 1.25 | 1.37 | 1.43 | 1.48 |
| Ratio of net investment income (loss) to average net assets | .69 | .55 | (.41) | (.12) | (.31) |
| Portfolio Turnover Rate | 72.24 | 123.17 | 115.26 | 36.93 | 35.71 |
| Net Assets, end of period ($ x 1,000) | 242,377 | 194,491 | 110,939 | 101,555 | 120,206 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 28.62 | 24.21 | 21.28 | 16.98 | 22.40 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.02) | (.06) | (.25) | (.14) | (.17) |
| Net realized and unrealized<br>   gain (loss) on investments | 3.30 | 4.47 | 3.18 | 4.44 | (4.55) |
| Total from Investment Operations | 3.28 | 4.41 | 2.93 | 4.30 | (4.72) |
| Distributions: | | | | | |
| Dividends from investment income–net | (.04) | – | – | – | (.08) |
| Dividends from net realized<br>   gain on investments | (2.24) | – | – | – | (.62) |
| Total Distributions | (2.28) | – | – | – | (.70) |
| Net asset value, end of period | 29.62 | 28.62 | 24.21 | 21.28 | 16.98 |
| **Total Return (%) [b]** | 12.06 | 18.12 | 13.86 | 25.32 | (21.79) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>   to average net assets | 1.97 | 2.04 | 2.03 | 2.11 | 2.07 |
| Ratio of net investment (loss)<br>   to average net assets | (.08) | (.23) | (1.03) | (.78) | (.82) |
| Portfolio Turnover Rate | 72.24 | 123.17 | 115.26 | 36.93 | 35.71 |
| Net Assets, end of period ($ x 1,000) | 14,213 | 11,685 | 8,975 | 4,377 | 2,763 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | | Year Ended August 31, | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 28.64 | 24.23 | 21.29 | 16.99 | 22.39 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.01) | (.05) | (.24) | (.13) | (.18) |
| Net realized and unrealized gain (loss) on investments | 3.32 | 4.46 | 3.18 | 4.43 | (4.53) |
| Total from Investment Operations | 3.31 | 4.41 | 2.94 | 4.30 | (4.71) |
| Distributions: | | | | | |
| Dividends from investment income–net | (.06) | – | – | – | (.07) |
| Dividends from net realized gain on investments | (2.24) | – | – | – | (.62) |
| Total Distributions | (2.30) | – | – | – | (.69) |
| Net asset value, end of period | 29.65 | 28.64 | 24.23 | 21.29 | 16.99 |
| **Total Return (%)** [b] | 12.14 | 18.10 | 13.90 | 25.31 | (21.73) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.91 | 1.99 | 1.99 | 2.08 | 2.08 |
| Ratio of net investment (loss) to average net assets | (.02) | (.19) | (.97) | (.74) | (.86) |
| Portfolio Turnover Rate | 72.24 | 123.17 | 115.26 | 36.93 | 35.71 |
| Net Assets, end of period ($ x 1,000) | 21,669 | 8,748 | 4,681 | 1,094 | 483 |

[a]  Based on average shares outstanding at each month end.
[b]  Exclusive of sales charge.
See notes to financial statements.

| Class R Shares | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 29.46 | 24.71 | 21.52 | 17.02 | 22.38 |
| Investment Operations: | | | | | |
| Investment income (loss)–net[a] | .30 | .18 | (.04) | .01 | .01 |
| Net realized and unrealized gain (loss) on investments | 3.40 | 4.57 | 3.23 | 4.49 | (4.67) |
| Total from Investment Operations | 3.70 | 4.75 | 3.19 | 4.50 | (4.66) |
| Distributions: | | | | | |
| Dividends from investment income–net | (.14) | – | – | – | (.08) |
| Dividends from net realized gain on investments | (2.24) | – | – | – | (.62) |
| Total Distributions | (2.38) | – | – | – | (.70) |
| Net asset value, end of period | 30.78 | 29.46 | 24.71 | 21.52 | 17.02 |
| **Total Return (%)** | 13.22 | 19.13 | 14.92 | 26.44 | (21.52) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .92 | 1.16 | 1.13 | 1.19 | 1.11 |
| Ratio of net investment income (loss) to average net assets | .98 | .65 | (.17) | .06 | .06 |
| Portfolio Turnover Rate | 72.24 | 123.17 | 115.26 | 36.93 | 35.71 |
| Net Assets, end of period ($ x 1,000) | 1,826 | 542 | 172 | 75 | 88 |

[a] *Based on average shares outstanding at each month end.*
*See notes to financial statements.*

| Class T Shares | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 28.91 | 24.37 | 21.31 | 16.94 | 22.35 |
| Investment Operations: | | | | | |
| Investment income (loss)−net [a] | .13 | .06 | (.15) | (.04) | (.14) |
| Net realized and unrealized gain (loss) on investments | 3.35 | 4.48 | 3.21 | 4.41 | (4.60) |
| Total from Investment Operations | 3.48 | 4.54 | 3.06 | 4.37 | (4.74) |
| Distributions: | | | | | |
| Dividends from investment income−net | (.10) | − | − | − | (.05) |
| Dividends from net realized gain on investments | (2.24) | − | − | − | (.62) |
| Total Distributions | (2.34) | − | − | − | (.67) |
| Net asset value, end of period | 30.05 | 28.91 | 24.37 | 21.31 | 16.94 |
| **Total Return (%)** [b] | 12.67 | 18.53 | 14.45 | 25.80 | (21.86) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.43 | 1.58 | 1.68 | 1.61 | 1.94 |
| Ratio of net investment income (loss) to average net assets | .43 | .20 | (.63) | (.20) | (.72) |
| Portfolio Turnover Rate | 72.24 | 123.17 | 115.26 | 36.93 | 35.71 |
| Net Assets, end of period ($ x 1,000) | 4,236 | 805 | 146 | 16 | 3 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Strategic Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

As of the close of business on April 18, 2005, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Large Company Value Fund, a series of Dreyfus Growth and Value Funds, Inc., were transferred to the fund. Shareholders of Dreyfus Large Company Value Fund received Class A shares of the fund, in an amount equal to the aggregate net asset value of their investment in Dreyfus Large Company Value Fund at the time of exchange. The net asset value of the fund's Class A shares at the close of business on April 18, 2005, after the reorganization, was $27.29 per share, and a total of 2,247,090 Class A shares representing net assets of $61,323,097 (including $7,565,590 net unrealized appreciation on investments), were issued to Dreyfus Large Company Value Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $7,304,377, undistributed capital gain $7,855,427 and unrealized appreciation $33,073,869.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 were as follows: ordinary income $8,888,555 and $0, and long-term capital gains $8,634,949 and $0, respectively.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended August 31, 2006, was $14,200 with a related weighted average annualized interest rate of 4.38%.

### NOTE 3—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended August 31, 2006, the Distributor retained $36,526 and $311 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $19,104 and $3,670 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $100,033, $117,686 and $4,771, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, Class A, Class B, Class C and Class T shares were charged $535,836, $33,344, $39,229 and $4,771, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $120,951 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $25,362 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $178,428, Rule 12b-1 distribution plan fees $23,175, shareholder services plan fees $59,100, custody fees $3,764, chief compliance officer fees $1,895 and transfer agency per account fees $23,976.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $214,465,223 and $176,759,604, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $248,462,488; accordingly, accumulated net unrealized appreciation on investments was $33,073,869, consisting of $40,167,890 gross unrealized appreciation and $7,094,021 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Strategic Value Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Strategic Value Fund (one of the series comprising Advantage Funds, Inc.), as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Strategic Value Fund at August 31, 2006, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
October 12, 2006

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $1.1580 per share as a long-term capital gain distribution paid on December 5, 2005. Also the Fund hereby designates 32.36% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the Fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $3,033,378 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

<u>Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and port-folio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's perfor-mance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund's total return exceeded the average and the median total return of the performance group and the performance universe for the one-, three- and five-year periods ended January 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among

other things, that the fund's actual management fee and total expense ratio was lower than the average and the median of the expense group and the expense universe.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations:

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;

• The Board was satisfied with the fund's overall performance;

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

---

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

---

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

——————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
- Wilshire Mutual Funds (5 funds), Director
- Methanex Corporation, a methanol producing company, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

——————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Premier
Strategic Value Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange
Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The
fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be
reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on
the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote
proxies relating to portfolio securities, and information regarding how the fund voted these
proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com
and on the SEC's website at http://www.sec.gov. The description of the policies and
procedures is also available without charge, upon request, by calling 1-800-645-6561.



0257AR0806

# Dreyfus Premier Technology Growth Fund

**ANNUAL REPORT** August 31, 2006




**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

Dreyfus Premier
Technology Growth Fund

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Technology Growth Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Mark Herskovitz, Primary Portfolio Manager

### How did Dreyfus Premier Technology Growth Fund perform relative to its benchmarks?

For the 12-month period ended August 31, 2006, the fund produced total returns of 2.81% for its Class A shares, 1.61% for its Class B shares, 1.84% for its Class C shares, 3.22% for its Class R shares and 2.43% for its Class T shares.[1] In comparison, the fund's benchmarks, the Morgan Stanley High Technology 35 Index ("MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of 3.03% and 8.87%, respectively, over the same period.[2,3]

Although technology stocks generally advanced over the first half of the reporting period, a portion of those gains were erased in the second half, when investors grew concerned that rising energy prices and higher interest rates might put pressure on consumer spending. The fund produced slightly lower returns than the MS High Tech 35 Index, primarily due to disappointments in the software and semiconductors sectors.

### What is the fund's investment approach?

The fund seeks capital appreciation by investing in growth companies of any size that we believe are leading producers or beneficiaries of technological innovation. When choosing stocks, we look for technology sectors that are expected to outperform on relative scale. We seek to emphasize the most attractive sectors and de-emphasize the less appealing sectors. Among the sectors evaluated are those that develop, produce or distribute products or services in the computer, internet, semi-conductor, electronics, communications, health care, biotechnology, computer software and hardware, electronic components and systems, network and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

Typically, we look for companies that are leaders in their market segments and are characterized by rapid earnings growth and strong market shares. We conduct extensive fundamental research to understand these companies' competitive advantages and to evaluate their ability to maintain leadership positions over time. Although we look for companies with the potential for strong earnings growth rates, some of our investments may currently be experiencing losses. Moreover, we may invest in small-, mid- and large-cap securities in all available trading markets, including initial public offerings and the aftermarket.

### What other factors influenced the fund's performance?

During the fall of 2005 and opening months of 2006, moderate economic growth, low inflation and rising corporate earnings helped technology stocks achieve above-average gains. Strong demand for consumer products, such as flat-screen televisions, and expectations of robust business investment in technology upgrades helped support business fundamentals.

However, investor sentiment appeared to shift in the spring of 2006, when energy prices surged and intensifying inflationary pressures suggested that interest rates might move higher than previously anticipated. Investors began to worry that these factors might constrain consumer spending, including expenditures for technology products. As a result, technology stocks generally fell more sharply than average, giving back some of their previous gains.

The fund's relative underperformance during the reporting period stemmed primarily from our stock selection strategies in the packaged software and semiconductors areas. Specifically, the fund's relative performance was hurt by its underweighted position in semiconductor manufacturer Advanced Micro Devices, which took market share from its chief competitor, and relatively heavy exposure to graphics chip maker Xilinx, which suffered in a maturing market. The fund's packaged software holdings lagged the averages due to its lack of exposure to Oracle and Intuit, which fared relatively well for the MS High Tech 35 Index.

On the other hand, we continued to identify niches within the technology market that, in our judgment, were likely to enjoy solid growth. For example, despite worries regarding consumer spending, Apple Computer continued to offer innovative products, such as the video iPod, that were well received by consumers. Conversely, the fund benefited from an underweighted position in computer maker Dell, which encountered slack demand for its relatively unexciting products.

The fund also achieved strong results from its focus on companies engaged in the growing corporate outsourcing trend, such as Cognizant Technology Solutions. Similarly, the fund received strong contributions from companies that help boost the ability of consumers and businesses to use data-intensive applications over the Internet. For example, software services company Akamai achieved success by helping businesses increase the capacity of existing lines to handle the substantial bandwidth requirements of online video services. Finally, the fund's relative performance benefited from its lack of exposure to some of the weaker companies in the benchmark's electronic components area, including Jabil Circuit and Flextronics International.

### What is the fund's current strategy?

Although we currently are concerned that business conditions may weaken over the near term as the economic cycle matures, we believe that the longer-term outlook for the technology sector remains bright, particularly in certain niche markets. Accordingly, we have continued to invest in companies that, in our judgment, have the potential to establish or maintain leadership positions in growth segments of the U.S. and global economies.

September 15, 2006

*The technology sector has been among the most volatile sectors of the stock market. Technology companies involve greater risk because their revenue and/or earnings tend to be less predictable and some companies may be experiencing significant losses. An investment in the fund should be considered only as a supplement to a complete investment program.*

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors.*

[3] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Technology Growth Fund Class A shares with the Morgan Stanley High Technology 35 Index and the Standard & Poor's 500 Composite Stock Price Index

† Source: Bloomberg L.P.
†† Source: Lipper Inc.
Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Technology Growth Fund on 10/13/97 (inception date) to a $10,000 investment made in each of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index"). For comparative purposes, the value of each index on 9/30/97 is used as the beginning value on 10/13/97. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The MS High Tech 35 Index reflects reinvestment of net dividends and, where applicable, capital gain distributions. The MS High Tech 35 Index is an unmanaged, equal dollar-weighted index from the electronics-based subsectors. The indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

## Average Annual Total Returns *as of 8/31/06*

| | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Class A shares** | | | | |
| *with maximum sales charge (5.75%)* | **10/13/97** | **(3.11)%** | **(0.79)%** | **6.53%** |
| *without sales charge* | **10/13/97** | **2.81%** | **0.40%** | **7.25%** |
| **Class B shares** | | | | |
| *with applicable redemption charge †* | **4/15/99** | **(2.39)%** | **(1.00)%** | **(3.36)%** |
| *without redemption* | **4/15/99** | **1.61%** | **(0.59)%** | **(3.36)%** |
| **Class C shares** | | | | |
| *with applicable redemption charge ††* | **4/15/99** | **0.84%** | **(0.52)%** | **(3.51)%** |
| *without redemption* | **4/15/99** | **1.84%** | **(0.52)%** | **(3.51)%** |
| **Class R shares** | **4/15/99** | **3.22%** | **0.86%** | **(2.28)%** |
| **Class T shares** | | | | |
| *with applicable sales charge (4.5%)* | **8/31/99** | **(2.19)%** | **(0.95)%** | **(5.65)%** |
| *without sales charge* | **8/31/99** | **2.43%** | **(0.04)%** | **(5.02)%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Technology Growth Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.22 | $ 11.98 | $ 11.02 | $ 3.98 | $ 8.62 |
| Ending value (after expenses) | $921.90 | $916.90 | $918.30 | $924.40 | $920.80 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.58 | $ 12.58 | $ 11.57 | $ 4.18 | $ 9.05 |
| Ending value (after expenses) | $1,017.69 | $1,012.70 | $1,013.71 | $1,021.07 | $1,016.23 |

*Expenses are equal to the fund's annualized expense ratio of 1.49% for Class A, 2.48% for Class B, 2.28% for Class C, .82% for Class R and 1.78% from Class T Shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

August 31, 2006

| Common Stocks–97.2% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary–2.8%** | | |
| Garmin | 293,700 a | **13,733,412** |
| **Health Care–1.2%** | | |
| Amgen | 36,600 b | 2,486,238 |
| Genentech | 44,200 b | 3,647,384 |
| | | **6,133,622** |
| **Information Technology–93.2%** | | |
| Accenture, Cl. A | 616,700 | 18,291,322 |
| Adobe Systems | 481,400 a,b | 15,616,616 |
| Akamai Technologies | 335,500 b | 13,151,600 |
| Amdocs | 394,700 b | 14,978,865 |
| Apple Computer | 272,000 b | 18,455,200 |
| Automatic Data Processing | 382,300 | 18,044,560 |
| Avid Technology | 163,500 a,b | 6,512,205 |
| Bluestream Ventures, LP | 4,381,600 b,e | 2,692,204 |
| Broadcom, Cl. A | 467,250 b | 13,755,840 |
| CheckFree | 296,600 a,b | 10,618,280 |
| Cisco Systems | 656,000 b | 14,425,440 |
| Citrix Systems | 233,100 b | 7,151,508 |
| Cognizant Technology Solutions, Cl. A | 281,800 a,b | 19,700,638 |
| Comverse Technology | 597,500 a,b | 12,487,750 |
| Corning | 1,063,900 b | 23,661,136 |
| Dell | 184,100 b | 4,151,455 |
| Digital Insight | 58,700 b | 1,526,787 |
| Electronic Arts | 194,200 a,b | 9,898,374 |
| EMC/Massachusetts | 641,400 b | 7,472,310 |
| Google, Cl. A | 24,000 b | 9,084,720 |
| Hewlett-Packard | 366,100 | 13,384,616 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Information Technology (continued)** | | |
| Infosys Technologies, ADR | 301,700 [a] | 13,531,245 |
| Ingenex | 7,900 [b,e] | 0 |
| Intel | 398,000 | 7,776,920 |
| Juniper Networks | 789,900 [a,b] | 11,587,833 |
| Marvell Technology Group | 332,600 [a,b] | 5,823,826 |
| MEMC Electronic Materials | 270,100 [b] | 10,447,468 |
| Microsoft | 800,000 | 20,552,000 |
| Motorola | 372,700 | 8,713,726 |
| National Semiconductor | 363,900 | 8,839,131 |
| Network Appliance | 434,700 [b] | 14,884,128 |
| Nokia, ADR | 341,200 | 7,124,256 |
| Qualcomm | 360,100 | 13,564,967 |
| Samsung Electronics, GDR | 17,700 [c] | 6,018,000 |
| SanDisk | 95,200 [b] | 5,609,184 |
| SAP, ADR | 237,000 [a] | 11,314,380 |
| Seagate Technology | 184,000 [b] | 4,094,000 |
| Sirf Technology Holdings | 157,500 [a,b] | 4,146,975 |
| Sun Microsystems | 1,504,800 [b] | 7,508,952 |
| Taiwan Semiconductor Manufacturing, ADR | 1,563,909 | 14,559,993 |
| Tellabs | 312,700 [b] | 3,186,413 |
| Texas Instruments | 364,100 | 11,866,019 |
| Yahoo! | 572,800 [b] | 16,508,096 |
| | | **462,718,938** |
| **Total Common Stocks**<br>(cost $417,736,451) | | **482,585,972** |

| Investment of Cash Collateral for Securities Loaned—10.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $53,033,043) | 53,033,043 [d] | **53,033,043** |
| **Total Investments** (cost $470,769,494) | **107.9%** | **535,619,015** |
| **Liabilities, Less Cash and Receivables** | **(7.9%)** | **(38,979,212)** |
| **Net Assets** | **100.0%** | **496,639,803** |

*ADR—American Depository Receipts*
*GDR—Global Depository Receipts*

[a] *All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $57,365,789 and the total market value of the collateral held by the fund is $59,705,643, consisting of cash collateral of $53,033,043 and U.S. Government and agency securities valued at $6,672,600.*

[b] *Non-income producing security.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $6,018,000 or 1.2% of net assets.*

[d] *Investment in affiliated money market mutual fund.*

[e] *Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of $2,692,204 representing .5% of net assets (see below).*

| Issuer | Acquisition Date | Purchase Price ($) | Net Assets (%) | Valuation ($)† |
|---|---|---|---|---|
| Bluestream Ventures, LP | 4/30/2004-6/19/2006 | 0.63 | 0.54 | .61 per share |
| Ingenex | 4/30/2004 | 0.00 | 0.00 | .00 per share |

† *The valuation of these securities has been determined in good faith under the direction of the Board of Directors.*

## Portfolio Summary ††

| | Value (%) | | Value (%) |
|---|---|---|---|
| Information Technology | 93.2 | Health Care | 1.2 |
| Money Market Investment | 10.7 | | |
| Consumer Discretionary | 2.8 | | **107.9** |

†† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities | | |
| on loan valued at $57,365,789)–Note 1(c): | | |
| Unaffiliated issuers | 417,736,451 | 482,585,972 |
| Affiliated issuers | 53,033,043 | 53,033,043 |
| Cash denominated in foreign currencies | 16,240,284 | 16,120,817 |
| Receivable for investment securities sold | | 2,873,462 |
| Receivable for shares of Common Stock subscribed | | 213,831 |
| Dividends and interest receivable | | 208,317 |
| Prepaid expenses | | 76,919 |
| | | **555,112,361** |
| **Liabilities ($):** | | |
| Due to the Dreyfus Corporation and affiliates–Note 3(c) | | 690,695 |
| Cash overdraft due to Custodian | | 127,989 |
| Liability for securities on loan–Note 1(c) | | 53,033,043 |
| Bank loan payable–Note 2 | | 1,975,000 |
| Payable for investment securities purchased | | 1,404,423 |
| Payable for shares of Common Stock redeemed | | 737,973 |
| Accrued expenses | | 503,435 |
| | | **58,472,558** |
| **Net Assets ($)** | | **496,639,803** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 723,125,481 |
| Accumulated net realized gain (loss) on investments | | (291,215,732) |
| Accumulated net unrealized appreciation (depreciation) | | |
| on investments and foreign currency transactions | | 64,730,054 |
| **Net Assets ($)** | | **496,639,803** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 391,529,917 | 45,651,614 | 50,655,572 | 4,611,630 | 4,191,070 |
| Shares Outstanding | 16,998,602 | 2,122,147 | 2,347,365 | 194,503 | 187,618 |
| **Net Asset Value Per Share ($)** | **23.03** | **21.51** | **21.58** | **23.71** | **22.34** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $130,504 foreign taxes withheld at source): | |
| Unaffiliated issuers | 3,828,206 |
| Affiliated issuers | 264,775 |
| Interest | 460,554 |
| Income on securities lending | 490,123 |
| **Total Income** | **5,043,658** |
| **Expenses:** | |
| Management fee–Note 3(a) | 6,880,334 |
| Shareholder servicing costs–Note 3(c) | 3,781,344 |
| Distribution fees–Note 3(b) | 1,216,417 |
| Prospectus and shareholders' reports | 208,831 |
| Custodian fees–Note 3(c) | 181,307 |
| Registration fees | 61,181 |
| Professional fees | 54,020 |
| Directors' fees and expenses–Note 3(d) | 36,391 |
| Interest expense–Note 2 | 11,618 |
| Miscellaneous | 42,773 |
| **Total Expenses** | **12,474,216** |
| Less–reduction in custody fees due to earnings credits–Note 1(c) | (2,474) |
| **Net Expenses** | **12,471,742** |
| **Investment (Loss)–Net** | **(7,428,084)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | 202,247,576[a] |
| Net realized gain (loss) on forward currency exchange contracts | (27,766) |
| **Net Realized Gain (Loss)** | **202,219,810** |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions | (112,127,827) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **90,091,983** |
| **Net Increase in Net Assets Resulting from Operations** | **82,663,899** |

[a]  *On December 30, 2005, the Fund had a redemption-in-kind with total proceeds in the amount of $1,005,064,114. The net realized gain of the transaction of $166,615,470 will not be realized for tax purposes.*
*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment (loss)–net | (7,428,084) | (5,662,645) |
| Net realized gain (loss) on investments | 202,219,810 | 73,667,763 |
| Net unrealized appreciation (depreciation) on investments | (112,127,827) | 162,944,382 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **82,663,899** | **230,949,500** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 161,187,648 | 106,181,572 |
| Class B shares | 1,513,909 | 2,459,692 |
| Class C shares | 1,564,828 | 2,230,474 |
| Class R shares | 93,497,671 | 186,764,693 |
| Class T shares | 1,715,341 | 1,783,852 |
| Cost of shares redeemed: | | |
| Class A shares | (163,070,827) | (174,298,851) |
| Class B shares | (127,359,414) | (71,659,212) |
| Class C shares | (20,020,222) | (33,527,229) |
| Class R shares | (1,135,312,431) | (397,775,151) |
| Class T shares | (2,249,273) | (2,709,856) |
| Capital contribution by Manager–Note 3 (e) | 2,289,116 | – |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(1,186,243,654)** | **(380,550,016)** |
| **Total Increase (Decrease) in Net Assets** | **(1,103,579,755)** | **(149,600,516)** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,600,219,558 | 1,749,820,074 |
| **End of Period** | **496,639,803** | **1,600,219,558** |

|  | Year Ended August 31, | |
|---|---|---|
|  | 2006 | 2005 |
| **Capital Share Transactions:** | | |
| **Class A** [a] | | |
| Shares sold | 6,724,640 | 4,873,202 |
| Shares redeemed | (6,890,133) | (8,008,064) |
| **Net Increase (Decrease) in Shares Outstanding** | **(165,493)** | **(3,134,862)** |
| **Class B** [a] | | |
| Shares sold | 66,752 | 119,230 |
| Shares redeemed | (5,637,131) | (3,462,180) |
| **Net Increase (Decrease) in Shares Outstanding** | **(5,570,379)** | **(3,342,950)** |
| **Class C** | | |
| Shares sold | 69,024 | 108,821 |
| Shares redeemed | (898,129) | (1,621,255) |
| **Net Increase (Decrease) in Shares Outstanding** | **(829,105)** | **(1,512,434)** |
| **Class R** | | |
| Shares sold | 3,924,941 | 8,299,682 |
| Shares redeemed | (46,434,346) | (18,005,233) |
| **Net Increase (Decrease) in Shares Outstanding** | **(42,509,405)** | **(9,705,551)** |
| **Class T** | | |
| Shares sold | 73,938 | 83,610 |
| Shares redeemed | (98,520) | (127,974) |
| **Net Increase (Decrease) in Shares Outstanding** | **(24,582)** | **(44,364)** |

[a] *During the period ended August 31, 2006, 3,352,551 Class B shares representing $76,137,578 were automatically converted to 3,153,293 Class A shares and during the period ended August 31, 2005, 598,310 Class B shares representing $12,482,881 were automatically converted to 567,030 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describes the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| Class A Shares | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 22.40 | 19.64 | 21.28 | 14.89 | 22.58 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.18) | (.10) | (.24) | (.18) | (.25) |
| Net realized and unrealized gain (loss) on investments | .78 | 2.86 | (1.40) | 6.57 | (7.44) |
| Total from Investment Operations | .60 | 2.76 | (1.64) | 6.39 | (7.69) |
| Capital contribution by Manager | .03 | – | – | – | – |
| Net asset value, end of period | 23.03 | 22.40 | 19.64 | 21.28 | 14.89 |
| **Total Return (%)** [b] | 2.81 [c] | 14.05 | (7.71) | 42.91 | (34.06) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.38 | 1.32 | 1.42 | 1.57 | 1.55 |
| Ratio of net expenses to average net assets | 1.38 | 1.32 | 1.42 | 1.57 | 1.55 |
| Ratio of net investment (loss) to average net assets | (.77) | (.45) | (1.06) | (1.06) | (1.13) |
| Portfolio Turnover Rate | 48.26 | 44.59 | 127.75 | 61.71 | 77.42 |
| Net Assets, end of period ($ x 1,000) | 391,530 | 384,411 | 398,767 | 423,425 | 314,261 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *If capital contribution as described in Note 3(e) had not been made by Manager, total return for the year ended August 31, 2006 would have been 2.67%.*
*See notes to financial statements.*

| | | Year Ended August 31, | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 21.17 | 18.75 | 20.50 | 14.49 | 22.16 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.41) | (.29) | (.43) | (.33) | (.42) |
| Net realized and unrealized gain (loss) on investments | .72 | 2.71 | (1.32) | 6.34 | (7.25) |
| Total from Investment Operations | .31 | 2.42 | (1.75) | 6.01 | (7.67) |
| Capital contribution by Manager | .03 | – | – | – | – |
| Net asset value, end of period | 21.51 | 21.17 | 18.75 | 20.50 | 14.49 |
| **Total Return (%)** [b] | 1.61 [c] | 12.91 | (8.54) | 41.48 | (34.61) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 2.47 | 2.29 | 2.36 | 2.54 | 2.43 |
| Ratio of net expenses to average net assets | 2.47 | 2.29 | 2.36 | 2.54 | 2.43 |
| Ratio of net investment (loss) to average net assets | (1.92) | (1.41) | (2.00) | (2.03) | (2.00) |
| Portfolio Turnover Rate | 48.26 | 44.59 | 127.75 | 61.71 | 77.42 |
| Net Assets, end of period ($ x 1,000) | 45,652 | 162,849 | 206,901 | 239,954 | 198,340 |

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *If capital contribution as described in Note 3(e) had not been made by Manager, total return for the year ended August 31, 2006 would have been 1.47%.*
*See notes to financial statements.*

| Class C Shares | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 21.19 | 18.76 | 20.51 | 14.49 | 22.15 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.38) | (.29) | (.42) | (.32) | (.41) |
| Net realized and unrealized gain (loss) on investments | .74 | 2.72 | (1.33) | 6.34 | (7.25) |
| Total from Investment Operations | .36 | 2.43 | (1.75) | 6.02 | (7.66) |
| Capital contribution by Manager | .03 | – | – | – | – |
| Net asset value, end of period | 21.58 | 21.19 | 18.76 | 20.51 | 14.49 |
| **Total Return (%)** [b] | 1.84[c] | 12.95 | (8.53) | 41.55 | (34.58) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 2.33 | 2.28 | 2.33 | 2.51 | 2.38 |
| Ratio of net expenses to average net assets | 2.33 | 2.28 | 2.33 | 2.51 | 2.38 |
| Ratio of net investment (loss) to average net assets | (1.73) | (1.39) | (1.98) | (2.00) | (1.95) |
| Portfolio Turnover Rate | 48.26 | 44.59 | 127.75 | 61.71 | 77.42 |
| Net Assets, end of period ($ x 1,000) | 50,656 | 67,295 | 87,980 | 107,737 | 91,048 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *If capital contribution as described in Note 3(e) had not been made by Manager, total return for the year ended August 31, 2006 would have been 1.70%.*
*See notes to financial statements.*

| Class R Shares | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 22.97 | 20.06 | 21.63 | 15.05 | 22.72 |
| Investment Operations: | | | | | |
| Investment income (loss)–net [a] | (.08) | .00 [b] | (.05) | (.08) | (.16) |
| Net realized and unrealized gain (loss) on investments | .79 | 2.91 | (1.52) | 6.66 | (7.51) |
| Total from Investment Operations | .71 | 2.91 | (1.57) | 6.58 | (7.67) |
| Capital contribution by Manager | .03 | – | – | – | – |
| Net asset value, end of period | 23.71 | 22.97 | 20.06 | 21.63 | 15.05 |
| **Total Return (%)** | 3.22 [c] | 14.51 | (7.26) | 43.72 | (33.76) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .82 | .86 | .86 | .97 | 1.15 |
| Ratio of net expenses to average net assets | .82 | .86 | .86 | .97 | 1.15 |
| Ratio of net investment income (loss) to average net assets | (.36) | .01 | (.26) | (.45) | (.73) |
| Portfolio Turnover Rate | 48.26 | 44.59 | 127.75 | 61.71 | 77.42 |
| Net Assets, end of period ($ x 1,000) | 4,612 | 981,036 | 1,051,240 | 14,750 | 8,318 |

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] If capital contribution as described in Note 3(e) had not been made by Manager, total return for the year ended August 31, 2006 would have been 3.08%.

*See notes to financial statements.*

| Class T Shares | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 21.81 | 19.22 | 20.90 | 14.70 | 22.38 |
| Investment Operations: | | | | | |
| Investment (loss)–net [a] | (.27) | (.19) | (.31) | (.25) | (.34) |
| Net realized and unrealized gain (loss) on investments | .77 | 2.78 | (1.37) | 6.45 | (7.34) |
| Total from Investment Operations | .50 | 2.59 | (1.68) | 6.20 | (7.68) |
| Capital contribution by Manager | .03 | – | – | – | – |
| Net asset value, end of period | 22.34 | 21.81 | 19.22 | 20.90 | 14.70 |
| **Total Return (%)** [b] | 2.43 [c] | 13.48 | (8.04) | 42.18 | (34.32) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.79 | 1.79 | 1.79 | 2.07 | 1.99 |
| Ratio of net expenses to average net assets | 1.79 | 1.79 | 1.79 | 2.07 | 1.99 |
| Ratio of net investment (loss) to average net assets | (1.18) | (.91) | (1.43) | (1.56) | (1.56) |
| Portfolio Turnover Rate | 48.26 | 44.59 | 127.75 | 61.71 | 77.42 |
| Net Assets, end of period ($ x 1,000) | 4,191 | 4,629 | 4,931 | 4,451 | 3,364 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *If capital contribution as described in Note 3(e) had not been made by Manager, total return for the year ended August 31, 2006 would have been 2.29%.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Technology Growth Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 2, 2006, the Board of Directors approved a change of the company name from "Dreyfus Advantage Funds, Inc." to "Advantage Fund, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the

Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investments companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(d) Affiliated issuers:** Investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $285,382,746 and unrealized appreciation $58,897,068.

The accumulated capital loss carryover is subject to annual limitations on the utilization pursuant to Section 382 of the Internal Revenue Code. If not applied, $212,157,244 of the carryover expires in fiscal 2011 and $73,225,502 expires in fiscal 2012. Due to the limitation on utilization of the capital loss carryover, only $285,382,746 of the remaining $417,951,769 will actually be eligible to offset future gains. Consequently, the difference of $132,569,023 has been recorded as a reduction of paid-in capital in fiscal 2006. Other ownership changes as described in Section 382 of the Internal Revenue Code may put additional limitations on the utilization of these amounts.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, limited partnerships, foreign currency transactions, net realized gains from redemption-in-kind and other permanent book to tax differences under the provisions of Section 382 of the Code, the fund increased accumulated undistributed investment income-net by $7,428,084, decreased accumulated net realized gain (loss) on investments by $34,647,101 and increased paid-in capital by $27,219,017. Net assets were not affected by this reclassification.

### NOTE 2—Bank Lines of Credit:

The fund may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended August 31, 2006 was approximately $198,900, with a related weighted average annualized interest rate of 5.84%.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended August 31, 2006, the Distributor retained $13,723 and $1,352 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $311,874 and $7,001 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended August 31, 2006, Class B, Class C and Class T shares were charged $748,407, $456,597 and $11,413, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, Class A, Class B, Class C and Class T shares were charged $1,034,619, $249,469, $152,199 and $11,413, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $1,137,940 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $181,307 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $306,789, Rule 12b-1 distribution plan fees $60,718 shareholder services plan fees $101,323, custody fees $30,970, chief compliance officer fees $1,895 and transfer agency per account fees $189,000.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) On November 28, 2005, the Manager made a capital contribution of $2,289,116 to the fund, which represented approximately .14% of the fund's net assets on that date. The capital contribution, which is reflected in the fund's Paid-in-Capital and Statement of Changes in Net Assets, reflected an adjustment in the methodology used to calculate the management fee for Dreyfus Premier NexTech Fund, which merged into the fund on December 17, 2003.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended August 31, 2006, amounted to $415,437,803 and $1,598,298,489, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each contract. At August 31, 2006, there were no forward currency exchange contracts outstanding.

At August 31, 2006, the cost of investments for federal income tax purposes was $476,602,480; accordingly, accumulated net unrealized appreciation on investments was $59,016,535, consisting of $73,936,993 gross unrealized appreciation and $14,920,458 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Technology Growth Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Technology Growth Fund (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Technology Growth Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund's total return was above the median of the performance group for the one-, three- and five-year periods ended January 31, 2006. The board further noted that the fund was ranked in the third quintile of its performance group and performance universe for the one-year period ended January 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among

other things, that the fund's actual management fee was ranked in the fourth quintile of its expense group and ranked in the second quintile of its expense universe, while the fund's actual total expense ratio was ranked in the second quintile of its expense group and ranked in the first quintile of its expense universe. The Board further noted that the fund's actual total expense ratio was lower than the average and median of the expense group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations:

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;
- The Board was satisfied with the fund's overall performance;
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

——————————

**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
• Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

——————————

**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

———————————

## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c∕o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier
Technology Growth Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0255AR0806

# Dreyfus
# Small Company
# Value Fund

**ANNUAL REPORT** August 31, 2006





**Dreyfus**

A Mellon Financial Company℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Small Company Value Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. A cooling housing market appeared to confirm this view. The Fed also suggested that, despite the recent upward trend stemming from greater resource utilization and higher commodity prices, inflation is expected to subside from current levels.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, offsetting earlier losses in a relatively volatile market environment. In addition, for the first time in several years, large-cap stocks have lately begun to produce higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



## DISCUSSION OF FUND PERFORMANCE

David Daglio, Portfolio Manager

### How did Dreyfus Small Company Value Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund produced a total return of –7.37%.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index, produced a total return of 12.72% for the same period.[2]

While a strong U.S. economy helped drive stocks higher during the first half of the reporting period, returns were tempered during the second half by concerns regarding intensifying inflationary pressures and slower economic growth. We attribute the fund's underperformance to the small-cap market's apparent preference for stocks that demonstrated "price momentum," which generally are too expensively priced to qualify for our type of value-oriented investment approach. As a result, the fund maintained relatively light exposure to materials and capital goods companies, two of the market's better-performing sectors.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in small-company stocks of companies with market capitalizations between $100 million and $2 billion at the time of purchase. Because the fund may continue to hold a security whose market capitalization grows, a substantial portion of the fund's holdings can have market capitalizations in excess of $2 billion at any given time. The fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings (IPOs).

The portfolio manager identifies potential investments through extensive quantitative and fundamental research. When selecting stocks, we emphasize three key factors: *value,* or how a stock is valued relative to its intrinsic worth based on traditional value measures; *business health,* or the overall efficiency and profitability as measured by return on assets and return on equity; and *business momentum,* or the presence of a catalyst, such as corporate restructuring, change in management or a spin-off that will trigger a price increase in the near- to midterm.

### What other factors influenced the fund's performance?

During the first half of the reporting period, small-cap stocks posted generally strong returns, driven by robust investor demand. Strong economic growth and low inflation apparently helped investors feel comfortable assuming the risks of investing in smaller, more speculative companies. However, by the spring of 2006, investors became worried that high energy prices and rising interest rates might put pressure on consumer spending, potentially choking off future economic growth. As a result, investors grew more risk-averse, and prices of small-cap stocks began to fall during the reporting period's second half.

While we are disappointed with the fund's results, we attribute much of its underperformance to our type of value-oriented investment style, which was out of favor among investors during the reporting period. In a trend-following market, investors continued to buy stocks that already had performed well, enabling them to reach fuller valuations that did not qualify for our investment criteria. Indeed, our approach frequently leads us to stocks that recently have underperformed the averages but that, in our analysis, are fundamentally sound and are poised for gains. We remain confident in the fund's long-term investment discipline, which we believe has proven its effectiveness over full business cycles.

The fund was particularly hurt during the reporting period by its lack of exposure to producers of industrial and precious metals, which gained value due to robust demand from China and India but, in our view, had become overvalued. Similarly, in the capital goods sector, companies that make specialized equipment for the mining and metals industries began the reporting period with rich valuations, yet continued to produce some of the market's higher returns due to robust industrial demand from the world's developing economies. The fund was also hurt by an underweight in REIT's and banks, which performed well during the quarter despite being very richly valued versus their histories; we continue to stay underweight these sectors.

The fund enjoyed better returns from its holdings in the industrials sector, where airlines rebounded from previous weakness in a consolidating industry, and trucking stocks benefited from the growing global economy. We reduced our focus on trucking stocks as they became more fully valued, a move that proved fortuitous when their prices subsequently fell. A number of consumer discretionary stocks also helped boost the fund's performance, including a fast-food restaurant chain and a manufacturer of carpet and laminates.

### What is the fund's current strategy?

As of the end of the reporting period, we have continued to find what we believe to be attractive values in certain consumer-oriented stocks, including homebuilders, restaurants and a handful of retailers. We also have established an overweighted position in medical technology and services companies in the health care sector, and our bottom-up research has identified a number of opportunities in the technology sector. Conversely, in the financials sector, the fund holds relatively light positions in real estate investment trusts (REITs), which we believe remain overvalued after ranking among the better performing sectors of the small-cap market during the reporting period.

September 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   ***Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.***

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Small Company Value Fund and the Russell 2000 Value Index

## Average Annual Total Returns *as of 8/31/06*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Fund** | **(7.37)%** | **5.78%** | **10.40%** |

† *Source: Lipper Inc.*
*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. The above graph compares a $10,000 investment made in Dreyfus Small Company Value Fund on 8/31/96 to a $10,000 investment made on that date in the Russell 2000 Value Index (the "Index"). All dividends and capital gain distributions are reinvested.*
*The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged index of small-cap value stock performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Small Company Value Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $  5.80 |
| Ending value (after expenses) | $902.40 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $  6.16 |
| Ending value (after expenses) | $1,019.11 |

† *Expenses are equal to the fund's annualized expense ratio of 1.21%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

## STATEMENT OF INVESTMENTS
August 31, 2006

| Common Stocks–98.0% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary–19.0%** | | |
| Beazer Homes USA | 32,100 | 1,293,630 |
| Buffalo Wild Wings | 39,905 a | 1,390,689 |
| Build-A-Bear Workshop | 113,680 a,b | 2,481,634 |
| Chico's FAS | 15,100 a | 278,444 |
| Cosi | 558,700 a | 2,927,588 |
| Fleetwood Enterprises | 296,500 a,b | 2,084,395 |
| Interface, Cl. A | 181,010 a | 2,300,637 |
| M.D.C. Holdings | 45,100 | 1,929,829 |
| Marvel Entertainment | 213,200 a,b | 4,571,008 |
| Meritage Homes | 16,300 a | 667,485 |
| New York & Co. | 128,900 a | 1,472,038 |
| OSI Restaurant Partners | 19,200 | 594,624 |
| Rent-A-Center | 76,100 a | 2,062,310 |
| Stride Rite | 91,430 | 1,257,162 |
| Tweeter Home Entertainment Group | 154,100 a | 689,598 |
| | | **26,001,071** |
| **Consumer Staples–3.5%** | | |
| Boston Beer, Cl. A | 19,900 a,b | 639,188 |
| Del Monte Foods | 246,400 | 2,735,040 |
| Diamond Foods | 90,058 b | 1,344,566 |
| | | **4,718,794** |
| **Energy–6.5%** | | |
| CNX Gas | 47,200 a | 1,218,232 |
| Goodrich Petroleum | 165,500 a,b | 5,243,040 |
| Riata Energy | 42,000 a,c,d | 798,000 |
| Southwestern Energy | 45,300 a | 1,556,055 |
| | | **8,815,327** |
| **Financial–11.4%** | | |
| AmeriCredit | 26,400 a | 620,136 |
| Annaly Capital Management | 96,120 | 1,202,461 |
| Assured Guaranty | 52,500 | 1,404,375 |
| Axis Capital Holdings | 24,500 | 794,535 |
| Cowen Group | 43,510 b | 612,621 |
| Endurance Specialty Holdings | 1,300 | 41,951 |
| Fidelity National Title Group, Cl. A | 70,000 b | 1,411,200 |
| Investment Technology Group | 32,070 a | 1,481,955 |
| PartnerRe | 14,500 | 932,350 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| Phoenix Cos. | 84,600 | 1,248,696 |
| Platinum Underwriters Holdings | 58,600 | 1,740,420 |
| United Fire & Casualty | 27,700 | 775,046 |
| USI Holdings | 102,300 a,b | 1,367,751 |
| Whitney Holding | 54,900 | 1,930,833 |
| | | **15,564,330** |
| **Health Care—13.5%** | | |
| Cerner | 19,000 a | 875,140 |
| Cooper Cos. | 2,400 | 119,952 |
| Emdeon | 156,200 a | 1,850,970 |
| Gentiva Health Services | 153,400 a | 2,771,938 |
| Lincare Holdings | 37,100 a | 1,373,813 |
| Odyssey HealthCare | 38,900 a | 623,956 |
| Omnicare | 14,400 | 652,464 |
| Option Care | 178,100 b | 2,354,482 |
| Quidel | 306,670 a,b | 3,508,305 |
| Savient Pharmaceuticals | 320,896 a | 2,079,406 |
| Varian | 47,500 a,b | 2,217,300 |
| | | **18,427,726** |
| **Industrial—18.7%** | | |
| ACE Aviation Holdings, Cl. A | 10,200 a,b | 275,470 |
| AirTran Holdings | 150,000 a,b | 1,717,500 |
| Apogee Enterprises | 234,270 | 3,516,393 |
| Diana Shipping | 136,900 b | 1,756,427 |
| Eagle Bulk Shipping | 73,750 b | 1,165,250 |
| Empresa Brasileira de Aeronautica (Embraer), ADR | 50,900 | 1,964,740 |
| GATX | 81,800 | 3,035,598 |
| Goodman Global | 70,470 | 887,217 |
| Herman Miller | 23,100 | 652,344 |
| Hudson Highland Group | 113,720 a | 1,139,474 |
| Kansas City Southern | 68,500 a | 1,804,975 |
| Knoll | 27,300 b | 486,759 |
| Navistar International | 72,600 a | 1,665,444 |
| Pentair | 8,700 | 260,130 |
| Tetra Tech | 121,500 a,b | 2,016,900 |
| US Airways Group | 20,900 a | 883,025 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Wabash National | 165,800 | 2,286,382 |
| | | **25,514,028** |
| **Information Technology–15.4%** | | |
| ADTRAN | 52,600 | 1,308,162 |
| Applied Micro Circuits | 480,800 a,b | 1,312,584 |
| Arris Group | 126,800 a | 1,453,128 |
| China TechFaith Wireless Communication Technology, ADR | 141,800 a | 1,134,400 |
| Cognos | 42,000 a | 1,365,840 |
| Digitas | 203,600 a,b | 1,820,184 |
| Gevity HR | 104,200 b | 2,678,982 |
| Mindspeed Technologies | 250,324 a,b | 478,119 |
| Mobility Electronics | 394,610 a,b | 2,561,019 |
| OmniVision Technologies | 36,200 a,b | 600,920 |
| Paxar | 27,600 a | 537,372 |
| Photon Dynamics | 88,000 a | 1,181,840 |
| Powerwave Technologies | 101,800 a | 771,644 |
| Take-Two Interactive Software | 195,950 a,b | 2,390,590 |
| Verigy | 25,600 | 442,880 |
| Zebra Technologies, Cl. A | 27,590 a | 933,646 |
| | | **20,971,310** |
| **Materials–2.8%** | | |
| Century Aluminum | 28,650 a,b | 994,442 |
| Martin Marietta Materials | 16,000 | 1,317,760 |
| Owens-Illinois | 90,600 a | 1,373,496 |
| Reliance Steel & Aluminum | 2,600 | 85,202 |
| | | **3,770,900** |
| **Telecommunication Services–4.8%** | | |
| Cogent Communications Group | 286,693 a | 2,660,511 |
| NTELOS Holdings | 279,000 | 3,830,670 |
| | | **6,491,181** |
| **Utilities–2.4%** | | |
| CMS Energy | 140,100 a | 2,051,064 |
| UIL Holdings | 34,933 | 1,276,452 |
| | | **3,327,516** |
| **Total Common Stocks** (cost $138,495,948) | | **133,602,183** |

| Investment of Cash Collateral for Securities Loaned—19.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $26,150,380) | 26,150,380 [e] | **26,150,380** |
| **Total Investments** (cost $164,646,328) | **117.2%** | **159,752,563** |
| **Liabilities, Less Cash and Receivables** | **(17.2%)** | **(23,455,047)** |
| **Net Assets** | **100.0%** | **136,297,516** |

*ADR—American Depository Receipts.*

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At August 31, 2006, the total market value of the fund's securities on loan is $25,155,468 and the total market value of the collateral held by the fund is $26,737,036 consisting of cash collateral of $26,150,380 and U.S. Government and agency securities valued at $586,656.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $798,000 or .6% of net assets.*

[d] *The value of this security has been determined in good faith under the direction of the Board of Directors.*

[e] *Investment in affiliated money market mutual fund.*

## Portfolio Summary [†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Money Market Investments | 19.2 | Energy | 6.5 |
| Consumer Discretionary | 19.0 | Telecommunication Services | 4.8 |
| Industrial | 18.7 | Consumer Staples | 3.5 |
| Information Technology | 15.4 | Materials | 2.8 |
| Health Care | 13.5 | Utilities | 2.4 |
| Financial | 11.4 | | **117.2** |

[†] *Based on net assets.*

*See notes to financial statements.*

## STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $25,155,468)–Note 1(b): | | |
|     Unaffiliated issuers | 138,495,948 | 133,602,183 |
|     Affiliated issuers | 26,150,380 | 26,150,380 |
| Cash | | 24,439 |
| Receivable for investment securities sold | | 5,026,682 |
| Dividends and interest receivable | | 57,866 |
| Receivable for shares of Common Stock subscribed | | 365 |
| Prepaid expenses | | 9,814 |
| | | **164,871,729** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 132,028 |
| Liability for securities on loan–Note 1(b) | | 26,150,380 |
| Payable for investment securities purchased | | 1,957,860 |
| Payable for shares of Common Stock redeemed | | 269,588 |
| Accrued expenses | | 64,357 |
| | | **28,574,213** |
| **Net Assets ($)** | | **136,297,516** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 137,201,639 |
| Accumulated net realized gain (loss) on investments | | 3,989,642 |
| Accumulated net unrealized appreciation (depreciation) on investments | | (4,893,765) |
| **Net Assets ($)** | | **136,297,516** |
| **Shares Outstanding** | | |
| (100 million shares of $.001 par value Common Stock authorized) | | 5,894,546 |
| **Net Asset Value,** offering and redemption price per share–Note 3(d) ($) | | **23.12** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended August 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $6,192 foreign taxes withheld at source): | |
|     Unaffiliated issuers | 888,632 |
|     Affiliated issuers | 57,681 |
| Income from securities lending | 148,346 |
| Interest | 95,561 |
| **Total Income** | **1,190,220** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,193,915 |
| Shareholder servicing costs–Note 3(b) | 567,157 |
| Professional fees | 41,231 |
| Custodian fees–Note 3(b) | 34,892 |
| Prospectus and shareholders' reports | 29,666 |
| Registration fees | 18,695 |
| Directors' fees and expenses–Note 3(c) | 4,031 |
| Interest expense–Note 2 | 2,806 |
| Miscellaneous | 7,540 |
| **Total Expenses** | **1,899,933** |
| **Investment (Loss)–Net** | **(709,713)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 17,443,732 |
| Net unrealized appreciation (depreciation) on investments | (28,191,572) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(10,747,840)** |
| **Net (Decrease) in Net Assets Resulting from Operations** | **(11,457,553)** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment (loss)–net | (709,713) | (1,249,228) |
| Net realized gain (loss) on investments | 17,443,732 | 34,623,698 |
| Net unrealized appreciation (depreciation) on investments | (28,191,572) | 18,819,662 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(11,457,553)** | **52,194,132** |
| **Dividends to Shareholders from ($):** | | |
| **Net realized gain on investments** | **(14,895,629)** | **–** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 10,039,442 | 14,929,661 |
| Dividends reinvested | 14,435,657 | – |
| Cost of shares redeemed | (45,253,114) | (54,862,393) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(20,778,015)** | **(39,932,732)** |
| **Total Increase (Decrease) in Net Assets** | **(47,131,197)** | **12,261,400** |
| **Net Assets ($):** | | |
| Beginning of Period | 183,428,713 | 171,167,313 |
| **End of Period** | **136,297,516** | **183,428,713** |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 391,033 | 626,553 |
| Shares issued for dividends reinvested | 568,109 | – |
| Shares redeemed | (1,781,644) | (2,290,652) |
| **Net Increase (Decrease) in Shares Outstanding** | **(822,502)** | **(1,664,099)** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | | Year Ended August 31, | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 27.31 | 20.42 | 18.69 | 12.29 | 25.86 |
| Investment Operations: | | | | | |
| Investment (loss)−net [a] | (.11) | (.17) | (.18) | (.10) | (.15) |
| Net realized and unrealized gain (loss) on investments | (1.69) | 7.06 | 1.91 | 6.50 | (6.36) |
| Total from Investment Operations | (1.80) | 6.89 | 1.73 | 6.40 | (6.51) |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | (2.39) | − | − | − | (7.06) |
| Net asset value, end of period | 23.12 | 27.31 | 20.42 | 18.69 | 12.29 |
| **Total Return (%)** | (7.37) | 33.74 | 9.26 | 52.08 | (35.65) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.19 | 1.18 | 1.22 | 1.29 | 1.21 |
| Ratio of net investment (loss) to average net assets | (.45) | (.70) | (.83) | (.79) | (.79) |
| Portfolio Turnover Rate | 170.59 | 107.07 | 113.42 | 128.80 | 126.43 |
| Net Assets, end of period ($ x 1,000) | 136,298 | 183,429 | 171,167 | 209,765 | 170,376 |

[a] Based on average shares outstanding at each month end.
*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Small Company Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers fourteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On May 2, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Advantage Funds, Inc." to "Advantage Funds, Inc." Previously, on March 15, 2006, the Board of Directors approved a change of the Company name from "Dreyfus Growth and Value Funds, Inc." to "Dreyfus Advantage Funds, Inc."

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,556,649, undistributed capital gains $1,917,067 and unrealized depreciation $6,377,839.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005 were as follows: ordinary income $1,301,499 and $0 and long-term capital gains $13,594,130 and $0, respectively.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $709,713 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended August 31, 2006 was approximately $60,500, with a related weighted average annualized interest rate of 4.63%.

### NOTE 3—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

**(b)** Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2006, the fund was charged $397,972 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $79,771 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2006, the fund was charged $34,892 pursuant to the custody agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $84,855, shareholder services plan fees $28,285, custodian fees $3,947, chief compliance officer fees $1,895 and transfer agency per account fees $13,046.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege.

**(e)** Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $268,158,763 and $300,650,161, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $166,130,402; accordingly, accumulated net unrealized depreciation on investments was $6,377,839, consisting of $8,447,555 gross unrealized appreciation and $14,825,394 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Small Company Value Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Small Company Value Fund, (one of the funds comprising Advantage Funds, Inc.) as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of August 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Small Company Value Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
October 12, 2006

# IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $2.1830 per share as a long-term capital gain distribution of the $2.3920 per share paid on December 13, 2005. Also the fund hereby designates 9.01% of the ordinary dividends paid during the fiscal year ended August 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $656,065 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a Board of Directors meeting held on March 7, 2006, the Board unanimously approved the continuation of the fund's Management Agreement for a one-year term ending March 30, 2007. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the renewal of the Management Agreement, including performance and expense information for other investment companies with similar investment objective to the fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During the meeting, the Board members discussed the continuance of the Management Agreement with senior management of the Manager. At the conclusion of these discussions, the Board members and their independent counsel met in an executive session, at which no representatives of the Manager were present, to continue their discussion of continuance of the Management Agreement. In determining to continue the Management Agreement, the Board considered all factors which they believed to be relevant, including, among other things, the factors discussed below.

<u>Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund, as well as other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a performance universe, consisting of all funds with the same Lipper classification/objective, and a performance group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an expense universe, consisting of all funds with the same or similar Lipper classification/objective and a similar sales load structure, and an expense group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund was ranked in the first or second quintiles among its performance group and performance universe for the one- and three-year periods ended January 31, 2006. The Board acknowledged that the fund's current portfolio manager was assigned in August 2005 and that most of the performance record reflects the investment strategy of the previous portfolio manager.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the expense group and expense universe, noting, among

other things, that the fund's actual management fee and total expense ratio were lower than the expense group average and median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided. It also was noted that the profitability percentage for managing the portfolio was within rangers determined by appropriate court cases to be reasonable given the services provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations:

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate;
- The Board was satisfied with the fund's overall performance;
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund; and

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

**Joseph S. DiMartino (62)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 189

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**David P. Feldman (66)**
**Board Member (1996)**

*Principal Occupation During Past 5 Years:*
- Corporate Director & Trustee

*Other Board Memberships and Affiliations:*
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 57

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**Ehud Houminer (66)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 39

## Gloria Messinger (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 27

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## Anne Wexler (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 36

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus
Small Company Value Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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